FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 30, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA S.A.

Consolidated Financial Statements and Summary of Events

as of December 31, 2008, 2007 and 2006

Independent Auditors’ Report

To our Shareholders

The macroeconomic context in which the Company operated in 2008 featured drastic changes. In the first half of the year, the prices of oil and oil by-products reached all-time highs. In the second half, this context shifted dramatically due to the deep financial crisis worldwide, the main consequences of which were a sharp fall in commodity prices, a sudden deceleration of the economy, a significant appreciation of the US Dollar and serious funding restrictions.

This new complex reality, with multiple connotations and an uncertain scope, is a serious challenge to our strategy of continued growth added to profitability and social and environmental responsibility. In this particular scenario these aspects become especially relevant.

The Company has defined a series of strategic initiatives to face these challenges focused on optimizing resources, efficient operations and financial discipline. We are convinced this will help us overcome the limitations of the context, identify and capitalize on new opportunities and differentiate ourselves in a new business environment.

In line with our Business Plan, our investments in 2008 reached approximately P$2.50 billion, 31% above the figure for the previous year.

In the Oil and Gas Exploration and Production business, we continue to be committed to growing reserves through exploration. Consequently, we have increased our investment by 70%, totaling approximately US$127 million.  Agreements have been signed for a 33% interest in off-shore exploration activities in Golfo San Jorge and Malvinas basins. These new projects - plus those in the Colorado Marina basin - confirm the Company’s major role in exploring the Argentine Sea.

In 2008, we completed the purchase of interests in El Tordillo and Sierra Chata assets. In the same line, a memorandum of agreement was signed with the Province of Neuquen to extend for another ten years the production concessions at Aguada de la Arena, Rio Neuquen, Veta Escondida and Rincon de Aranda.

Our investment abroad involved the joint discovery of major reserves, close to 2TCF of gas and 87 million barrels of condensate, at the Kinteroni 1-X well in Lote 57, in Peru. Agreements were signed with the Ecuadorian Government to secure the sustained development of operations. In Venezuela we continued with the challenge of seeking the suitable operation and development of mixed companies.

Our refineries have evidenced a high rate of use of their installed production capacity. In October 2008, the Bahia Blanca Refinery reached an all-time high installed capacity use rate, 94%. We have also made progress in the selective branding efforts in gas stations that still lacked Petrobras Energía’s iconography. This action, associated to other initiatives, supported increased average sales per gas station.

As regards the Petrochemicals business, our investment in Innova fueled the start-up of the new ethylbenzene plant. This plant has a 540,000 ton/year capacity and is among the world´s most modern plants in terms of technology and environmental concerns.

In the Gas and Energy business, we continue to invest in Energía Plus projects, which in aggregate will add 178 MW.

The focus on quality, health, environment and safety resulted in a consolidated environmental policy, a critical value for our operations. Thus, we have provided ad-hoc training to more than 3,000 operators, supervisors and heads of contractor companies, and awarded the SMS certification to more than 10,000 contractor operators. On the other hand, we continued to develop Eco-efficiency guidelines, toward an optimized use of natural resources and energy with a minimum impact on the environment.

In 2008 we strived to keep the talents in the Company and give them opportunities in an environment of equity and transparency.

We managed to keep our bond with the community, by contributing to people’s development through Corporate Social Responsibility Programs. They are mainly focused on projects associated to children’s and teens’ issues aimed at causing changes sustainable in time.

We started the ProAni Project, based on a single process-management model, which supports an integrated approach to corporate operations and more data transparency across commercial processes by viewing all transactions in real time while in-house monitoring and control are strengthened.

We are also making progress in the merger of Petrobras Energía S.A. and Petrobras Energía Participaciones S.A., approved by the companies’ Regular and Special Shareholders’ Meetings held on January 30, 2009. This reorganization will help streamline the corporate structure and boost administrative efficiency, with the consequent cost reduction.

The palette of actions consolidates our search for value creation. With this vision in 2008, Petrobras Energía distributed cash dividends for P$315 million. Along these lines, we have submitted to Petrobras Energía’s Regular Shareholders’ Meeting the proposal to create a reserve for future dividends of P$380 million.

Outlook

In 2009, the strategic guidelines will help manage the business toward overcoming the challenges of the current scenario.

In the Oil Exploration and Production business, our challenge will be to increase reserves and production, by prioritizing exploration as an instrument for long-term growth.

We will consolidate our exploration portfolio, focusing both on current projects and on the search for new opportunities. We will go forward with investments in drilling and studies of the Argentinean offshore. We will continue with the Tight Gas Project in the Neuquen basin to develop low permeability non conventional reservoirs, by using innovative technology in the country which could then be applied in other fields.

In the Refining and Distribution business, we will continue to optimize production at our refineries to supply the domestic fuel market. We will also go forward with the projects to meet the quality specifications set by law for the next few years. We will focus on the search for profitable operations and keep the Petrobras brand as a synonym for service, quality and technology.

In the Petrochemical business, investment from prior years will help us try to keep styrene leadership in South America.

In the Gas and Energy business, we will develop diversified projects so as to provide energy solutions by prioritizing synergies. In the gas area, we will seek to secure the supply of our own consumption and at the same time find profitable marketing alternatives. In the electricity area, we will work to grasp business opportunities that sprout within the framework of Energía Plus projects, after the start of operations of Genelba Plus and Eco Energía power plants.

Reduced activity rates, or, even more, the contraction of many markets will surely be commonplace in 2009. Funding conditions, or the lack thereof, will prompt us to take the necessary steps to generate corporate resources to support scheduled investment.

Finally, even in the light of the current challenges, the Company is keeping its investment plans and also seeking to restore business profitability, optimizing the use of working capital, efficiently managing its operations and securing funding possibilities.

Macroeconomic Overview – Year 2008

International Context

Year 2008 found a deepening financial crisis, which showed its first signs the year before with the burst of the mortgage bubble. Major economies worldwide, the USA, Europe and Japan, dived into recession, whereas China suffered an acute growth deceleration in the second half of the year. The US government had to resort to successive rescues of banks, insurance companies and mortgage lenders to curb the fall in markets and, in turn, launched big economy promotion packages to keep at least a weakened activity level. Within this context, the Federal Reserve made sizable liquidity injections and strongly reduced the reference interest rate, close to zero, by the end of the year. The long-term interest rate, on the other hand, also went down considerably, to approximately 2%, despite the drastic increase of the fiscal deficit and due to the deeper risk aversion prevailing in the international scenario.

Oil

Year 2008 showed the seventh consecutive annual rise in the oil average price, marked, however, by the sudden end of this upward stage. West Texas Intermediate (WTI) reference crude oil averaged US$99.6 a barrel, 38% higher than in 2007. Prices were affected by a marked volatility, reaching a high of US$145 a barrel in July, to then start a clear and steep decline to below US$40 by the end of the year, in line with the global financial crisis.

Oil demand grew throughout the year by only 70,000 barrels/day, or 0.1% higher than the figure for 2007. This virtually nil growth is unheard of since 1993. Additional volumes were fully attributable to developing nations, led by China (with a rise of 0.42 million barrels/day), Middle East (0.36 million), Latin America and the rest of the Asian continent, in that order. Developed countries (OECD) showed a decrease vis-à-vis 2007, led by North America (down by 1.23 million barrels), Japan and the European Union.

Supply, on the other hand, increased by 1.57 million barrels/day, or 1.8%, compared to 2007. Rises were mostly exclusively focused on OPEC countries (led by Saudi Arabia, Iraq and Angola, and declines in Nigeria and Venezuela), which added more than 90% of the new supply for the period – crude and liquid fuels - in response to the growing prices by mid year. Out of the cartel, a highlight was the additional supply from Latin America (0.21 million barrels/day) and the meager performance of the former USSR (only 90,000 barrels/day), hand in hand with structural falls in the North Sea and the Gulf of Mexico.

Argentina

The Argentine economy in 2008 kept a still high growth, in excess of 6% according to official data. That was, however, below prior years’ records, with a clear deceleration in the last months of the year. Even when official inflation was of about 7% p.a., alternative measurements exhibit persistent inflation pressure and a general price level with a more marked dynamics, despite a weakened last part of the year, in line with activity deceleration. Salaries, on the other hand, kept growth rates above 25% year-on-year.

Exports were above US$70 billion, driven by higher international prices but with a meager performance in volume, whereas imports were slightly below US$60 billion, with a balance of trade in excess of US$10 billion. Unlike previous years and despite the above benefit of commodity record prices, the currency supply did not have a surplus, reserves at the Central Bank stagnated and the nominal exchange rate showed a depreciation, which averaged US$1 = P$ 3.16 and closed the year at US$1 = P$ 3.45 due to a reduced currency demand measured in terms of GDP.

The public sector achieved a primary surplus of about 3 percentage points of GDP, with a remarkable growth in tax collections from export withholdings. Congress approved a bill put forward by the Executive Branch which eliminates the private capitalization pension system and provides for a return to the public pension regime. By the end of the year, the Government launched a series of measures to promote activities, which include changes in the income tax, an infrastructure plan and consumption lending.

Domestic oil production showed a yoy fall of about 2%, whereas processed crude oil also showed a slight decline. Even so, the use of installed capacity in the refining industry remained high, above 90% for the year’s average. Diesel-oil demand was impacted by farmers’ and truck drivers’ strikes in the first half of the year, causing a weaker growth. Gasoline demand kept strong and was again driven by lower sales figures for CNG. Premium gasoline consumption was significantly reduced vis-à-vis the previous year, and these volumes were replaced by high-grade gasoline.

With respect to gas, domestic production showed a minimum decline throughout the year. Gas supply was supplemented in winter months by LNG (liquefied natural gas) through a gas tanker vessel at the port of Bahia Blanca.

On the other hand, demand for electricity showed a slight rise, of about 3%, compared to the previous year. In electricity supply, the two FONINVEMEM thermal plants started operations. Both are now operating in open cycle.

Latin America

Peru

Once again, in a context of strong international liquidity and high prices for commodities (at least until mid year), the Peruvian economy ended its seventh consecutive year of growth at high rates, and expanded its GDP above 9%, the highest range in the region. The explanation for this great performance lies in the utilities, trade, manufacturing and construction sectors, in that order.

The sustained inflow of capitals, supported by the “Investment Grade” obtained from international rating agencies, resulted in an appreciation of the exchange rate up to an average US$1 = PEN2.93 (the year low was US$1 = PEN2.80 in July). In turn, this helped contain the expansion of retail prices pressured upward both by the high domestic demand and the high international prices of agricultural and energy commodities. The CPI for the period climbed about 7%, or approximately twice the figure for 2007.

Central Bank reserves reached an all-time high, in excess of US$30 billion, and the trade balance showed a surplus of approximately 2% of GDP. On the fiscal front, the Treasury showed primary and overall surpluses of around 3% and 1.7%, respectively.

In this scenario, country risk levels were around an average of 270 basis points, among the lowest in the region. The unemployment rate had a slight decline, averaging around 8% for the year, a few tenths below the figure for 2007.

Ecuador

The Ecuadorian economy grew about 4% in 2008, almost doubling its growth pace for 2007. Utilities in general, construction, government administration, water and electric power and financial intermediation more than compensated for the fall in oil GDP. On the side of aggregate demand, the slightly negative net contribution of the external sector offsets improvements in private consumption, investment and public expenditure.

On the other hand, the balance of trade in 2008 averaged a deficit of about 1% of GDP. This is explained by a strong hike in imports, partly offset by growing exports, and then impacted by the steep fall in the price of hydrocarbons since mid year. The fiscal arena showed a similar behavior on the side of income (a fall in collections from oil), impacted by higher expenditures. This took fiscal figures to a practically neutral stance or to a slight deficit globally.

Retail prices rose by about 9% as a result – among others – of agreeable private consumption and international inflation, which affected agricultural commodities, with a significant impact on the cost of living.

Crude oil production, despite the record prices seen throughout the year, exhibited a decline in volume of about 1% (to 504,000 bbl/d, the accumulated average as of October 2008).

In the financial arena, the Constitutional Convention completed the audit on the foreign debt, and declared Global 2012, 2015 and 2030 bonds “illegitimate”. Based on that statement, the country suspended the payment of approximately one third of the bonds placed abroad.

2008 Business Performance

Oil and Gas Exploration and Production

The Oil and Gas Exploration and Production segment is Petrobras Energía’s core business, it is the first link of its value chain. The Company currently conducts its activities in almost all Latin American oil and gas producing countries: Argentina, Venezuela, Peru, Ecuador, Bolivia and Colombia, and also Mexico, where it acts as contractor. Throughout the region, the Company’s strategy is to increase oil and gas reserves and production, achieving a balance between exploration and development projects with a view to optimizing its investment portfolio.

In 2008, the Company

* increased exploration investments by 70% to US$127 million.

* signed agreements for offshore exploration in Golfo San Jorge and Malvinas basins, in Argentina.

* discovered gas and condensate reserves with a potential volume close to 2 TCF of gas and 87 million barrels of condensate at the Kinteroni 1-X exploration well in Lote 57, in Peru.

* signed a Memorandum of Agreement with the province of Neuquén to extend for ten years the Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda exploitation concessions.

* reached significant agreements with the Ecuadorian government in connection with the scope of drastic regulatory amendments and their economic impact.

* continued to develop gas production feasibility studies of deep and low permeability reservoirs (“tight gas”) in the Neuquén basin.

* doubled oil production capacity to approximately 2,500 barrels per day in Estancia Agua Fresca field in the Austral basin, Petrobras’ first oil discovery in Argentina.

Production and investments

In 2008, Petrobras Energía’s oil and gas production, including its related companies, totaled 129,200 barrels of oil equivalent per day, accounting for a 7% decline compared to average production in 2007.

Argentina

Production in Argentina, including related companies, averaged 87,700 barrels of oil equivalent per day, 3% lower compared to 2007. This reduction is mainly attributable to the natural decline of mature fields and the impact of the labor strike in the Austral basin.

During 2008, we implemented a significant investment plan to improve our basic production curve, which involved drilling of 171 producing and injection wells and repair of 228 wells.

In the Neuquén basin, the Company’s activity focused on Medanito area and involved 31 drillings and 21 repair works, with production totaling 19,100 barrels of oil equivalent per day.

Also in the Neuquén basin and for the second year of production in El Mangrullo field, gas production increased 12.5% to 900 MMm3/d (million cubic meters per day) average gas production during the year and with promising results from the drilling activity performed.

In the Austral basin, production pace showed the impact of the labor strike held throughout May, with consequences on production after start up in 2008 winter.

Production losses resulting from the strike were partially offset by improvements in Estancia Agua Fresca field’s facilities and an increase in gas production. Operating improvements in this field allowed to double oil production capacity to approximately 2,500 barrels during the second half of the year.

Another highlight for the Austral basin was the completion of expansion works at Puesto Peter, Campo Bola and Dos Hermanos compression systems in the Santa Cruz I area. These works will decisively contribute to maintain gas production volumes during 2009 and 2010.

During December 2008, an agreement was signed with the competent authorities of the province of Neuquén to extend Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda exploitation concessions. According to applicable law, this extension will allow for the execution of new development investments.

For the purpose of testing gas production feasibility in deep and low permeability reservoirs, execution of the pilot project continued to be implemented at the Punta Rosada Formation in the Río Neuquén field, in the Neuquén basin. During the year, two new wells were completed and deepening works were performed at a previously drilled well. All these are producing wells where production tests are being conducted.

In September 2008, Petrobras Energía completed acquisition from Conoco Phillips of its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. This operation, which was subject to approval by regulatory authorities since February 2007, allowed to increase the Company’s interest in Sierra Chata and Parva Negra to 45.55% and 100%, respectively.

In March 2008, Petrobras Energía completed acquisition of a 13.72% interest in El Tordillo field and in the areas with exploration potential La Tapera - Puesto Quiroga.

Outside of Argentina

- Peru

In Peru, production in Lote X, where the Company holds a 60% interest, increased 7% to 16,000 barrels of oil equivalent per day, mainly as a result of intense drilling activities.

The Company implemented an investment plan that involved drilling of 126 wells, 111 repair works (102 primary and 9 secondary), 37 well reactivations and infrastructure works aimed at optimizing operating costs.

- Ecuador

During 2008, significant agreements were signed with the Ecuadorian government in connection with the scope of drastic regulatory amendments and their economic impact, aimed at designing a business framework that secures the sustained development of operations while focusing on long-term profitability and social responsibility.

On October 24, 2008, we signed an agreement with Petroecuador whereby we assigned to Teikoku Oil Ecuador 40% of our rights and obligations under the Participation Agreement for Hydrocarbon Exploration and Crude oil Production in Block 18 and under the Operating Agreement for the Joint Exploitation of Hollín Common Oilfield in Palo Azul field. On October 27, 2008, this agreement was registered with the Hydrocarbon Registry of the National Hydrocarbons Board.

On November 12, 2008, the Ministry of Mines and Oil decided to put on file the request submitted by Ecuador’s Attorney General dated February 18, 2008 to the Ministry to bring administrative action to terminate the Block 18 Participation Agreement and the Operating Agreement for Joint Exploitation of Hollín Common Oilfield in Palo Azul field based, among other things, on alleged irregularities during the assignment process to Teikoku Oil Ecuador.

On October 31, 2008, EcuadorTLC, Cayman, Petromanabí, Teikoku Oil Ecuador and Petroecuador signed Amendatory Agrements relating to Block 18 Participation Agreement and the Operating Agreement for Joint Exploitation at Palo Azul field. Under these amendatory agreements, the Ecuadorian State's share in Palo Azul increased to 60% from 51.5% and to 40% from 31.8% in the Pata field.  In addition, the parties agreed to convert the participation agreement to the contractual modality determined by the Ecuadorian government pursuant to the governmental hydrocarbons policy, and to sign the same within the term of one year.

On December 31, 2008, Petrobras Energía Ecuador and Petroecuador signed a Termination Agreement in connection with Block 31 Participation Agreement, under which Block 31 was returned to the Ecuadorian State. In addition, the parties signed an “Agreement for the use of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados (OCP)”, under which the Ecuadorian State undertook to transport any available crude oil owned by it through the OCP as from January 1, 2009, assuming the cost of the oil transportation capacity committed under the agreement entered into between OCP and the Company through its related companies, up to a maximum of 70,000 barrels per day.

Finally, within the framework of the negotiations maintained with the Ecuadorian government, the parties agreed on the significant opposing interpretation as to the applicability of the Law Amending the Hydrocarbons Law (Law No.42), as from its enactment in April 2006.

In 2008, Petrobras Energía’s production in Ecuador, net of the State’s share, averaged 10,508 barrels of oil equivalent per day. Notwithstanding divestment of the 40% interest in the Consortium operating Block 18 and the increase of the State's share in the block's production, production increased 1.7%.

- Venezuela

In Venezuela, oil and gas production attributable to the Company’s interest in Mixed Companies averaged 13,951 barrels of oil equivalent per day during 2008, a 12% reduction compared to prior year, mainly as a result of the unavailability of drilling rigs preventing completion of scheduled drilling activities and repair works, partially offset by the recovery in production volumes in the Oritupano Leona and La Concepción fields, which during the last quarter of 2007 had significantly declined due to operational problems.

During the last two months of the year, production was affected by the decline in the quota agreed upon by the OPEC member countries, resulting in pumping restrictions for Oritupano-Leona fields.

In 2008, the Company received US$60 million in dividends approved by Petroritupano and Petrowayu.

- Bolivia

In Bolivia, 2008 production totaled approximately 7,800 barrels of oil equivalent per day, 1% higher compared to 2007.

- Colombia

In Colombia, evaluation works continued in order to gather information on the potential of Tibu field, located in the Catatumbo basin, aimed at defining the field’s development plan for 2009.

Exploration

 For Petrobras Energía exploration is the main vehicle for reserve replacement. Along these lines, in 2008 the Company’s investments in exploration activities significantly increased to US$127 million and were mainly focused on seismic and drilling activities.

Onshore and offshore activities

During 2008, 12 onshore exploration wells were drilled (including 4 extension wells), 3 of which were successful. Regarding offshore activities, drillings were performed in Aurora x-1 well, in the CGSJ Marina – 1 block, which was subsequently abandoned (see New Opportunities).

The Company conducted 3D seismic surveys over 415 km2: 200 km2 at Chirete block in the Noroeste basin and 215 at Gobernador Ayala in the Neuquén basin. In addition, 2D seismic surveys were conducted over 10,500 km in the Argentine offshore area.

In addition, airborne gravimetry, magnetometry and gradiometry surveys were conducted over 180 thousand km: 160 thousand in the Noreste basin and the rest in Enarsa 3 offshore block.

In Peru, activities resulted in the discovery of gas and condensate with a potential flow of approximately 2 TCF of gas and 87 million barrels of condensate (at 100%) in the Kinteroni 1-X production well in Lote 57, operated by Repsol, located near Camisea field, Madre de Dios basin, in the south of the country and bordering Lote 58 to the south, operated by the Company. In order to complete well evaluation, production tests on high interest mineralized levels are still pending.

In October 2008, works started in connection with construction of the base camp at La Peruanita and location of the first exploration well to be drilled in Lote 58 early in 2009.  In addition, services for such activities were also contracted.

New opportunities

In terms of new opportunities, the Company made a joint venture agreement with Repsol-YPF in CGSJ Marina-1 block, in Golfo San Jorge basin, holding a 33% interest. The program involves drilling of four wells, one of which (Aurora) was drilled in 2008 and was later on abandoned due to high water levels. Other new exploration blocks are CAA- 40 and CAA - 46 in the Malvinas basin where the Company holds a 33% interest. The consortium is also composed by Repsol YPF (Operator) and Pan American, both holding a 33.5% interest.

Petrobras Energía Peru completed the purchase process started in 2007 of an additional interest in Lote 57, totaling 46.16%.

Liquid hydrocarbon and natural gas reserves

As of December 31, 2008, liquid hydrocarbon and natural gas proved reserves of Petrobras Energía totaled 433 million boe (221.5 million oil barrels and 1,269 billion cubic feet of gas), accounting for a 10% decrease compared to reserves as of December 31, 2007.

Estimated reserves were audited by DeGolyer and MacNaughton, international technical consultants, covering approximately 70% of the Company’s total estimated reserves and 90% of estimated reserves operated by the Company.

Production for 2008 totaled 47.1 million boe.

During 2008, a downward revision of 32.7 million boe was recorded, mainly as a result of the return of Block 31, in Ecuador.

Divestment of interest in Block 18 in Ecuador resulted in a 10.7 million boe reduction. In addition, 32.8 million boe were acquired as a result of the purchase of interest in Sierra Chata and the renegotiation of Aguada de la Arena and Río Neuquén concessions.

Liquid hydrocarbon and natural gas accounted for 51% and 49% of proved reserves, respectively. Sixty two percent (62%) of total proved reserves are located in Argentina.

As of December 2008, Petrobras Energía’s total oil and gas proved reserves were equal to 9 years of production, measured according to 2008 oil and gas production levels.

The following table sets forth estimated net proved reserves of oil (including crude oil, condensate and natural gas liquids) and natural gas by region as of December 31, 2008:

Due to regulatory changes in Bolivia hydrocarbon reserves are likely to be cancelled, which reserves accounted for 5% of the Company's total reserves as of December 31, 2008.

Hydrocarbon transportation

Oleoductos del Valle S.A. – Oldelval

During 2008, oil volumes transported from Allen to Puerto Rosales averaged 31,158 m3/d, totaling 71.5 million barrels transported during the year. This volume remained in line with the volume recorded in 2007.

During the year under review, works were performed to enhance the system reliability, ensure the oil pipeline integrity and compliance with environmental and safety regulations.

Refining and distribution

Through the Refining and Distribution segment, Petrobras Energía moves towards vertical integration of its operations. The key is to consolidate a balanced value chain which starts with hydrocarbon exploration and production and ends with the supply of products that stand out for their quality in its gas stations.

In 2008, the Company

* maintained its leading position in the non regulated Bunker IFO and Asphalt segments.

* optimized the customer portfolio quality which allowed for an 8% increase in average sales by gas station compared to previous year.

* Bahia Blanca Refinery reached an all-time high installed production capacity use rate, 94%.

* San Lorenzo Refinery maximized process severity in the Thermal Cracking unit aimed at reaching the highest possible level of diesel oil production.

Refining division

During 2008, crude oil volumes processed at the refineries Ricardo Eliçabe (Bahía Blanca, province of Buenos Aires) and San Lorenzo (San Lorenzo, province of Santa Fe) totaled 80,800 oil barrels per day, evidencing a high installed production capacity use rate.

Crude oil volumes processed reached an average of 72,208 barrels per day, 6% lower compared to 2007. This decline was attributable to scheduled shutdowns and the drop recorded as from October resulting from the fall in international prices and the decline in domestic demand, which led to a reduction in crude oil volumes processed at the refineries so as to reach the economic optimum. Until September 2008, and in response to a growing demand for fuels, crude oil volumes processed were close to design capacity, averaging 80,100 bbl/d in 2008 third quarter.

Bahía Blanca refinery

During 2008, Bahía Blanca refinery operated at levels close to full installed capacity: 30.5 thousand barrels per day. Volumes processed reached an average of 29,122 barrels per day, totaling 10.6 million barrels of crude oil during the year. The refinery mainly processed Medanito crude oil, produced in fields in the Neuquén basin and, to a lesser extent, Cañadón Seco and María Inés crude oils.

One of the most important highlights for the refinery was the setting of a new historical record in the use of installed capacity, reaching 94% in October. On the other hand, as from the start up of the Light Reformate Unit in Bahia Blanca, approximately 6,000 m3 of benzene were recovered. This allowed to replace, at the Puerto General San Martin petrochemical plant, imports of the input, with a positive impact on the Company’s profitability.

San Lorenzo refinery

In 2008, San Lorenzo Refinery processed 15.8 million barrels of crude oil, accounting for an average volume of 43,086 barrels per day against an installed capacity of 50,300. The refinery mainly processes Medanito crude oil, produced in fields in the Neuquén basin and, to a lesser extent, María Inés, Cañadón Seco and Escalante crude oils, produced in fields in the Austral and Golfo San Jorge basins.

One of the most important highlights for the Refinery was the maximization of process severity in the Thermal Cracking unit, aimed at reaching the highest possible level of diesel oil production. On the other hand, it is worth a mention that production capacity of the Aromatic Compounds Recovery Unit was increased from 750 to 1,300 m3 per day while production capacity of the new Benzene distillation tower was expanded from 450 to 700 m3 per day.

Refining Master Plan

During 2008, the Refining Master Plan was mainly focused on fuel quality improvement projects. In Bahia Blanca, major works were performed in connection with the ACAR BB (Refining Quality Adjustment) Project which involves the construction of diesel oil and gasoline hydrotreatment plants in order to meet future quality specifications set by law in terms of sulphur contents. In addition, progress in the Front End Engineering Design (FEED) is worth a mention, with an 85% progress and completion scheduled for May 2009.

On the other hand, start up and completion of works for removal and recovery of benzene from gasoline took place both at Puerto General San Martín and Bahía Blanca plants, thus meeting legal specifications and, at the same time, recovering a valuable raw material for the petrochemical business.

Distribution Division

The Argentine Liquid Fuel Market

The liquid fuel market (gasoline and diesel oil) continued to grow in 2008 with sales volumes totaling 19 million cubic meters, accounting for a 2.9% increase compared to 2007.

Domestic sales of diesel oil remained at levels similar to those recorded in 2007, totaling 13.6 million cubic meters. This accounts for a deceleration in growth which in the previous two years was 7%. This slowdown results from reduced demand as a consequence of the farmers´ conflict during the second quarter of the year and the general economic activity deceleration arising from the worsening of the international financial crisis during the last months of the year.

Gasoline sales, in turn, totaled 5.5 million cubic meters, 10% higher than in the previous year. This increase resulted from average growth in demand during 2008, boosted by economic expansion, in general, and higher sales of new cars, in particular. Deceleration in growth (during the two previous years was 17%) resulted from the slowdown in the general level of economic activity derived from the international crisis.

The Premium gasoline market, in turn, dropped 17.5% compared to 2007, due to the increase in the product price. Conversely, high-grade gasoline demand grew 25.5%, still maintaining the leading position in sales. It is worth mentioning a 7.3% recovery in Regular gasoline consumption, which had not shown any signs of growth since 2002. Conversely, compressed natural gas (CNG) consumption dropped for the third year in a row (5%) due to less conversions.

Fuels

Petrobras Energía’s liquid fuels domestic sales totaled 2.6 million cubic meters during the year, a 1.9% increase compared to 2007. Thus, the Company maintained its third-place position in the market, with a 13.8% market share.

Seven hundred and twelve (712) thousand cubic meters of total volumes are attributable to gasoline that recorded a 4.8% growth compared to prior year as a result of increased market demand. Consequently, Petrobras Energía reached a 13% market share. In line with the general trend, Premium gasoline decreased by 26.4% compared to 2007, with a market share of 8.8%. Diesel oil sales volumes totaled 1.9 million cubic meters in 2008 showing the same performance recorded in 2007. Consequently, Petrobras Energía’s market share was 14.1%.

Asphalt and bunker markets

In 2008, asphalt sales in the Argentina market totaled 426 thousand tons, accounting for an 11% decline compared to 2007, the first slowdown recorded in the segment since 2003. Petrobras Energía’s sales volumes totaled 176 thousand tons, of which 174 thousand are attributable to the domestic market. As a result, the Company maintained its leadership position with a 41% market share. Due to high withholding taxes on exports of this product, only 1.7 thousand tons were exported (to Paraguay and Bolivia, specifically).

Bunker IFO sales in the Argentina market, in turn, totaled 698 thousand tons, while the Argentine Gas Oil Bunker sales volumes reached 232 thousand cubic meters. This accounted for an 8% and 5% growth, respectively, compared to 2007. Petrobras Energía’s sales volumes, in turn, totaled 303 thousand tons of Bunker IFO, accounting for a 21% drop compared to the previous year. In spite of the decline, the leading position was maintained with a 44% market share. Gas Oil Bunker sales volumes totaled 33 thousand cubic meters, that is, 25% lower compared to 2007. The market share reached 14%. In both cases, reduced sales volumes were attributable to logistics and product availability reasons during certain months of the year.

Lubricants

In 2008, Lubrax sales in the Argentine market totaled 34.8 thousand cubic meters. In line with a reduced demand by the farming sector, sales volumes declined 4%. However, the Company’s market share remained at 11% for the year.

Two new products were launched to the market during the year: Lubrax Tec Turbo, a multigrade oil for leading edge diesel oil engines in trucks and buses, and Lubrax Gold, a synthetic oil for gearboxes. These actions reinforce the brand image distinguished by its quality, technological and innovative attributes.

Gas stations and agro-centers

During 2008, the Company moved forward with the optimization of its gas station network. In addition, we also made progress in selective branding efforts in gas stations that still lacked Petrobras Energía’s iconography. Along these lines, the Company identified 22 new points of sale, thus extending its brand to 518 gas stations that account for 80% of the points of sale, in addition to the 42 already identified agro-centers.

Also with a view to improving the positive perception of the brand and services provided to customers, Petrobras Energía added three new Spacio 1 convenience stores to the network, totaling 27 Spacio 1 stores.

These actions resulted in an 8% increase in average sales per point of sale and improvements in network and distribution efficiency.

Refinería del Norte – (Refinor)

Gas - LPG

A highlight for the year was the start of fason operations in connection with rich gas coming from Acambuco UTE, in Salta, which involve processing rich gas and returning the resulting product (LPG and gasoline) for a consideration. The agreement, accounting for a volume of about 21% of Refinor’s processing capacity, will be effective for 15 years and may be renewed for an additional 5-year term.

In 2008, Refinor processed an average of 17.74 million cubic meters of gas per day, accounting for a 4.6% shrinkage compared to 2007 due to the reduction in gas supply during the winter season.

LPG production, in turn, totaled 321.3 thousand tons and fuel sales amounted to 317 thousand tons during the year. These figures account for a 12% decline compared to 2007.

Fuels

Daily average volumes of crude processed totaled 15,214 barrels per day, against an installed capacity of 26,417 barrels per day, accounting for a 4% decline compared to 2007 due to reduced crude oil availability. Liquid fuels sales, in turn, totaled 531 thousand cubic meters in the domestic market and 492 thousand cubic meters in the foreign market, accounting for a 1% slight reduction compared to 2007.

Petrochemicals

The Petrochemicals business is a key component in Petrobras Energía’s strategy of vertical integration of its operations. The Company produces a wide array of products such as styrene, polystyrene, synthetic rubber and fertilizers, both for the domestic and foreign markets. Production activities are conducted both in Argentina and Brazil.

Petrobras Energía has the largest installed capacity to produce styrene and polystyrene in the region (and is also the only producer of liquid fertilizers), thus providing higher flexibility in customer service.

In 2008, the Company

* commenced operation of its new 540 thousand-ton-per-year capacity plant in Brazil for the production of ethylbenzene, a raw material for the production of styrene.

* consolidated regional leadership in the styrene market.

* optimized the delivery system of bulk polystyrene in tank trucks, a distinctive action in the market that involves enhancing customer service, reducing costs and minimizing material handling, thus improving safety levels.

* continued to develop new high-impact polystyrene grades that will allow the Company to increase sales and access new markets.

* improved raw material consumption costs through reformulation in BOPS grades and in quality and customer service indicators.

* launched two new products to the fertilizers market: Solmix + Zn for corn and Solmix + Boro for sunflower.

Argentine styrenics division

In 2008, the Argentine styrenics market (styrene and polystyrene) recorded a 13.9% drop compared to 2007.

Within this context, in 2008 the Company’s integrated market share was 89%, accounting for a 1.4% increase in the total market.

Styrene

In 2008 sales volumes of monomer styrene totaled 50.9 thousand tons, of which 36 thousand tons were sold in the domestic market, accounting for a 1.4% slight decline compared to 2007.

The year should be divided into two stages: First: the January-September period, where EPS (expandable polystyrene), polyester paints and resins (monomer styrene consumers) recorded a 10% average increase attributable to the development of civil construction and public works activities.  Second: 2008 fourth quarter, where as a consequence of the crisis, growth was neutralized and 2008 volumes remained at levels similar to those in 2007, negatively impacting on a historically high consumption period.

Regional exports, in turn, dropped 7% compared to 2007. This decline focused on Chile since during 2008 sales were mostly directed to the domestic market as a consequence of the growth recorded until September. Exports to the rest of regional countries recorded an increase.

In the ethylbenzene segment, sales volumes totaled 22,062 tons, accounting for a 29% decrease compared to 2007. This decline was mainly attributable to the start up of the new Innova ethylbenzene plant in September 2008 which derived in the suspension of ethylbenzene deliveries from Argentina.

Light Reformate Project

In March 2008, the Light Reformate Project (LRP) started operations at Puerto General San Martín. This project involved, among other things: change of Reformer catalyst, revamping of the Recar# and Purification plant, change in cooling tower fill, assembly of the pyrolysis gasoline hydrogenation plant and connections with Refinor’s light reformate discharge line.

The revamped Reformer plant has now the sufficient capacity for processing light reformates from other plants with an increase in its benzene fractionation capacity from 60 thousand to 133 thousand tons per year allowing for self-supply of this product. In addition, the aromatics recovery unit capacity increased from 750 to 1,250 cubic meters per day.

The new pyrolysis gasoline hydrogenation plant, in the start up stage as of December 2008, will allow to process pyrolysis gasoline owned by the Company and third party gasoline without affecting the hydrodesulfurization unit operation due to fouling of process equipment.

Polystyrene

During 2008 polystyrene sales volumes totaled 48.8 thousand tons, of which 38.9 thousand tons are attributable to sales to the domestic market. This accounts for a 25% decline in domestic sales compared to 2007, mainly as a consequence of two factors: the conflict between the government and the farm sector during the first semester and less credit to purchase durable goods, such as television sets and refrigerators during the last quarter of the year.

In the foreign market, polystyrene sales volumes totaled 9.9 thousand tons, a 21% increase compared to 2007. This rise is attributable to the increase in exports to Uruguay, Bolivia and Paraguay, while exports to Chile were similar to those recorded in 2007. The increase in regional sales offset the lower activity level in the domestic market in the different segments.

In addition, during 2008 the Company optimized the delivery system of bulk polystyrene in tank trucks, a distinctive action in the market that involves enhancing customer service, reducing costs and minimizing material handling. Efforts are currently being made to increase dispatch under this modality with new clients during 2009.

The Company is developing new high-impact polystyrene grades that will allow to increase sales and access new markets.

Bi-oriented polystyrene (BOPS)

In 2008 sales of bi-oriented polystyrene (BOPS) totaled 12 thousand tons, of which 11% were sold in the domestic market and 89% were exported. Total sales volumes remained at levels similar to those recorded in 2007.

During 2008, a shutdown for scheduled maintenance works was performed to optimize operating performance. In addition, raw material consumption costs were improved through reformulation in BOPS grades and in quality and customer service indicators.

Synthetic rubber

In the elastomer market, Petrobras Energía’s sales totaled 46,670 tons, a 15% decline compared to 2007. This drop was mainly attributable to a lower activity level during 2008 fourth quarter as a consequence of the international crisis which had an impact on the good performance recorded during the first three quarters.

In the domestic market, the Company sold 25,934 tons, a 9% decrease compared to 2007 as a consequence of a lower activity level in tires, auto-parts and technical devices relating to automobiles.

In the regional foreign market, the Company exported 20,736 tons, a 21% decline compared to 2007. This drop was mainly attributable to a lower activity level as from October as a consequence of the deep international crisis that impacted on consumption and caused significant fluctuations in currencies in the regional countries to which the Company exports.

Innova S.A.

In Brazil, the styrene market declined 3% in 2008 (excluding consumption for polystyrene and applications of styrene producers), mainly as a result of the international crisis.

Within this context, Innova consolidated its leading position with a 45.1% integrated market share (styrene + polystyrene). Innova’s performance in 2008 included a total production of 206 thousand tons of ethylbenzene and 222 thousand tons of styrene. Polystyrene production reached 110 thousand tons. In addition, Innova imported 24 thousand tons of styrene.

In September 2008, Innova opened the new 540 thousand-ton-per-year ethylbenzene plant, one of the world’s most modern units in terms of technology, environment and occupational health.

In Brazil, styrene sales totaled 145.6 thousand tons, a 6% rise compared to 2007 mainly attributable to the increase in the automobile industry and civil construction works reflected in acrylic resins and polyester production. In line with Innova’s philosophy of growing in the Brazilian styrene market, during 2008, Innova entered into commercial agreements and contracts with the main customers and continued with the loyalty building strategy, among other actions. In March, a meeting was held in Manaos with customers of the electrical and electronic segment in order to generate approaches, strengthen relationships and consolidate confidence to the market.

In addition, we started the resale of ABS resin (Acrylonitrile-Butadiene-Styrene), a new portfolio product to meet the clients’ demand and search for new consumers in the styrenic market. ABS is a plastic resin characterized by its high resistance to chemicals, good impact resistance, gloss, toughness and good processing capacity, used in the manufacture of electrical and electronic devices, household appliances, plates and shoes, among others. Innova is the only manufacturer in Brazil. Early in 2008, the company closed the first ABS import operation with Formosa Chemical and in May the first negotiations started with Innova polystyrene clients also using ABS in their processes.

Polystyrene sales volumes totaled 99 thousand tons, with a slight 1% drop compared to 2007 attributable to reduced market growth during the last quarter. Polystyrene exports reached 13 thousand tons, mainly to Africa, United States and Colombia. The 39% decline in polystyrene export volumes compared to 2007 was attributable to the priority given to the Brazilian domestic market where Innova consolidated its leading position.

The polystyrene segment business strategy focused on defending market leadership. In this respect, the company strived to increase market share by increasing sales through a more aggressive position in the market. In addition and as consolidation of product competitiveness, the company obtained R830D, a new high-impact polystyrene grade, the production of which started in October after two years of studies and tests. R830D marks a new grade generation in the refrigeration market which demands high-performance materials, especially to reduce wall thickness, such as in door panels and inner boxes of refrigerators and freezers.

Fertilizers

The fertilizers market in Argentina recorded a 31% drop compared to 2007. This decline was mainly attributable to the farmers’ conflict in the first semester, a historical drought and a drop in the price for grains attributable to the global financial crisis.

In the liquid fertilizers market, the Company’s market share during 2008 increased 3% to 73% as a consequence of the strategy of growth in products with higher profit margins.

In addition, thyosulphate increased 4% to 39% in the sulphur fertilizers market thus becoming the leading product in such market niche. Two new products for corn and sunflower were launched: Solmix Zn and Solmix Boro, respectively. In addition, efforts continued to be focused on the development of new foliar fertilizers for the farm sector and some liquid sulphur fertilizers for the industry.

In addition, the Company continued storage logistics optimization by reducing warehouses at Rosario, Necochea and Chacabuco ports. During 2008 third quarter, the liquids storage plant was completed at Puerto General San Martín which, in synergy with the plant´s private port, will allow to improve competitiveness.

Gas and Energy

The Gas and Energy business enables Petrobras Energía to consolidate as an integrated company, maximizing profits from gas and electricity production and ensuring self-supply through its active presence in the market.

In the gas segment, the Company conducts sales transactions of gas produced by the Company and imported gas. The Company also provides gas and LPG brokerage services to producers who prefer to outsource gas and LPG sales and positions itself as a major commercial service provider. The Company was awarded with the license to transport gas, through Transportadora de Gas del Sur, in the southern region of Argentina and it also processes and markets natural gas liquids.

In the electricity business, Petrobras Energía is engaged in generation, transmission and distribution activities and is positioned as a major player in the Argentine electricity market. Electricity generation allows the Company to monetize gas reserves. Distribution provides the Company with new business opportunities, adding value through sales to end users.

In 2008, the Company

* continued works in connection with Genelba Plus (164MW) and EcoEnergía (14 MW) “Energía Plus” projects, with the start of commercial operations estimated for 2009.

* completed a 2.2 MMm³/d expansion of the firm transportation system through Transportadora de Gas del Sur, acting as manager, and under the Gas Trust Program.

In addition, in 2008:

* the government authorized an increase in Edesur’s Distribution Added Value of approximately 18% as partial recognition of the Monitoring System on Costs accrued and not passed through to tariffs.

* Transportadora de Gas del Sur signed with UNIREN a provisional agreement which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and received a proposal for a comprehensive renegotiation of the agreement.

Gas and Transportation business

Marketing

In 2008, in Argentina sales volumes of gas produced by the Company and imported gas totaled 9.35 MMm3/d, of which 4.45 MMm3/d were attributable to the Austral area, 3.68 to the Neuquén area and 1.07 to the Northern area. In addition, 0.15 MMm3/d were imported from Bolivia. The Company, in turn, sold 3.32 MMm3/d of gas under the brokerage modality.

Transportadora de Gas del Sur S.A. – TGS

In October 2008, TGS signed with UNIREN a provisional agreement which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and the application of funds generated from that increase to an investment plan in the gas transportation system. These funds will be provisionally deposited in a trust fund and the tariff increase will be effective after ratification of the provisional agreement by the Argentine Executive Branch. The provisional agreement will be applicable until the effective date of a comprehensive license renegotiation agreement to be entered into with the Argentine government. In this respect, early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase), aimed at renegotiating the license terms and starting an overall tariff review process. As of the date of these financial statements, TGS is evaluating that proposal.

In addition, a 2.2 MMm³/d expansion of the firm transportation system was successfully completed by TGS, acting as manager, and under the Gas Trust Program. The company is in charge of the operation and maintenance of expansion-related assets.

In the regulated segment, daily average deliveries totaled 63,041 Mm3, a volume similar to that recorded in 2007. Firm transportation capacity increased to 73.3 MMm3 in 2008 from 72.7 MMm3 in 2007. In addition, the company was able to extend the terms of contracts expiring between 2008 and 2011. The new average term of renegotiated contracts is now 10 years.

In the non regulated segment, the company’s revenues increased as a result of a rise in sales revenues derived from higher international prices (in spite of the sharp drop recorded during recent months) and an increase in sales of propane, butane and natural gasoline.

TGS revenues from this segment accounted for 57% of total revenues, once again being the most profitable business for TGS.

Total liquids production increased from 828.6 thousand metric tons to 891.4 thousand metric tons in 2008. This rise was attributable to availability of regasified liquefied natural gas injected in Bahía Blanca and supplied by ENARSA. This additional natural gas contribution helped mitigate the negative effects of power disconnections strongly and increasingly affecting the Cerri Complex every winter season.

These actions relating to liquefied natural gas, in addition to the complex operations involving propane and butane among producers and clients, allowed to consolidate growth in the logistics business through which the company provides comprehensive customized solutions relating to reception, storage and dispatch of products.

LPG business

In 2008, we sold 261 thousand tons of LPG produced by the Company and by third parties, of which 32 thousand tons were sold under the brokerage modality.

Two Automotive LPG points of sale were installed: one in Rojas (province of Buenos Aires) and the other one in Bahía Blanca (province of Buenos Aires) aimed at supplying captive fleets. In the province of Entre Ríos, ten irrigation facilities were converted to the dual fuel system (diesel oil and LPG).

Electricity - Generation

In 2008, the demand for electricity continued its upward trend, though at a lesser extent than in 2007. Growth for the year was 2.8% compared to 5.6% in 2007 and was mostly covered by thermal generation (59.4%) and hydraulic generation (32.2%). Nuclear generation and imports covered 6.5% and 1.8% of demand, respectively.

Genelba thermoelectric power plant

In 2008, Genelba Thermoelectric Power Plant generated 5.111 GWh (gigawatt hour) of electricity, with a 92.6% availability factor. Along these lines, Genelba reached a 4.6% share of total power generation for the year and an 8.1% share of thermal generation.

The reliability factor was 94%.

Pichi Picún Leufú Hydroelectric Complex - HPPL

Water flows from Comahue reached almost average values both for Limay river and Collón Cura river basins. Incoming flows from Limay river were 0.8% above historical average, while flows from Collón Cura river were 2.4% below average. Total incoming flows, considering both rivers, were 1.1% below average.

HPPL generation totaled 1.082 GWh (gigawatt hour), accounting for a 47.8% increase compared to the plant minimum historical values in 2007. With an 89.6% availability factor and a 100% reliability factor, HPPL had an approximately 0.9% share of total power generation for the year and a 2.9% share of hydraulic generation.

In the January-April period, major maintenance works were performed in Unit No.3, with highly positive results since works were completed ahead of schedule and the unit is in perfect operating conditions.

Distribution

Edesur S.A. – Edesur

In Edesur concession area, demand increased to 18,083 GWh, or 1.9%, compared to 2007, with a 3,320 MW peak demand record in November.

Electricity sales also hit a historical record of 16,120 GWh during the year, a 2.1% increase compared to 2007, including 2,722 GWh for distribution services to large users.

In addition, during 2008 Edesur’s annual loss rate declined 0.10% to 10.64%. Edesur’s customer portfolio increased 1.55% to 2,262,231 users.

In order to provide the best service to users, Edesur

* commissioned cables 585 and 586 (132 kV) connecting Transradio and Santa Catalina substations.

* replaced two 20 MWA transformers with 40MVA transformers at the Spegazzini substation.

* installed the new 80 MVA transformer No.1 in Monte Chingolo substation. The substation was upgraded to 2x80 MVA.

* commissioned the new 220 kV breakers of lines 33 and 34, in Almirante Brown substation.

Regarding tariff adjustments, in July 2008, the government authorized an increase in the Distribution Added Value of approximately 18% as partial recognition of the Monitoring System on Costs accrued and not passed through to tariffs. The Secretary of Energy, under Resolution No. 1838/07, authorized Edesur to compensate for the increases accrued from the application of the MSC, until the same are effectively passed through to tariffs, with 100% of the balance from the Program for the Rational Use of Energy.

Quality, Safety, Environment and Health

Petrobras Energía believes that caring for the environment and for the health and safety of people is crucial to the success of its business. In this regard, it defines itself as a socially oriented and environmentally responsible company in continued search for excellence management.

In 2008, the Company:

* trained more than 3,000 workers, supervisors and heads of contracting companies in safety, environment and health issues and granted the SMS certification to more than 10,000 contractors.

* continued developing ecoefficiency guidelines and approved ecoefficiency standards focused on issues such as waste, air emissions, affected areas, hydro resources and biodiversity. At the same time it continued with different soil and water sanitation and recovery programs.

Quality

Excellence as a permanent challenge

During 2008, the Company continued with the Assessment of Management Quality cycle, in this case in the E&P Austral asset. The assessment was made under Petrobras Excellence Management Model, based on Excellence Criteria of the Brazilian National Quality Foundation.

In addition, Petrobras Energía launched and implemented, according to the annual schedule, several initiatives aimed at strengthening core management processes such as, "leadership meetings", "standardization" and "management of deficiencies". Particularly, “PESA’s Standardization Improvement" project was developed in line with one of the Company’s strategic actions for 2008 in order to consolidate operating efficiency, supported by an effective and adequate QHES management. The review of approximately 300 QHES corporate standards is worth a mention.

In line with the process of continued improvement, in 2008 the Company secured compliance with internal audits, HES Management Assessments at Petrobras Corporate level and asset audits by third parties under its certified management systems.

Likewise, as a driving force towards adoption of the best practices that provide tangible benefits for HES-related operation and people, the third edition of Petrobras HES Award was carried out, coordinated by the Main Office, and where Petrobras had a significant participation on account of the projects implemented and presented in the contest.

Safety

Maximum prevention, zero accident

The Company plans and designs actions tending to reinforce accident, incident and deviation prevention, as it understands that it is the key to achieve the objective of maximum safety.  To such end, in 2008 the Company conducted audits of strategic Safety and Hygiene procedures in the different assets.

The Company also concentrated its efforts on training and increasing awareness of its own or contracted personnel towards consolidation of a safety culture. To such end, the Company:

* continued with its SMS certification program started in 2005 and trained more than 3,000 workers, supervisors and heads of contracting companies in Argentina, Peru and Mexico. In this way, in 2008, more than 170,000 training hours were provided, involving more than 10,000 contractors.

* implemented theoretical-practical courses on preventive driving aimed at preventing road accidents involving Petrobras Energía’s personnel, within the scope of the Road Safety Program.

* developed self-management material for training in issues specifically related to accident causes.

Environment

Caring for general welfare and future generations

After a rigorous economic, social and environmental evaluation, Petrobras Energía, through Petrobras, has once again qualified for inclusion in the Dow Jones Sustainability Index (DJSI) group. This index evaluates corporate sustainability in almost 60 economic sectors worldwide. This achievement shows that the Company is committed to the environment and general welfare and acts in a transparent and responsible manner, caring for future generations.

Operating improvements, remediation and waste treatment

In order to optimize the performance of its facilities and protect the surroundings, the Company advanced with the duct integrity project making significant investments. It also made improvements to the effluent and drainage plant systems and improved the fire systems.

In addition, in 2008 it continued with the implementation of remediation projects (sanitation and recovery of affected soils and water) both at gas and oil fields and at refineries. In addition, it completed the implementation of a “Corporate System for Waste Management” aimed at tracking waste management from generation to final disposal.

Operating improvements, reduction of gas emissions

In September 2008, Petrobras Energía shared with community representatives at Cerri, province of Buenos Aires, the most relevant aspects of a new energy plan aimed at reducing greenhouse effect gas emissions.

Inventory of greenhouse gas emissions

During 2008, ICF International consulting company conducted a verification of Petrobras Energía’s greenhouse gas emissions inventory. Oil and Gas Exploration and Production assets in Argentina, Ecuador and Peru as well as Refining and Distribution and Petrochemicals facilities in Argentina were subject to audits.

Ecoefficiency guidelines and indicators

Petrobras Energía continued developing ecoefficiency guidelines directing environmental management efforts towards the optimal use of natural resources and energy with the minimum impact on the environment, without losing focus on profitability. The Company developed ecoefficiency standards on waste, air emissions, affected areas, hydro resources, effluents and biodiversity.

Environmental training and awareness

The Company continued technically and financially supporting the Global Learning Observations to Benefit the Environment, which promotes the practical study of environmental science and care at educational institutions.

Contingency systems

The Company moved forward with the Comprehensive Training Program (in contingency systems) and organized five workshops on handling of hazardous material emergencies relating to road transportation in several locations within the country: Córdoba, Santa Fe, Santa Cruz, Salta, San Martín de los Andes and Tucumán. The workshops ended up with road accident drills based on a range of different scenarios such as fire, spills and injured people.

In addition, a table top drill for tankers was conducted to validate the National Contingency Plan of Petrobras Energía as shipowner of the Poti tanker acquired in 2008.

Health

For a better quality of life

Petrobras Energía continued to develop its Health Promotion and Protection Program which promotes a healthy diet and physical activity habits and works on the handling of stress and the prevention of diseases and accidents through early detection and control of epidemiological risk factors. The purpose of the program is to improve health and the quality of life of its employees.

In this respect, the Company took different actions, including among others, the implementation of Individual Consulting services, effective since 2006, which made available to employees a specialized professional for individual inquiries at working places. Specialists gave their advice on issues related to healthy diets, stress, physical activity and smoking to approximately 1,400 employees.

In addition, Petrobras Energía

* obtained a heart safe certificate in connection with all assets in Argentina.

* organized physical activities in which almost 3,000 employees of the different business units participated.

* continued with the Dental Health Preventive Program and made preventive dental checks to all employees aimed at improving dental health and minimizing health risk factors.

* continued with the development of the Cardiopulmonary Resuscitation and First Aid training program including training with automatic external defibrillators.

* continued developing workshops on a wide variety of topics such as food myths, weight control, food and diabetes, stress, aerobic activities and smoking, among others.

Communities near the plants could also participate in the health training activities organized by Petrobras Energía.

Our People

For Petrobras Energía, people is the key factor for excellence and distinction within the market. It is through them, their talents and commitment, that the Company contributes to the development of competitive advantages, both in the business and in the community, and therefore focuses its efforts on creating opportunities for training, development and improvement of the quality of life.

In 2008, the Company

* continued with two core processes in the Human Resources area: Performance Management and Corporate Education. These processes were in addition to the new Human Capital Planning process.

* participated in employment fairs and events in order to strengthen its institutional image and its presence in academic and professional fields.

* implemented actions to remove salary inequalities and overlapping and conducted salary reviews in April, October and November.

* strengthened integration among employees through the organization of different activities such as breakfast meetings between directors and employees, and the traditional family visits to the Company premises.

* strengthened Organizational Climate management by involving heads and work teams in building welfare and quality of life at work.

Personnel Management

Petrobras Energía promotes an attractive, challenging and motivating work environment for all its people. The Company is focused on its people in areas such as Recruitment and Selection, Compensation and Benefits, Employees’ Commitment and Satisfaction and Training and Development.

Recruitment and Selection

The Company finds that it is of the essence to have the best qualified professionals to meet the businesses’ needs. It also considers that one of the key factors to reach excellence is filling each position with the most suitable person. This goal is met by resorting to different strategies and channels for the recruitment and selection of the Company’s personnel allowing to maximize process quality and transparency.

- Moviliza program

Petrobras Energía prioritizes internal applicants when filling vacant positions, thus contributing to the development and the professional and personal growth of its own people. In this manner, it guarantees the internal mobility of its resources through various tools. One of them is the Moviliza program, which allows it to fill vacant positions with own resources up to senior levels. During 2008, responding to advertisements published on this tool, the Company received 349 applications to fill 105 vacancies.

- Employment fairs

There are numerous professionals who are interested in joining Petrobras Energía and seeing their professional careers evolve here. This was evident at Expobumeran 2008, the virtual employment fair where Petrobras Energía took part for the fourth year in a row in order to make its business and people management philosophy known, as well as to update its base of prospects. The stand of Petrobras Energía had 38,259 visits and received 14,018 resumes from interested people.

In addition, in 2008 the Company participated in different events in order to strengthen its institutional image and academic and professional presence. To such end, the Company acted as main sponsor of the 13th edition of ExpoUniversidad, the most important event in senior education in Latin America which had 88,200 visits. The Company also participated in the 5th edition of the “Jornada de Trabajo Ingeniería”(Engineering Working Day) - the most representative exhibition in this field of work - with more than 3,000 visits including students and professionals.

Compensation and Benefits

The compensation policy in Petrobras Energía is based on two principles: external competitiveness and internal equity. Along these lines, the Company has implemented actions designed to remove inequalities and overlapping in salaries, and aimed at achieving a positive impact on the working climate. Therefore, in April, October and November 2008, the Company conducted salary reviews, with average increases of 29.6% and 25.8% for personnel under and not under collective bargaining agreements, respectively.

These increases were implemented taking into consideration the structure, positioning in the market and budget approved by the Board of Directors.

On the other hand, the Company continued investing on the well-being of its employees, both in the short and long terms. For the purpose of maintaining its competitiveness, the pension plan was subject to a comparative study in 2008 considering the best companies in the market within this sector.

- Labor relations

The employment scenario in 2008 started with strong demands from unions in connection with salary increases in light of the existing high inflation level. Government-aligned unions were the first to agree on a 19.5% increase taken as reference for the rest of the negotiations. The most combative unions also negotiated one-time payments that made final adjustments reach, in many cases, 25% p.a. This was the case of the private oil, chemical, petrochemical (SOEPU) and refining workers.

The Private Oil Workers Federation, whose national authorities had been renewed early in 2008, was subject to an in-house reorganization process resulting in the deregistration of the Neuquén and Rio Negro unions as from March. This change in the Private Oil Workers union scenario implied the need to negotiate a new collective bargaining agreement with said union.

The Zarate and Campana Union of Chemical Workers, in association with Avellaneda, Fray Luis Beltrán and San Luis unions, formed a new Chemical Workers Unions’ Federation and obtained the legal status of a legally recognized union by mid 2008. This fact had an impact on the existing union scenario: two national federations in the chemical industry are now in dispute over the chemical sector representation.

Petrobras Energía participated through the respective trade chambers in the different salary negotiations with the Private Oil Workers Federation and the Chemical Workers Unions´ Federation. New salary conditions were negotiated directly with the Private Oil Workers Union of Rio Negro and Neuquén and with SOEPU.

Union activities were significant during the first half of the year and focused on the recovery of salary purchasing power and job classification.  As from the last quarter, and as a consequence of the international crisis impact on the different industry sectors, the focus of negotiations was placed on maintenance of work sources. However, demands for salary increases due to the rise in the cost of living were not left by the wayside.

Union conflicts throughout the year were solved on the basis of negotiations with the different Unions and Federations, monitored by the Ministry of Labor, Employment and Social Security.

Employees’ commitment and satisfaction

Internal satisfaction and organizational climate surveys

As from December 2007 and during the first months of 2008, the Company started the third process of Evaluation of Internal Customers Satisfaction in support areas such as Quality, Health, Environment and Safety (QHES) and Services (General Services, Procurement, PMO, Foreign Trade, Corporate Safety, Quality in Service Management and QHES executive management).

During January and February, the 5th Organizational Climate Survey was conducted to 4,946 employees in Argentina, Bolivia, Brazil (Innova), Ecuador, Peru, Mexico and Venezuela. A total of 3,651 employees participated, accounting for a 74% of the population covered by the survey. Under the surveys, 1,024 strengths and 1,417 improvement opportunities were reported.

During 2008, the Employees´ Rate of Satisfaction was 59%. Commitment to the company was 53% while General Opinion reached 60%. Direct Satisfaction Rate totaled 60%. This year a new area was subject to the survey: Corporate Responsibility which reached 60%.

After completion of the process and based on the results obtained, face-to-face meetings were held for feedback and review with all directors and executive managers. At such meetings, each work team agreed on work modalities and development and implementation of improvement plans.

Actions related to Employee Integration

Throughout 2008, Petrobras Energía carried out a series of activities in order to strengthen integration among employees, generate a pleasant work environment and encourage a closer relationship between families and the Company. These activities included:

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Celebration of the Secretary’s Day (September 4) with an informal breakfast with the Company´s Directors;

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Breakfasts with Directors and employees aimed at encouraging a climate for open dialogue and closer relationship among the Company’s members;

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The fan’s match: a match at the River Plate stadium where Petrobras Energía’s employees played a football match with renowned team players;

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Tennis workshop: a sports day suitable for everybody, where each participant played with a 12 to 18 year-old child. This activity was aimed at encouraging integration of persons from the different Company’s areas and businesses and a closer relationship between directors and employees and strengthening the relationship between adults and children through sports activities.

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The traditional VIPP visit to Petrobras Energía. Employees´ children visited the Company’s facilities and spent a day with their parents at their workplace. This year, the actions focused on caring and preserving the maritime environment through games and other recreational activities.

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Prata da casa, the 11th edition of the art contest that recognizes Petrobras Energía’s employees’ art skills in different categories, such as, plastic arts, photography, music, literature and gastronomy.

On the other hand, the Company held a Management Integration Meeting with guest speakers Decio Oddone, the Company’s CEO, and Diego Simeone, former Argentine football team captain. The purpose of this meeting was to encourage and strengthen the role of leaders as communication and integration agents through the vision of a company leader and a sports leader and the common links in both experiences. Approximately 300 people participated in the meeting, including Directors, Managers, direct reports to the CEO and employees.

Training and Development

In 2008, Petrobras Energía continued with two core processes in the Human Resource area: the Performance Management and Corporate Education Cycle, in addition to the Human Capital Planning process aimed at securing the necessary resources to meet the organizational strategic plans in the short, medium and long terms.

The Performance Management Cycle aims at evaluating employees’ contribution and, thus, the working out of an individual development plan. On the other hand, the Corporate Education process supports the development of employees’ skills and knowledge in line with Petrobras’ competencies and values model. Along these lines, several actions and educational solutions were implemented: the Company continued with the Managerial Education corporate programs in addition to other programs for senior analysts and heads. These programs involved 430 participants and 13,580 man-hour training.

In order to support the Company´s business management, the Capacitio training center implemented education programs covering Gas Stations owned by the Company, gas stations operating under Petrobras’ flag and other related customers. In 2008, activities and training at workplace involved 4,600 participants and 35,260 man hours.

On-site assistance to employees

During 2008, Petrobras Energía strengthened on-site assistance through periodic visits to plants and locations. This enabled to report novelties and changes relating to Human Resource issues, both to employees and representatives of the different sectors.

In addition, Nexo consolidated as an essential supporting tool for the different areas of the Human Resource Executive management for employees who, through such tool, could clear up doubts, give suggestions and learn about the latest news and events.

Corporate Social Responsibility

For Petrobras Energía, being a socially responsible company represents a way of management: an identity brand that accompanies its economic growth and generates programs with ethical, human, social and environmental value.

Within this context, the Company seeks to encourage initiatives sustainable in time and allowing to install capacity in the locations where it holds assets. The Company´s action is directed towards social investment in childhood and adolescence and environmental care aimed at causing changes sustainable and effective in the long term.

In 2008, the Company

* received the Konex Merit Diploma in the “Company and Community” category as a result of the works performed during the last five years in connection with job training, contribution to hospitals, road education, environmental care and in approaching arts and culture to the people through activities relating to visual arts, music, dance, national historic heritage, photography, cinema, opera and literature. And also through sports activities.

* contacted civil organizations, foundations and cooperatives in nine locations where it holds its major production assets. The entities were surveyed and invited to participate in the 2008 First Contest of Social Projects: Petrobras Energía contacted 906 institutions, of which 762 were schools and 144 social organizations.

* continued to implement actions aimed at supporting children’s and youths’ rights through its major programs: “Educate to work”, “Energy for children” and “Road Education”, three initiatives started in 2005.

Contest of Social Projects

The relationship with civil organizations is a key element to create durable links with the communities where it operates. To such end, between June and December, the Company started the 2008 First Contest of Social Projects, an initiative aimed at supporting projects focused on childhood and adolescence issues within the following fields: handicapped people, school retention and use of free time.

This work followed the participatory diagnostics on children’s and youths’ rights performed in 2007, which had allowed to focus and support projects relating to Private Social Investment from 2008 onwards.

In this case, Petrobras Energía invited civil organizations, foundations and school cooperatives from nine areas where it holds its main assets to participate in this contest, including: Bahía Blanca, Zárate, Campana, Cañuelas and Marcos Paz in Buenos Aires; Puerto General San Martín and San Lorenzo in Santa Fe; Río Gallegos in Santa Cruz and Neuquén, which were selected for being regions with relational value for the Company which consolidated its federal criteria through the implementation of programs throughout Argentina.

A jury composed of professional experts in the above mentioned fields, together with the Corporate Social Responsibility team and representatives of the assets, evaluated the 58 proposals submitted and selected ten projects: five were awarded grants of up to P$20 thousand, while the other five were awarded grants of up to P$10 thousand.

In 2009, Petrobras Energía’s efforts will focus on supporting the start up and development of each initiative.

Project Formulation Workshops

The Company organized, prior to the contest, project formulation workshops for the purpose of installing capacity to improve institutions’ management options. Participants were trained, among other things, on what a social project is and how to work it out. An average of 170 institutions participated: 79 social organizations, 77 schools and 2 childhood and adolescence councils/forums.

Joint Work

In both instances, Petrobras Energía had the support of Fundación Compromiso which acted as link between the Company and social organizations. The Foundation provided technical assistance in the design of the project contest and in the implementation of Project formulation workshops, developed remote tutorials for entities that were preparing a project and also participated in the technical evaluation of the proposals submitted in the contest.

Unidad.com Empresa & Comunidad also supported the initiative and was responsible for the survey and contact with civil organizations and cooperatives relating to childhood and adolescence. This allowed to create an extensive database of the entities working in these fields.

Corporate Programs

- Educate to Work

Since 2005, Petrobras Energía helps young people aged 18 to 30 who wish to become included in the labor world through Petrobras "Educate to Work" (Educar para Trabajar) Program. It offers free training on crafts and technical skills with a high labor demand (such as varied welding procedures, dry construction and first aid, among others). In 2008, the pedagogical partners that supported implementation of this program were the Argentine Standardization and Certification Institute (IRAM) and the National Technological University (his Spanish acronym is UTN).

The fourth edition of the Program was implemented between July and December 2008 in Campana and Bahía Blanca in Buenos Aires, Rio Gallegos in Santa Cruz and Cutral Co-Plaza Huincul in Neuquén. The 240 graduates this year attended an average of 190 hours per course, totaling 840 graduates since 2005.

- Road Education

In order to encourage and disseminate the correct use of road safety rules, Petrobras Energía developed Petrobras Road Education Program, implemented since 2005 through different actions.

This year, the Company continued conducting workshops for prospective drivers (aged 16 to 18) from public schools in Argentina: training was provided to 9,069 students from 83 educational institutions in 13 locations in the provinces of Buenos Aires, Santa Fe, Santa Cruz, La Pampa, Río Negro and Neuquén.

In addition, in November, Petrobras Energía provided equipment and knowledge for the “Road Experience” innovative stand located in the Federal Capital. Under the motto “We learn on experience”, the place simulates city surroundings and allows to experience different interactive experiences (such as feeling the impact of a car crash at 10 km per hour without any risk) that allow to teach key concepts in connection with road safety.

- Energy for the Children

In an effort to provide both entertainment and help, Petrobras Energía organizes music concerts with renowned artists to aid children public hospitals to improve medical equipment or infrastructure. In 2008 the first music concert was carried out in July, in Zárate - Campana with Abel Pintos where P$50 thousand were donated to the Hospital Virgen del Carmen´s cooperative in Zárate and other P$50 thousand to the Hospital Municipal de San José in Campana. The second event of the year took place in September in Neuquén with Axel; the amount collected was donated to the Hospital Zonal in Cutral Co – Plaza Huincul. The last music concert took place in November in Rosario, Santa Fe, with Brazilian musician Toquinho and the donation of P$50 thousand to the Hospital Granaderos a Caballo in San Lorenzo.

As from the start of the program in 2005, Petrobras Energía donated over P$1.1 million to 14 different hospitals.

Alliance Programs

Petrobras Energía believes that the best way to approach communities is through teamwork: in 2008, as in previous years, Petrobras Energía joined efforts with other organizations and entered into medium term alliances to perform actions which favored social inclusion and integration.

- Mobile pediatric unit

In order to promote a better quality of life for children and contribute to the sanitary needs of the locations in which it operates, Petrobras Energía sponsors since 2004 the Mobile Pediatric Unit that brings primary medical assistance, dental prevention, sanitary education and vaccination to children in communities with difficulties to access health services.

The Unit has two medical dental offices, a reception room and state-of-the art equipment to detect hearing and visual problems. This year, between June and October, the Unit reached Avellaneda, Zárate, Campana and Bahía Blanca, in Buenos Aires and for the first time the province of La Pampa (Colonia 25 de Mayo).

This social sponsorship is provided jointly with Fundación Ronald McDonald and Hospital Universitario Austral.

- Impact Art

The Impact Art program aimed at raising funds for UNICEF projects in Argentina through the participation of Argentine major sportsmen and international guests. The program was developed by Arte al Día Publishing Company and sponsored by Petrobras. Several sportsmen were invited to paint pictures using footballs, tennis balls or rugby balls, according to their specific discipline.

The first edition of the program in the country included the following participants: Gabriel Batistuta, Carlos Bianchi, Radamel Falcao, Enzo Francescoli, Lionel Messi, David Nalbandian, Martín Palermo, Agustín Pichot, Gabriela Sabatini and Javier Zanetti. The pictures were auctioned in November for the benefit of UNICEF and over P$100 thousand were obtained.

- Preservation of marine species and their environment

Throughout the year, through the support provided to Fundación Cethus and the Whale Conservation Institute, Petrobras Energía promoted research and updating of scientific knowledge on the Austral Franca whale and its conservation needs in the Neuquén and Austral basins.

- Environmental education workshops

In order to strengthen the value of natural resources, in October, Petrobras Energía shared the “Water, Education and Community” meetings, a series of workshops on environmental education directed to the community and teachers. These workshops focused on Water issues and were performed in Río Gallegos by Asociación de Amigos de la Patagonia (APP) with the support of the WET Argentina (Education for Teachers in Water issues) environmental education project.

Analysis of the Consolidated Results of Operations

In accordance with the procedures set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), we are required to consolidate on a proportional basis the financial statements of companies over which we exercise joint control.

As of December 31, 2008 and 2007, we exercise joint control over Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Petrobras de Valores Internacional de España S.L. (PVIE).

Even though we consolidate the results of CIESA and Distrilec proportionally in our financial statements, our management analyzes our results and financial condition separately from the results and financial condition of these companies. Accordingly, and in line with Management’s view, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA or Distrilec, and, therefore, is not directly comparable to the corresponding financial data set reported in our financial statements.

Factors affecting our consolidated results of operations

1) Argentine economic situation

Fluctuations in the Argentine economy have had and will continue to have a significant effect on Argentine private sector entities, including us.  Specifically, we have been affected and might continue to be affected by inflation, interest rates, the value of the peso against foreign currencies, tax regulations and the political, social and economic environment in and affecting Argentina.

a) Value of the Peso Against Foreign Currencies

As of December 31, 2008, the peso-U.S. dollar rate of exchange was P$3.45 per U.S. dollar, compared to P$3.15 and P$3.07 per U.S. dollar as of December 31, 2007 and 2006, respectively.

Almost all of our financial debt, as well as a significant portion of the debt of our related companies, is denominated in U.S. dollars, which exposes us to exchange risks. The diversification of our business, with foreign operations having a cash flow primarily denominated in U.S. dollars and commodity prices that are sensitive to U.S. dollar changes help us mitigate our Peso-U.S. dollar exchange exposure. Exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in foreign entities are not directly charged to results but to the item “Deferred Results” within Stockholders’ Equity, to which results for conversion of operations abroad are also charged.

With the accounting considerations stated, the exchange differences for fiscal year 2008 accounted for a loss of P$141 million, while no significant results were recorded in 2007 and 2006.

b) Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation. The FACPCE, in permanent evaluation, estimates if in Argentina exist an Inflation or deflation context or not.

In March 2003, as a result of the Argentine economy's stabilization following the marked economic instability of 2002, the CNV, through General Resolution No. 441, mandated that as from March 1, 2003 all financial statements of reporting Argentine companies must be in nominal currency.

Since 2004, encouraged by the pace of economic growth, the consumer price index increased by 12.3% in 2005, 9.8% in 2006 and 8.5% in 2007 while the wholesale price index went up by 10.8% in 2005, 7.1% in 2006 and 14.4% in 2007.

In 2008, the consumer and wholesale price indexes increased by 7.2% and 0.9%, respectively. In spite of these official indicators, alternative measurements exhibit persistent inflation pressure and a general price level with a more marked dynamics, despite a weakened last part of the year, in line with activity deceleration.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth. Sustained inflation in Argentina, without a corresponding increase in the price of products sold by us in the domestic market, would have an adverse effect on our results of operations and financial position.

2) Regulations of the Energy Industry in Argentina

In the context of sustained increase in commodity prices until the global financial crisis that erupted in the third quarter of 2008, over the past several years, the Argentine government has imposed a series of regulations, particularly focused on the energy sector, aimed at reducing the impact of inflationary pressures from high commodity prices and ensuring energy supplies to the domestic market.

These regulations have affected our competitiveness and results of operations, since they have prevented us from mitigating the sustained growth in costs resulting from the favorable international price scenario.

* Natural Gas

Under the Public Emergency Law, we were prevented from increasing the price of natural gas sold in the domestic market. In February 2004, the Argentine government, through Decree No. 181/04, mandated the creation of a plan for the normalization of natural gas prices.  In April 2004, we and other Argentine gas producers entered into an agreement with the government that provided for a schedule of gradual increases in gas prices in the domestic market that would culminate in complete deregulation of the wellhead price of natural gas by 2007. Since September 1, 2005, wellhead prices have been deregulated for sales to electricity generation companies and gas distribution companies supplying industrial clients directly, with the Gas Electronic Market (Mercado Electrónico del Gas) starting operations for gas surplus spot transactions.  The above mentioned agreement required producers to supply minimum gas volumes to the domestic market.

In 2007, upon expiration of Decree No. 181/04, the Argentine government and producers signed a new Natural Gas Producers Agreement aimed mainly at securing the domestic supply of gas. This agreement—approved by Resolution No. 599/07 of the Secretary of Energy—modified the prescribed extent of the total deregulation of wellhead prices of gas, adopting a schedule of defined prices, whereby the 2005 price remains unchanged for the Residential sector and an annual average increase of approximately 6.5% is established for the Compressed Natural Gas (“CNG”), electricity generation, and industrial sectors, although the price for the latter remains freely negotiable. This new resolution has already come into effect by sector, with the residential supply commitment expiring last in 2011.

During 2006, the Secretary of Energy required producers to redirect gas earmarked for export to supply thermal power plants and gas distribution companies.  In January 2007, through Resolution No. 1,886, the Secretary of Energy confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic needs and that exports sales would have to be authorized on a case-by-case basis by the Argentine Executive Branch. The Secretary of Energy was authorized to approve or reject export applications. These measures prevent us from benefiting from the higher margins offered by the export market.

Within the scope of the long-term gas supply agreements entered into in 2006 between the governments of Argentina and Bolivia, which established a gas price of US$5 per million British thermal unit (MMBtu), which is subject to adjustment pursuant to a formula based on international prices reference for gas and its by-products, gas imports were placed under the responsibility of ENARSA, and therefore, the Company had to assign to it the gas import agreement with Bolivia. In order to avoid the impact of the increase on domestic consumers, the Argentine government required that the increase in import gas prices be passed through to exports. The Company has already negotiated with all its foreign customers the absorption of the increased withholdings.

In September 2008, through Resolution No.1,070/08 issued by the Secretary of Energy, the Argentine government approved an Agreement with natural gas producers for the reduction in the price of 10 kg. butane cylinders. This agreement resulted in an increase in natural gas price of 15% for residential users, 8% for CNG and 13% for generation. The reduction in LPG sales price is financed with producers’ contributions, originally equivalent to 65% of the price increase resulting from the above resolution, and subsequently equivalent 100% as from December 2008. Subsequently, under Resolution No.1,417/08 an 80% increase was imposed on the price applicable to a sector of the R3 Residential segment as from November 2008. As of the date of these financial statements, implementation of this increase is still pending regulation.

In addition, a Trust Fund was created to cover natural gas imports required to secure supply of the domestic market. The resulting expenses will be borne by users of transportation and/or distribution regulated services, by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems and by natural gas processing companies.

Considering the regulatory changes introduced by the Argentine government with a view to restoring profitability of gas production activities as of December 31, 2008, we recorded a P$121 million gain from the reversal of previously recorded allowances on the recoverability of investments in gas areas.

* Export withholdings

The Public Emergency Law established a withholding tax on exports of hydrocarbons regime for five years from March 1, 2002, which was subsequently extended for five years pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of Economy and Production  (“Resolution No. 394/07”) provided for a new calculating method for withholdings on exports of crude oil and certain oil by-products. Under this new method, when the international price for crude oil exceeds US$60.90 per barrel, an incremental withholding rate is set on crude oil exports, capping the price the producer receives at US$42 per barrel. When the international price for crude oil ranges between US$45 and US$60.90 per barrel, a 45% withholding tax is applied. If the international price for crude oil decreases below US$45 per barrel, the authorities will have to set new rates within 90 days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices.

Previously, the withholding rate was 5% for refined products and 20% for LPG, and a special regime was applied on crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$ 32 and contemplating increasing rates ranging between 3% and 20% when the price per barrel ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$ 45.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08, amending Resolution No. 534/2006 and imposing a 100% withholding tax on natural gas exports, based upon the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. In addition, under the above mentioned resolution, the calculating method for withholdings on exports of crude oil was also applied to LPG.

* Downstream margins

Downstream margins have significantly declined since the enactment of the Public Emergency Law in January 2002. Since that time the Argentine government has actively intervened in the fuel market to secure full supply to the domestic market and limit increases in the price of gasoline and diesel oil at the retail level in the domestic market that would have otherwise resulted from: (i) higher costs due to increases in international crude oil prices, (ii) the peso devaluation and (iii) domestic inflation.

During 2007 and 2008, some flexibility was reintroduced to the domestic market that allowed for gradual increases in fuel prices, which facilitated a partial recovery in marketing margins.  By mid March 2008, the Argentine government announced that as from April fuel prices would be adjusted according to the target inflation rate for the year.

As from November 2007, upon approval of Resolution No. 394/07, the downstream business margin significantly declined, since the new withholding taxes on exports were significantly higher than the then current taxes, mainly affecting fuel oil, VGO and gasoline exports. In addition, the Argentine government imposed new authorization levels for oil and fuel exports, which led to greater delays and restrictions in the processing of export permits.

Business margins were also affected by Resolution No. 25/2006 of the Secretary of Domestic Trade (“Resolution No. 25/2006”), which required refining companies to supply all domestic diesel oil market demand with a baseline equal to the same month of the prior year’s demand plus an estimated market variation. This measure was intended to secure domestic market supplies in the face of growing demand and the incapability of Argentine refineries to significantly increase production levels, since refineries in Argentina have operated at levels very close to maximum installed capacity. In order to comply with the provisions of Resolution No. 25/2006, we imported 202 thousand cubic meters of diesel oil in 2008, 208 thousand cubic meters in 2007 and 85 thousand cubic meters in 2006. Considering the gap between import and retail diesel oil prices, we recognized losses of P$151 million, P$106 million and P$38 million in 2008, 2007 and 2006, respectively. In 2008, under Resolution No. 121/2008 issued by the Ministry of Federal Planning, Public Investment and Services, we were able to import diesel oil at domestic market prices under the Total Energy Program (PET), which provided that the Treasury would bear the total operation costs, this resulting in a significant reduction in losses derived from the implementation of Resolution No. 25/2006.

* Electricity Generation

With the enactment of the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market (“WEM”) and set a cap on prices that could be charged for gas used in electric power generation. This regulatory change imposed a deviation from the marginal cost system previously in force, and forced generators to set prices based on the price of natural gas, regardless of the type of fuel actually used in generation activities.

As a result of this regulation, electricity prices failed to reflect total generation costs. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented CAMMESA (Compañía Administradora del Mercado Eléctrico S.A.) from normally settling accounts with market agents.

In an effort to reduce the Stabilization Fund deficit, the Argentine government first made successive contributions to the fund and reinstated seasonal adjustments, recognizing some increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, through Resolution No. 712/04 the Secretary of Energy organized an investment fund called “Fund for the Investment Needed to Increase the Supply of Electricity in the Wholesale Market” (FONINVEMEM I), for the purpose of encouraging WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. In 2007, through Resolution No. 564/07, the Secretary of Energy invited WEM agents to participate in a new fund to be known as FONINVEMEM II, whose purpose was to complement the financing of FONINVEMEM I.

Under this program two 800 MW power plants are under construction, with an estimated cost of US$1.3 billion, which will be funded with contributions made to FONINVEMEM I and II and the remaining balance with an additional charge imposed on users and contributions by the Argentine government. As of December 31, 2008, the gas turbines of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín power plants were commercially operating and were expected to operate in combined cycle in the second half of 2009.

In December 2004, the Secretary of Energy committed to approving successive seasonal price increases to values that would cover at least total monomic costs by November 2006. This commitment has not been carried out in practice. In November 2008 partial adjustments to seasonal prices were approved, applicable to the period comprised between November 2008 and April 2009 but the adjusted prices still fail to cover costs actually incurred in generation. When the additional capacity contributed by FONINVEMEM is brought into the system, it is anticipated that the electricity market will return to more competitive market conditions and have adequate supply. Once this happens, the Secretary of Energy plans to compensate energy producers at the marginal cost of electricity produced, as established in the spot market, and for capacities at values in U.S. dollars as existed prior to the Public Emergency Law.

* Regulation of Utilities

The enactment of the Public Emergency Law significantly altered the economic and financial scenario faced by Argentine utility companies. The combined effect of (i) the devaluation of the peso and (ii) the pesification of utility tariffs at a rate of P$1.00 to US$1.00, adversely affected the utility company’s financial position, results of operations, and ability to satisfy certain loan agreement provisions.

In this context, during 2002, TGS and its controlling company, CIESA, defaulted on their financial debt. In December 2004, TGS completed its financial debt restructuring process. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors, effective until December 31, 2008. As from that date, either party may unilaterally terminate the agreement. Since upon expiration of that term the necessary governmental approvals were not obtained, on January 9, 2009 Ashmore Energy International Limited (currently AEI) - who declared to be the only holder of the Corporate Notes (Obligaciones Negociables) issued by CIESA -, announced its decision to terminate the Restructuring Agreement. CIESA, in turn, brought an action before the Courts of New York State, USA, on January 28, 2009 claiming that an order be issued to declare that any action initiated by AEI against CIESA in connection with the Corporate Notes may not succeed because the same has become time-barred. CIESA’s financial statements do not include any adjustment stemming from the resolution of the uncertainties associated with this process.

The Public Emergency Law pesified tariffs for utility services at a P$1=US$1 parity and prohibited the increase of these tariffs based on indexation factors. In addition, the Argentine Executive Branch was authorized to renegotiate the terms of contracts relating to the provision of utility services, taking into account the following criteria: (i) impact of tariffs on economic competitiveness and on income distribution; (ii) quality of services to be provided and the capital expenditure programs provided for in the contracts; (iii) interest of customers and accessibility to services; (iv) the safety of the systems; and (v) the companies’ profitability.

In February 2002, the Ministry of Economy and Production was authorized, under Decree No. 293/02, to renegotiate contracts with utility companies. In July 2003, the Utilities Contract Renegotiation and Analysis Committee (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN’s mission is, among other purposes, to provide assistance in the utilities renegotiation process, execute comprehensive or partial agreements with utility companies, among other things, and submit regulatory projects related to transitory price and rate adjustments.

UNIREN is currently renegotiating the contracts with Edesur and TGS. The renegotiations are in different stages. We are unable to predict the future development of the renegotiation process involving tariff and concession contracts or the impact it may have on the results of operations or the financial position of those companies.

In June 2005, Edesur signed a Memorandum of Understanding with UNIREN as part of the renegotiation process of the Concession Contract. Based on this Memorandum of Understanding, in August 2005, the parties signed a Memorandum of Agreement that includes, among other things, an interim tariff scheme and a mechanism to monitor costs, which allows for reviewing tariff adjustments. The Memorandum of Agreement was ratified by the Argentine Executive Branch on December 28, 2006. On February 5, 2007, the ENRE Resolution No. 50/2007 published in the Official Gazette that approved the values stated in Edesur’s Tariff Schedule effective February 1, 2007, resulting from the interim tariff scheme provided for in the Memorandum of Agreement. As a consequence of the full effectiveness of the terms and conditions of the Memorandum of Agreement, a 23% increase was applied to the Company's distribution costs (not affecting T1R1 and T1R2 residential tariffs), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% was also applied to the aforesaid distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to the aforesaid costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the Memorandum of Agreement. The ENRE provided that the amounts resulting from the application of the Interim Tariff Scheme for consumptions accrued between November 1, 2005 and January 31, 2007 –amounting to P$ 237 million in Edesur. Subsequently, under Resolutions No.1,838/2007 issued by the Secretary of Energy and No. 867/2007 issued by the ENRE, a 9,75% adjustment was approved for the May 2006-April 2007 period, applicable as from May 2007 sales. On July 31, 2008 the ENRE issued Resolution No. 324/2008 approving a new tariff schedule for Edesur effective July 1, 2008, which provides for gradual increases between 10% and 30% to residential users with bimonthly consumption levels over 650 kilowatts and a 10% increase to commercial and industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

On October 9, 2008, and after UNIREN sent TGS several proposals for adjustment of the tariffs provided for in the concession contract, which proposals had been deemed insufficient, TGS signed with UNIREN a provisional agreement which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and the application of funds generated from that increase to an investment plan in the gas transportation system provided under the same agreement. The tariff increase will be effective after ratification of the provisional agreement by the Argentine Executive Branch. The provisional agreement will be applicable until the effective date of a comprehensive license renegotiation agreement to be entered into with the Argentine government. In this respect, early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase), aimed at renegotiating the license terms and starting an overall tariff review process. As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the Argentine Executive Branch recommending the steps to be taken.

In December 2008, under Law No. 26,456, the term to renegotiate contracts for public works and utilities was extended until December 31, 2009.

3) Migration of operating agreements in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry instructed the Venezuelan national oil company, Petróleos de Venezuela S.A. (“PDVSA”), to review all operating agreements signed with oil companies between 1992 and 1997. The Ministry further instructed PDVSA to take all necessary action to convert those operating agreements into mixed companies whereby the Venezuelan government, through PDVSA, would be entitled to majority ownership.

In August 2006, we, through Petrobras Energía and its related companies in Venezuela, signed the pertinent agreements with PDVSA and Corporación Venezolana del Petróleo S.A. (“CVP”) in order to effect the migration of our four pre-existing operating agreements. As a result, the direct and indirect interests of Petrobras Energía in the mixed companies that operate the areas of Oritupano Leona, La Concepción, Acema and Mata (Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A., respectively) were reduced to 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of Petrobras Energía in the amount of US$88.5 million, which does not accrue interest, but could be applied toward acquisition bonds for any new mixed company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Once the milestones required for recognition of the credit by PDVSA were reached, as of December 31, 2006, we recorded the credit at its estimated recoverable value of P$180 million.

The conditions imposed under the new operating agreements had an adverse impact on the recoverable value of our assets in Venezuela. In fiscal year ended December 31, 2005, we recorded writedowns of P$424 million.

In April 2008, the government of Venezuela published the Law of Special Contribution to Extraordinary Prices at the International Hydrocarbons Market.  This law imposes a windfall profits tax on exports of liquid hydrocarbons and oil by-products when the average monthly price of Brent crude exceeds US$70.00 per barrel, with 50% of the Brent crude price in excess of US$70.00 payable to the Venezuelan government.  Likewise, when the average monthly Brent crude price exceeds US$100.00 per barrel, 60% of Brent crude price above US$100.00 is payable as tax.

As of December 31, 2008 the book value of our direct and indirect interest in Venezuelan mixed companies, net of impairment charges, is P$2,751 million. The recoverability of these investments is highly sensitive to crude oil price volatility, economic, social and regulatory changes in Venezuela and, particularly, the decisions made by management of the mixed companies regarding reserves.

As a result of the aforementioned variables, in the years ended December 31, 2008, 2007 and 2006, we recorded writedowns of P$154 million, P$33 million and P$186 million, respectively. In addition, since no projects for which the aforementioned credit is eligible for investment have materialized, our efforts to transfer the credit to third parties have been unsuccessful and alternative uses of the credit cannot be anticipated, as of December 31, 2007 we recorded a writedown of P$181 million to reflect the carrying value of such credit to zero.

4) Commodity Prices

Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil by-product prices.

International prices for crude oil have fluctuated significantly over the last ten years.  Changes in crude oil prices usually entail changes in the price for oil by-products.

In 2008, oil average prices reached a high for the seventh year in a row marked, however, by the sudden end of this upward stage. Prices were affected by high volatility. The benchmark West Texas Intermediate (“WTI”) crude reached US$145 per barrel in July, and by the end of the year and in line with the global financial crisis, it started a clear and steep decline to below US$40, with the resulting drop in the price for oil by-products. As of December 31, 2008, the WTI closed at US$44.6 per barrel, 54% lower compared to 2007. During 2008, the average WTI was US$ 99.6 per barrel, compared to US$72.3 and US$ 66 in 2007 and 2006, respectively.

5) Oil and gas production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 27.8 % in the five-year period from 2003 to 2007. In the period from January to December 2008 oil production declined for the eleventh year in a row, to an average of 629 thousand barrels per day, a decline of approximately 2.2% compared to the same period of 2007.

In this context, our oil and gas reserves in Argentina, net of additions, declined 13% in 2008 and 4.5% in 2007. Our production declined 3% in 2008 and 6% in 2007.

The Company’s business plan provides for major exploratory investments in Argentina, including both offshore and onshore projects. Due to risks inherent in exploration activities, our management cannot assure you that this downward trend in our Argentine reserves will be reversed.

6) Operations in Ecuador

a) Law Amending the Hydrocarbon Law in Ecuador

In April 2006, the Ecuadorian government approved the Law Amending the Hydrocarbon Law (“Law No. 42”), which assigned the Ecuadorian state a share of at least 50% of the revenues resulting from any increase in the average monthly sales price of Ecuadorian crude, based upon the average monthly sales price for such oil as of the execution date of the relevant agreements, stated in constant values as of the month of settlement.

In October 2007, the Ecuadorian President issued an amendment to the regulations applying Law No.42, further increasing the Ecuadorian government’s share of revenues from increases in the price of crude oil to 99%, reducing the oil companies’ share to 1%.

EcuadorTLC S.A. and Petroecuador adopted significant opposing interpretations as to the applicability and scope of Law No.42 in connection with revenues from Palo Azul operating agreement in which the State’s share in revenues resulting from any increase in crude oil prices was provided for. In the Company’s opinion, the applicability of law according to Petroecuador's interpretation was of a confiscatory nature and put at risk the economic feasibility of the investment. As from January 2008 EcuadorTLC S.A has neither recorded the settlements made by Petroecuador under Law No.42 nor made the relevant payments.

Within the framework of the negotiations conducted with the Ecuadorian State which resulted in the execution of the Amendatory Agreements in connection with Block 18 Participation Agreements, and considering the Attorney General’s opinion, the parties agreed on the scope of Law No.42.  Under this agreement, EcuadorTLC S.A. made a payment in the amount of US$44 million, which was considered as settlement of any difference arising from the application of the beforementioned law until the execution date of the amendatory agreements, whereupon the Tax Equity Law became effective.

b) Recoverability of Investments

Since 2006, and especially during 2007, the Ecuadorian government has imposed comprehensive tax and regulatory reforms on the hydrocarbon industry, including approval of Law No.42.

These regulatory changes—the full scope and estimated effect of which has not yet been fully determined—have materially modified the conditions set forth at the time of execution of our participation agreements, adversely affecting the valuation of our ongoing projects in Ecuador, and negatively impacting our assessment of recoverability and prospects. Accordingly, as of December 31, 2007, we recorded an impairment allowance of P$759 million to write down the book value of our Ecuadorian assets to their probable recoverable value. These estimates of recoverable value took into consideration the incidence of the net shortfall with respect to our transportation capacity commitments with Oleoducto de Crudos Pesados Ltd.

c) Teikoku Oil Co. Ltd. Agreement

On January 11, 2007, the Ministry of Energy and Mines of Ecuador approved the preliminary agreement entered into with Teikoku in January 2005, whereby we would assign Teikoku 40% of our rights and obligations under the Block 18 participation agreement.  On October 24, 2008, Petroecuador admitted Teikoku Oil Ecuador, a subsidiary of Teikoku, as partner in Block 18 agreements, and the Assignment Agreement was registered with the National Hydrocarbons Board (Dirección Nacional de Hidrocarburos) on October 27, 2008. As of the date of these financial statements, the parties are negotiating the definitive economic terms of the respective assignment agreements.

d) Amendatory Agreements relating to Block 18 Participation Agreement

On October 31, 2008 EcuadorTLC S.A. and Petroecuador signed amendatory agreements which, among other things, will provide for the terms and conditions for the exploitation of Block 18 for one year. During such period, negotiations will be conducted as to whether or not such agreements will be converted to a new contractual modality. Under the beforementioned agreements, the Ecuadorian State’s interest in Pata and Palo Azul fields will increase to 40% and 60%, respectively. In addition, upon execution of the beforementioned agreements the Tax Equity Law will be applicable whereunder the Ecuadorian State will receive 70% of revenues from sales at prices over a new base price of US$45.43 per barrel.

e) Block 31

On December 31, 2008, Petrobras Energía Ecuador and Petroecuador signed a Termination Agreement in connection with Block 31 Participation Agreement, under which Block 31 was returned to the Ecuadorian State.

f) Crude oil transportation agreement with Oleoducto de Crudos Pesados Ltd. (OCP)

The Company entered into an agreement with OCP, whereby an oil transportation capacity of 80,000 barrels per day is committed for a 15-year term, starting November 10, 2003.  Under the “ship or pay” transportation agreement clause, the Company must fulfill our ship or pay contractual obligations for the aggregate oil volume committed, even though no crude oil is transported, and pay, as well as all other producers, a fee covering OCP operating costs and financial services.  As of December 31, 2008, this fee amounted to US$2.075 per barrel.

 The Company expects that during the effective term of the "Ship or Pay" transportation agreement, oil production will be lower than the aggregate transportation capacity committed.  This assumption is based on the current estimate of the Company’s reserves in Ecuador and estimated delays in the development of such reserves.  Considering this situation and with a view to mitigating derived effects, the Company periodically negotiates committed transportation capacity volumes. On December 31, 2008, the Company signed with  Petroecuador an “Agreement for the use of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados”, under which the Ecuadorian State undertook that transportation through the OCP of the crude oil owned by it will be carried out, as from January 1, 2009, assuming the cost of the oil transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, as of December 31, 2008, the Company sold a transportation capacity of about 8,000 barrels of oil for the July 2004/December 2012 period. The incidence of the net shortfall is considered in order to review the recoverability of assets in Ecuador.

7) Sale of Petrobras Valores Internacional de España S.L. equity interest

In December 2007, Petrobras Energía sold to Petrobras Internacional Braspetro B.V. 40% of its equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A.

The price agreed upon was US$423.3 million, plus a contingent compensation to be defined between the parties, in the event of a commercial discovery in the Kinteroni prospect in Lote 57. As of December 31, 2007, as a result of this transaction we recognized a gain of P$1,014 million.

In January 2008, we announced the discovery of gas and condensate in the Kinteroni prospect, which is still in the exploratory stage. Production tests performed on some of the reservoir levels show a potential flow of over 35 million cubic feet of gas per day and an average of 1,245 barrels of condensate per day. In order to complete the evaluation, production tests on high interest mineralized levels are still pending.

In accordance with the terms and conditions of the stock purchase agreement, the parties agreed to share the control over defining and establishing the operating and financial policies of PVIE.

The assignment of our interest in PVIE enables us to optimize our asset portfolio, adjusting exploratory investments in Peru to amounts in line with our Business Plan. In addition, the assignment monetizes a value leveraged by the high international price of oil, increasing our investment capacity in Argentina.

8) Divestments

a) In December 2007, Petrobras Energía signed a stock purchase agreement for the sale of its 40% interest in Petroquímica Cuyo S.A.I.C. The sale price amounted to US$32 million, accounting for a gain of P$40 million.

b) In December 2007, upon compliance with all terms and conditions the transaction was subject to, the transfer of our 50% equity interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (Citelec) to Energía Argentina S.A. and Electroingeniería S.A., who each purchased half of our interest, became effective. This transaction was performed in compliance with the divestment commitment assumed by Petrobras Energía with the Argentine government upon approval by the Comisión Nacional de Defensa de la Competencia (Argentine antitrust authorities) of the agreement for the purchase of the shares representing Petrobras Energía Participaciones S.A.’s majority capital stock by Petrobras Participaciones S.L. The sale price amounted to US$54 million, monetary reference the investment was registered at.

c) In July 2007, Petrobras Energía signed a stock purchase agreement with Electroingeniería S.A for the sale of its 22.22% equity interest in Yacylec. The aforesaid transaction was authorized by the ENRE in December 2007. The sale price amounted to US$6 million, accounting for a gain of P$16 million.

d) In June 2007, Petrobras Energía signed an agreement for the sale to Yacimientos Petrolíferos Fiscales Bolivianos –YPFB, of its equity interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$55 million, accounting for a gain of P$44 million.

e) In January 2007, Petrobras Energía executed an agreement for the sale of its 9.19% shareholding in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The sale price amounted to US$15 million, accounting for a P$23 million gain.

9) Changes in E&P asset portfolio

a) On October 24, 2008, Petroecuador admitted Teikoku Oil Ecuador S.A., a subsidiary of Teikoku Oil Co. Ltd, as partner in the Block 18 agreements and the Assignment Agreement was registered with the National Hydrocarbons Board on October 27, 2008, whereupon assignment of 40% of the rights and obligations of Block 18 participation agreement became effective.

b) In March 2008, upon approval by the regulatory authorities, acquisition from Energy Development Corporation (Argentina), Inc., Argentine Branch, of a 13.72% interest in El Tordillo and La Tapera - Puesto Quiroga assets in an amount of US$117.5 million was effected.

c) In September 2008, upon approval by the regulatory authorities, acquisition from ConocoPhillips of a 25.67% and 52.37% interest in Sierra Chata and Parva Negra assets, respectively, was effected. The price agreed upon by the parties was US$77.6 million, plus adjustments, mainly resulting from variations in working capital as of the date the agreement became effective.

d) In November 2007, we sold 76.15% of our rights and obligations in the Bajada del Palo area, transferring a 73.15% interest to Petrolera Entre Lomas S.A. and the remaining 3% to APCO. As a result of this transaction, we recorded a gain of P$62 million.

e) In October 2006, we sold our rights and obligations in Refugio Tupungato and Atamisqui areas. As a result of this transaction we recognized a gain of P$85 million.

10) Tax benefits regarding Innova operations – FUNDOPEM

We enjoy a tax benefit under an incentive program granted by the Rio Grande do Sul State for companies located in that state through Innova’s operations in Brazil. The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax).

On account of the construction and start-up of the new ethylbenzene plant, the Fundopem benefit was extended until 2015.

Under this program, we recorded P$80 million, P$70 million and P$46 million gains in 2008, 2007 and 2006, respectively.

Discussion of Results

The following table sets out the Company’s results of operations for the years ended December 31, 2008 and 2007, under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of the proportional consolidation of CIESA and Distrilec, companies under joint control with third parties to the Controlling Group. To this effect, the results of CIESA y Distrilec (both of which are presented under proportional consolidation in our consolidated financial statements) are shown under Equity in Earnings of Affiliates.

(in millions of pesos)

Net income: Net income for fiscal year 2008 increased P$14 million, or 1.8%, to P$776 million from P$762 million in 2007.

Net sales: Net sales increased P$1,717 million, or 12.8%, to P$15,175 million from P$13,458 million in 2007. Net sales for fiscal year 2008 include P$639 million and P$993 million attributable to our share of the net sales (net of intercompany sales of P$34 million) of CIESA and Distrilec, respectively. Net sales for fiscal year 2007 include P$602 million and P$894 million attributable to our share of the net sales (net of intercompany sales of P$35 million) of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, net sales increased P$1,580 million, or 13.2%, to P$13,577 million from P$11,997 million in 2007. Sales in the Refining and Distribution, Petrochemicals, Gas and Energy and Oil and Gas Exploration and Production business segments increased P$1,116 million, P$412 million, P$185 million and P$116 million, respectively. Intercompany sales totaled P$3,009 million in 2008 and P$2,761 million in 2007. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit increased P$828 million, or 24.7%, to P$4,175 million from P$3,347 million. Gross profit for 2008 includes P$263 million and P$250 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2007 includes P$287 million and P$215 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, gross profit for 2008 fiscal year increased P$817 million, or 28.7%, to P$3,662 million from P$2,845 million. This increase mainly resulted from a rise in gross profit from the Petrochemicals (P$326 million), Refining and Distribution (P$211 million), Gas and Energy (P$128 million) and Oil and Gas Exploration and Production (P$120 million) business segments.

Administrative and selling expenses: Administrative and selling expenses increased P$293 million, or 20%, to P$1,756 million from P$1,463 million in 2007. Administrative and selling expenses for 2008 include P$42 million and P$158 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2007 include P$38 million and P$116 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, administrative and selling expenses increased P$247 million, or 18.9%, to P$1,556 million from P$1,309 million in 2007, mainly as a result of increases in the Refining and Distribution and Petrochemicals business segments, as well as in our corporate expenses.

Exploration expenses: Exploration expenses increased P$66 million to P$238 million from P$172 million in 2007. See “Oil and Gas Exploration and Production”.

Other operating income (expense), net: Other operating expense, net, accounted for P$229 million and P$176 million losses in 2008 and 2007, respectively. Other operating expense, net for 2008 includes losses of P$16 million and P$17 million attributable to our share of other operating expense, net of CIESA and Distrilec, respectively. Other operating income (expense), net for 2007 includes gains of P$2 million and P$77 million attributable to our share of other operating income (expense), net of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, other operating expense, net accounted for losses of P$196 million and P$255 million, mainly attributable to improvements reported by the Refining and Distribution and Petrochemicals business segments.

Operating income: Operating income increased P$416 million, or 27.1%, to P$1,952 million from P$1,536 million. Operating income for 2008 includes gains of P$204 million and P$76 million attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2007 includes P$251 million and P$176 million gains attributable to our share of the operating income of CIESA and Distrilec.

Without proportional consolidation of CIESA and Distrilec, operating income increased P$563 million, or 50.8%, to P$1,672 million from P$1,109 million in 2007. This increase was mainly attributable to the rise in the Petrochemicals, Refining and Distribution, Gas and Energy and Oil and Gas Exploration and Production business segments, in the amount of P$247 million, P$143 million, P$114 million and P$100 million, respectively.

Equity in earnings of affiliates: Equity in earnings of affiliates increased P$129 million, or 73.3%, to  P$305 million from P$176 million in 2007. Without proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates increased P$77 million, or 32.9%, to P$311 million from P$234 million in 2007. See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expense) and holding gains (losses): Financial expense and holding losses increased P$291 million, or 58.8%, to P$786 million from P$495 million in 2007.  Financial income (expense) and holding gains (losses) for 2008 include financial expenses of P$175 million and gains of P$11 million attributable to our share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively. Losses for 2007 include financial expenses of P$139 million and P$30 million attributable to our share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, financial expense and holding losses increased P$296 million, or 90.8%, to P$622 million from P$326 million. This increase derived from:

* Increased losses from holding of inventories (P$206 million), a loss of P$119 million in 2008 compared to a gain of P$87 million in 2007, resulting from the decline in prices for oil and oil by-products in 2008 fourth quarter, mainly in petrochemicals.

* Higher exchange losses of P$170 million, a loss of P$146 million in 2008 compared to a gain of P$24 million in 2007, attributable to increased depreciation of the Argentine peso against the US dollar (9.5% and 2.6% in 2008 and 2007, respectively), and to a 37% depreciation of the Brazilian Real, compared to a 12% appreciation in 2007.

* Net interest expense declined 6.8% to P$340 million from P$365 million, accounting for a 2% drop in dollar denominated average indebtedness, and, to a lesser extent, higher gains from increased financial placements in 2008.

Other income (expense), net: Other income (expense), net include losses of P$93 million in 2008, compared to gains of P$131 million in 2007. Other income (expense), net for 2008 include a gain of P$56 million attributable to our share of other income (expense), net of CIESA. Other income (expense), net for 2007 include losses of P$3 million and P$6 million attributable to our share of other income (expense), net of CIESA and Distrilec, respectively.

Without proportional consolidation of CIESA and Distrilec, other income (expense), net accounted for a loss of P$149 million in 2008, compared to a gain of P$140 in 2007.

Other income (expense), net for 2008 mainly reflect:

* P$154 million loss from impairment charge on assets in Venezuela.

* P$31 million loss derived from the Termination Agreement in connection with Block 31 Participation Agreement.

* P$29 million loss from the sale of a 40% interest in Block 18 in Ecuador.

* P$121 million gain from reversal of allowances on oil areas in Argentina.

Other income (expense), net for 2007 mainly reflect:

* P$1,014 million gain from the sale of a 40% interest in PVIE.

* P$62 million gain from the sale of oil areas in Argentina.

* P$23 million gain from the sale of Hidroneuquén S.A.

* P$40 million gain from the sale of Petroquímica Cuyo S.A.I.C.

* P$44 million gain from the sale of Petrobras Bolivia Refinación S.A.

* P$16 million gain from the sale of Yacylec S.A.

* P$759 million loss from impairment charge on assets in Ecuador.

* P$214 million loss from impairment charge on assets in Venezuela.

* P$41 million loss from impairment charge on loans granted to joint venture partners in Venezuela.

Income tax: Income tax charge for 2008 and 2007 accounted for P$529 million and P$494 million losses, respectively. The income tax for 2008 reflects P$56 million and P$34 million losses attributable to our share of the income tax of CIESA and Distrilec. The income tax for 2007 reflects P$57 million and P$44 million losses attributable to our share of the income tax of CIESA and Distrilec.

Without proportional consolidation of CIESA and Distrilec, income tax accounted for losses of P$439 million and P$393 million in 2008 and 2007, respectively, in line with improved results of operations.

ANALYSIS OF OPERATING RESULTS

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$100 million, or 6.8%, to P$1,580 million from P$1,480 million in 2007.

Operating income for this business segment is broken down as follows:

(in million pesos)

Net sales: Net sales for this business segment increased P$116 million, or 2.5%, to P$4,740 million in 2008 from P$4,624 million in 2007. This growth was mainly attributable to the rise in the average sale price per barrel of oil which, including the effect of withholding taxes on exports in Argentina, increased 18.7% to P$182.8 from P$153.9. Conversely, average daily oil and gas sales volumes dropped 9.6%.

Combined average oil and gas sales volumes dropped to 110.5 thousand barrels of oil equivalent from 122.2 thousand barrels of oil equivalent, mainly as a result of: (i) the sale of the 40% interest in Lote X, in Peru, (ii) the decline in production from mature fields in Argentina and, to a lesser extent, (iii) the sale of inventories in 2007.

In 2008, average oil sales volumes dropped 16% to 60.8 thousand barrels per day from 72.5 thousand barrels per day. Average daily oil production decreased to 61.9 thousand barrels from 69.4 thousand barrels in 2007.

Average daily gas sales volumes slightly decreased to 297.8 million cubic feet in 2008 from 298.5 million cubic feet. Average daily production volumes were at similar levels in both fiscal years, totaling 301.1 million cubic feet per day.

Argentina

Net sales in Argentina grew P$14 million, or 0.5%, to P$2,518 million in 2008 from P$2,504 million in 2007, as a result of an increase in average sales prices and a 3.4% drop in total daily sales volumes of oil and gas, averaging 86.5 thousand barrels of oil equivalent per day.

Crude oil sales dropped by P$71 million, or 3.4%, to P$2,035 million in 2008 from P$2,106 million in 2007, mainly due to a 10.2% decline in sales volumes, partially offset by a 7.4% increase in average sales prices to P$135.6 per barrel from P$126.3 per barrel. As a result of the price control policy implemented by the Argentine government, the significant increase in WTI prices in the international market during 2007 and 2008 could not be passed through to crude oil sales prices. The decline in average daily sales volumes to 41 thousand barrels from 45.7 thousand barrels was mainly attributable to: (i) a 7.6% drop in average daily production volumes from 44.8 thousand barrels to 41.4 thousand barrels, mainly resulting from the natural decline of mature fields, partially offset by an increased interest in El Tordillo area as from March 2008, and (ii) increased sales in 2007 as a result of the reduction in inventories.

Gas sales increased P$59 million, or 14.8%, to P$457 million from P$398 million, basically due to a 10.6% hike in average sales prices and, to a lesser extent, a 3.7% increase in average daily sales volumes. The average sale price increased to P$4.6 per million cubic feet from P$4.1 per million cubic feet mainly due to a change in the sales mix and the renegotiation of agreements with industrial clients. Daily gas sales volumes increased to 273.1 million cubic feet from 263.3 million cubic feet, in line with a 2% rise in production volumes. In this respect, higher production from Estancia Agua Fresca and El Mangrullo fields had a positive impact as a result of increased development activities in the fields derived from the investments made. In addition, increased interest in the Sierra Chata area had a positive impact. The labor strike during the fourth quarter of 2007 and May 2008, which had an impact on production in the winter season, restricted the pace of average production growth.

Outside of Argentina

Combined oil and gas sales outside of Argentina increased P$102 million, or 4.8%, to P$2,222 million from P$2,120 million, mainly as a result of the 42% rise in the average sales price of oil equivalent to P$176.1, partially offset by a 26.7% decline in sales volumes.

Ecuador

Oil sales increased 24.7% to P$1,089 million in 2008 from P$873 million, boosted by improved sales prices, partially offset by reduced sales volumes.

Average sales price increased 46.7% to P$282.4 per barrel from P$192.5 per barrel, mainly due to a rise in international reference prices.

Average daily oil sales volumes dropped 15.3% to 10.5 thousand barrels/day from 12.4 thousand barrels/day, mainly due to average daily oil sales volumes for 2007 include sales as a result of the postponement of crude oil shipments accumulated by the end of 2006 and, to a lesser extent, reduced interest in Block 18 derived from the sale of a 40% interest in EcuadorTLC in December 2008. Daily production from Block 18 increased 9.6% to 11.4 thousand barrels in 2008 from 10.4 thousand barrels in 2007. Daily production for 2007 was adversely affected by the strikes organized by local communities in the first quarter that hindered normal production operations that were not restored until the fourth quarter.

Peru

Oil and gas sales in 2008 declined 12.4% to P$965 million from P$1,102 million in 2007, mainly due to the drop in sales volumes, partially offset by the increase in the sales price of oil equivalent.

Average daily sales volumes decreased 32.7% to 9.9 thousand barrels of oil equivalent from 14.7 thousand barrels of oil equivalent in 2007, as a result of the sale of a 40% interest in Lote X, in Peru, which averaged 6.2 thousand barrels of oil equivalent in 2007. Without portfolio adjustment, crude oil production grew 7% as a result of the successful investments made, mainly in well drilling and workover activities.

Average crude oil price increased 35.5% to P$294.2 per barrel from P$217.1 per barrel, boosted by the increased price of the WTI. Average gas price rose 59.2% to P$13.3 per million cubic feet from P$8.4 per million cubic feet in 2007.

Bolivia

Oil and gas sales increased 11.2% to P$139 million in 2008 from P$125 million in 2007, mainly due to the 54.2% rise in the sales price of oil equivalent, as a consequence of the rise in the price for fuel oil which is included in the formula for calculation of the sales price. This fact allowed to reverse the effects of the new terms and conditions of the operating agreement that, effective May 2007, resulted in a 28.1% drop in the total oil and gas production volumes assigned to us.

Mexico

Sales of other services totaled P$26 million in 2008, 30% higher compared to P$20 million in 2007.

Gross profit: Gross profit for the Oil and Gas Exploration and Production business segment rose P$120 million to P$2,262 million in 2008 from P$2,142 million. Margin on sales was 47.7% and 46.3% in 2008 and 2007, respectively. The increase in gross profit is mainly attributable to the rise in all crude oil reference prices and reduced royalties and depreciation in Ecuador. The reduced impact of royalties in Ecuador reflects the terms of the agreement made with Petroecuador in connection with the application of Law No.42, while reduced depreciation results from the impairment recorded in 2007. These effects were partially offset by the sale of the 40% interest in Lote X, the rise in the lifting cost, the increase in depreciation in Argentina, as a result of the investments made, and the rise in royalties in Peru derived from the application of increased tax rates, which vary according to the level of international oil prices. Our lifting cost rose 9.9% to P$16.7 per barrel of oil equivalent from P$15.2 per barrel of oil equivalent, mainly in Argentina and, to a lesser extent, in Peru. Higher costs in Argentina were attributable to the effect of inflation on oil service rates and to an increased demand for pulling and workover services to support production at mature fields in Argentina.

Administrative and selling expenses: Administrative and selling expenses decreased 16.5%, or P$47 million, in 2008 to P$237 million from P$284 million in 2007, mainly due to the changes made in connection with the allocation of sales of crude oil produced in Argentina, which is commercialized by the Refining and Distribution business segment as from 2008.

Exploration expenses: Exploration expenses totaled P$238 million in 2008 and P$172 million in 2007. In 2008, expenses were mainly attributable to seismic surveys and well drilling, both onshore and offshore. Works in offshore areas included drilling of the Aurora x-1 well in the CGSJ Marina – 1 block, which was abandoned due to the existence of high water levels. In 2007, expenses were mainly attributable to 3D seismic works in Argentina offshore areas (Austral and Neuquen basins) and 2D seismic works in Peru. Expenses for unsuccessful wells totaled P$42 million in 2008 and P$45 million in 2007.

Other operating expense, net: Other operating expense, net, accounted for losses of P$207 million and P$206 million, respectively. Losses for 2008 were mainly attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$174 million). Losses for 2007 mainly reflected costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$155 million) and losses of P$47 million in Ecuador derived from application of Law No.42.

Refining and Distribution

As from 2008 fiscal year, allocation of product sales among business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

Operating expense, net: Operating expense, net for the Refining and Distribution business segment reflected losses of P$171 million and P$314 million in 2008 and 2007, respectively. During 2008, the Refining and Distribution operating results improved as a result of the partial recovery of sales prices. In spite of this improvement, in both years, operating margins were significantly affected by the price control measures implemented in Argentina that significantly limited the passing through to market prices of the increase in crude oil prices and domestic inflation.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales for refinery products increased P$1,116 million, or 19.2%, to P$6,942 million in 2008 from P$5,826 million, mainly as a result of the partial recovery of sales prices in the domestic market and, to a lesser extent, the start of commercialization of crude oil which accounted for additional sales in the amount of P$374 million in 2008. These effects were partially offset by a 2.5% decline in sales volumes and the negative effects of Resolution No. 394/2007 under which a sliding-scale tax regime was imposed on exports of refined products as from November 2007.

Processed crude oil volumes at the refineries dropped 5.7% to 72.2 thousand barrels/day in 2008 from 76.6 thousand barrels/day in 2007, mainly as a result of the shutdown for maintenance works at both refineries, under the plan designed to increase the refining capacity and improve product quality in line with future specifications and, to a lesser extent, the decline in domestic demand as from October 2008, which led to a reduction in crude oil volumes processed at the refineries so as to reach the economic optimum, and road blockades nationwide in 2008 second quarter as a consequence of protests implemented by the Argentine farm sector, which affected dispatch logistics.

In a context characterized by increased domestic demand and reduced product availability as a result of decreased processed crude oil volumes, the Company prioritized the supply of the domestic market over exports.

Diesel oil sales volumes totaled 1.9 million cubic meters in 2008, a similar level to that recorded in 2007. In both fiscal years, our market share averaged 14%.

Domestic gasoline sales volumes totaled 767 thousand cubic meters, of which 712 thousand cubic meters were attributable to sales in the domestic market, accounting for a 4.8% increase compared to 2007, as a result of the growth in demand boosted by economic expansion, in general, and higher sales of new cars, in particular. Consequently, our market share reached 13%. In line with the general trend, Premium gasoline dropped 26.4% compared to 2007, bringing the market share to 8.8%.

Total sales volumes of fuel oil and IFOs grew 8.6%, primarily earmarked to supply the higher fuel oil demand for domestic electricity generation.

Total sales volumes of other by-products decreased 16.6%, mainly as a result of the decline in the asphalt domestic market, the first recorded since 2003.

Sales average prices for gasoline, diesel oil and fuel oil improved 32%, 30% and 21%, respectively.

Gross profit: Gross profit accounted for gains of P$293 million and P$82 million in 2008 and 2007, with meager gross margins of 4.2% and 1.4%, respectively. Marginal increases in domestic prices and an international scenario with high prices during most of the year allowed for a slight recovery of business margins, absorbing the negative effects of the increase in crude oil costs and losses associated to diesel oil imports.

Administrative and selling expenses: Administrative and selling expenses rose 27% to P$475 million in 2008 from P$374 million, mainly due to increased costs derived from inflation, particularly freights and wages, and higher taxes in line with the price increase.

Other operating income (expense), net: Other operating income (expense), net accounted for a gain of P$11 million in 2008 and a loss of P$22 million in 2007.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased P$247 million, or 268.5%, to P$339 million in 2008 from P$92 million in 2007.

Operating income for this business segment is broken down as follows:

(in million pesos)

Net sales: Net sales increased P$412 million, or 13.5%, to P$3,475 million in 2008 from P$3,063 million in 2007 (net of eliminations in the amount of P$150 million and P$187 million for styrenics operations in Argentina and Innova), mainly due to higher sales prices in line with the increase in international reference prices.

- Styrenics - Argentina:

In Argentina, styrenics sales increased P$91 million, or 8.2%, to P$1,199 million from P$1,108 million in 2007, due to a 26.3% improvement in average sales prices, partially offset by a decline in sales volumes.

In 2008 and in line with the move in international reference prices and improvements in the sales mix, average sales prices in the synthetic rubber, styrene and polystyrene lines increased 41.9%, 31% and 19.6%, respectively.

Total sales volumes declined 14.4% due to the shrinkage in domestic demand as a consequence of the conflict between the government and the farm sector and the global financial crisis. Accordingly, in 2008 the Argentine combined styrene and polystyrene market dropped by 13.9% compared to 2007. In addition, ethylbenzene exports to Brazil declined as a result of the start up of operations at Innova’s ethylbenzene plant in September 2008.

In 2008, our combined market share (styrene and polystyrene) was 89%, accounting for a 1.4% growth over the market as a whole.

Styrenics performance was as follows:

a) Styrene sales volumes totaled 50.9 thousand tons, in line with levels recorded in 2007.

b) Propane and propylene sales volumes totaled 17.8 thousand tons, accounting for a 26.7% decline compared to 2007, mainly attributable to three factors: the impact of the 2008 fourth quarter global financial crisis that led to a decline in domestic demand for these products, the conflict between the government and the farm sector during 2008 first semester and the shutdown performed at the main client’s plant during November and December 2008.

c) Ethylbenzene sales volumes totaled 22.1 thousand tons, accounting for a 29% drop compared to 2007. This decline was attributable to the start up of Innova’s new ethylbenzene plant.

d) Polystyrene and bi-oriented polystyrene (“BOPS”) sales volumes dropped 16.9% compared to 2007, totaling 60.2 thousand tons, as a result of a reduced domestic demand, mainly attributable to two factors: the conflict between the government and the farm sector during the first semester and reduced credit to purchase durable goods, such as television sets and refrigerators, during the last quarter of the year, compared to the sustained economic growth in 2007 fiscal year. In connection with the export market, polystyrene sales volumes in the region totaled 9.9 thousand tons, 21% higher than sales volumes in 2007 as a result of increased exports to Uruguay, Bolivia and Paraguay.

e) Synthetic rubber sales volumes decreased 12.2% to 48.1 thousand tons, reflecting a decline in both domestic sales and exports. In the domestic market, sales volumes dropped as a result of a lower activity level in tires, auto-parts and technical devices relating to automobiles.

- Styrenics - Brazil - Innova:

Innova sales increased P$188 million, or 12.9%, to P$1,645 million in 2008 from P$1,457 million in 2007, mainly due to improved prices in the year under review, reflecting a 13.7% average increase as a result of the rise in international reference prices.

Styrene average sales volumes rose by 5.7% to 145.6 thousand tons, due to the higher demand for acrylic resins and polyester derived from the growth in the automobile and construction industries. Conversely, polystyrene volumes dropped 7.9% to 111.7 thousand tons, due to reduced exports.

- Fertilizers:

Fertilizers sales increased P$96 million, or 14%, to P$781 million in 2008 from P$685 million, primarily due to a 58.6% improvement in average sales prices, as a result of higher international sales prices, mainly for urea and phosphate fertilizers. This improvement was partially offset by a 28.1% decline in sales volumes to 483 thousand tons.  Demand significantly dropped in 2008 as a result of the combined effect of the conflict between the government and the farm sector in the first semester, a historical drought and a strong drop in the price for grains attributable to the global financial crisis.

Gross profit: Gross profit increased P$326 million, or 84.2%, to P$713 million from P$387 million in 2007, due to improved sales prices for all products. Gross margin on sales rose to 20.5% from 12.6%, mainly due to the increase in styrenics in Argentina and fertilizers.

- Styrenics - Argentina:

Gross profit increased P$105 million, or 81.4%, to P$234 million from P$129 million in 2007, and gross margin on sales rose to 19.5% from 11.6%, as a result of the improvements in sales prices mentioned above.

- Styrenics - Brazil:

Gross profit increased P$68 million, or 30.1%, to P$294 million in 2008 from P$226 million in 2007. Gross margin on sales increased to 17.9% from 15.5%, as a consequence of improved sales prices.

- Fertilizers:

Gross profit increased P$153 million to P$185 million in 2008 from P$32 million in 2007, and gross margin on sales rose to 23.4% from 4.7%, as a result of the combined effect of improved sales prices and reduced costs compared to 2007. Production costs in 2007 were adversely affected by the need to import inputs due to lower availability of inputs derived from gas supply restrictions and the shutdown of the ammonia plant for scheduled maintenance works.

Administrative and selling expenses: Administrative and selling expenses increased P$88 million, or 25.1%, to P$439 million in 2008 from P$351 million. This rise was primarily attributable to higher fees and taxes, derived from higher sales, and to increased costs as a result of inflation, particularly freights.

Other operating income, net: Other operating income, net totaled P$65 million and P$56 million in 2008 and 2007, respectively, mainly attributable to the collection of FUNDOPEM tax benefits.

Gas and Energy

Operating income: Operating income for the Gas and Energy segment increased P$114 million, or 50.5%, to P$340 million in 2008 from P$226 million.

Operating income for this business segment is broken down as follows:

(in million pesos)

Electricity Generation

Operating income: In 2008 operating income for the electricity generation operations increased P$96 million, or 57.8%, to P$262 million from P$166 million.

Net sales: net sales for electricity generation increased P$179 million, or 34.6%, to P$697 million from P$518 million in 2007, due to the combined effect of an 18.6% rise in sales volumes and a 13.4% improvement in average sales prices, boosted by thermal generation.

Net sales attributable to the Genelba Power Plant increased P$143 million, or 32%, to P$589 million from P$446 million, due to the combined effect of a rise in the average sales price and an increase in sales volumes. The average price increased 16% to P$104.6 per MWh in 2008 from P$90.2 per MWh in 2007, primarily due to a higher demand that resulted in energy deliveries by less efficient power plants and, to a lesser extent, contract renewal at higher prices and the recognition, effective November 2008, of higher costs derived from the increase in gas prices. Energy delivered in 2008 grew 13.8% to 5,628 GWh from 4,944 GWh in 2007, during which period scheduled maintenance works were performed. Within this context, the power plant’s availability increased to 92.6% from 84% and the plant factor was 94% and 80% in 2008 and 2007, respectively.

Net sales attributable to Pichi Picún Leufú increased P$36 million, or 50.2%, to P$108 million in 2008 from P$72 million, mainly as a result of increased sales volumes. Energy delivered in 2008 rose 49.2% to 1,159 GWh from 777 GWh, mainly due to the return to normal generation levels that in 2007 recorded historical minimum values due to lower water supply in the Comahue basin. The average sales price was similar in both quarters, P$93.3 per MWh in 2008 and P$92.7 per MWh in 2007.

Gross profit: Gross profit for the electricity business sector increased P$83 million, or 44.6%, to P$269 million in 2008 from P$186 million. Gross margin rose to 38.6% from 35.9%, basically due to higher generation volumes and an improvement in thermal generation prices.

Marketing and Transportation of Gas

Operating income: Operating income for the Marketing and Transportation of Gas operations increased P$24 million to P$37 million from P$13 million in 2007.

Net sales: Sales revenues increased P$63 million, or 7.6%, to P$897 million from P$834 million, mainly due to increased gas sales and increased gas and LPG brokerage services, totaling P$47 million in 2008 and P$12 million in 2007.

Revenues from the sale of gas increased P$34 million, or 6.5%, to P$558 million from P$524 million, due to higher sales volumes, which increased 7.4% to 323.7 million cubic feet per day in 2008 from 301.3 million cubic feet per day in 2007, mainly as a result of a higher demand for gas and increased commitments for the supply of the domestic market.

Revenues from the sale of liquid fuels decreased by P$6 million, or 2%, to P$292 million from P$298 million, due to a 7.2% drop in sales volumes, partially offset by a 5.6% increase in sales prices, as a result of higher international reference prices. Sales volumes fell to 230 thousand tons in 2008 from 248 thousand tons in 2007, mainly due to reduced liquid fuel production in the plants operated by us, as a result of shutdowns for scheduled maintenance works at the two refineries and labor strikes in 2008 second quarter that affected the Condor plant located in the south of the country. Conversely, volumes processed at TGS’s plant located at General Cerri increased compared to 2007. Volumes processed in 2007 were adversely affected by increased regulatory restrictions that, as a consequence of a higher residential demand resulting from low temperatures, derived in reduced gas availability.

Gross profit: Gross profit increased P$43 million, or 79.6%, to P$97 million in 2008 from P$54 million. Gross margin on sales grew to 10.8% from 6.5%, as a result of improved marketing margins.

Administrative and selling expenses: administrative and selling expenses for the Gas and Energy segment increased P$18 million, or 31.6%, to P$75 million in 2008 from P$57 million in 2007, mainly due to increased gas sales.

Other operating income, net: other operating income, net for the Gas and Energy segment totaled P$43 million and P$39 million in 2008 and 2007, respectively, basically due to technical assistance services provided to TGS.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

Equity in earnings of affiliates increased P$129 million to P$305 million from P$176 million in 2007, as a result of improved results of mixed companies in Venezuela, partially offset by reduced results of Refinor and the non-recording of results of Petrobras Bolivia Refinación S.A. and Petroquímica Cuyo S.A.I.C. since our shareholdings in these affiliates were sold in 2007.

The table below shows the Company’s equity in earning of affiliates, subsidiaries and companies under joint control for 2008 and 2007. In addition, the table shows equity in earnings of affiliates excluding the effects of proportional consolidation.

Mixed companies in Venezuela: our equity in the earnings of mixed companies increased to P$290 million in 2008 from P$49 million in 2007, mainly as a result of improved average sales prices, in line with the increase in international reference prices.

Total sales of mixed companies in Venezuela increased 35% compared to 2007, mainly due to a 28% improvement in average sales prices and, to a lesser extent, a 6% increase in sales volumes. Sales for Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A totaled US$1,054 million, US$335 million, US$118 million and US$45 million, respectively. Sales prices per barrel of oil averaged US$73.5, US$83.4, US$80.8 and US$78.1, for each mixed company, respectively. Daily sales volumes in 2008 totaled 39.3 thousand barrels, 11 thousand barrels, 4 thousand barrels and 2.7 thousand barrels for each mixed company, respectively.

Compañía de Inversiones de Energía S.A. (CIESA)/ Transportadora de Gas del Sur S.A. (TGS): Our equity in the earnings of CIESA accounted for a P$20 million loss compared to a P$7 million gain in 2007.

Total sales revenues increased approximately P$162 million, or 13%, to P$1,419 million, mainly as a result of an improvement in revenues from natural gas liquid (“NGL”) production and marketing activities, which increased P$140 million, or 21%, to P$807 million. This improvement was mainly attributable to the combined effect of increased sales prices, in line with the rise in NGL international reference prices, and higher sales volumes, since in 2007 as a result of unusually low temperatures in winter throughout Argentina, TGS had to interrupt production to allow for an increased supply to residential users and power plants.

CIESA’s operating income decreased P$58 million, or 12%, in 2008 to P$431 million, mainly due to the negative impact of higher withholding taxes on NGL exports, as a consequence of the rise in rates resulting from the sliding-scale export tax regime as from the end of 2007.

The effect of the devaluation of the Argentine peso against the US dollar was a net loss of P$169 million compared to P$61 million in 2007.

This effect was partially offset by a gain of P$114 million from early payment of US$95 million of TGS’s financial debt and the reduced interest as a result of the lower level of indebtedness.

Distrilec Inversora S.A. (Distrilec) /Edesur S.A. (Edesur): Our equity in the earnings of Distrilec dropped  P$25 million to P$26 million in 2008 from P$51 million in 2007.

Revenues from services increased P$206 million, or 11.2%, to P$2,048 million in 2008, mainly due to a 7.7% rise in the energy average sales price (including toll), attributable to the implementation of new tariff schedules and, to a lesser extent, a 1.9% growth in electric power demand compared to 2007.

Distrilec’s operating income dropped P$236 million, or 60%, to P$158 million in 2008, mainly due to the fact that operating income for 2007 includes the effects of the implementation of the new tariff schedule to consumptions accrued before 2007 and, to a lesser extent, due to increased administrative and selling expenses during 2008 as a result of the increase in salaries and tariffs and services under contract.

In addition, in 2008 Distrilec recognized a loss of P$31 million for adjustment of fines applied by ENRE, pursuant to the terms of the MOA.

Petrolera Entre Lomas S.A (PELSA): Our equity in the earnings of PELSA declined P$5 million to P$25 million from P$30 million, mainly due to a drop in operating income and, to a lesser extent, exchange losses resulting from increased depreciation of the Argentine peso against the US dollar and higher interest expense as a result of a higher indebtedness to finance investments.

PELSA’s operating income dropped P$20 million, or 8.6%, to P$213 million, as a result of increased production costs due to inflation, higher depreciation resulting from increased investments and the rise in LPG export taxes as from the end of 2007. These negative effects were partially offset by an increase in sales revenues, particularly crude oil, resulting from an 11% improvement in sales prices and a 6% rise in sales volumes.

Refinería del Norte S.A. (Refinor): Our equity in the earnings of Refinor accounted for a loss of P$6 million in 2008, compared to a gain of P$44 million in 2007.

Refinor’s sales dropped P$247 million, or 16.6%, to P$1,238 million from P$1,485 million in 2007, mainly due to the negative impact of the implementation of the sliding-scale export tax regime as from November 2007.

In addition, Refinor recorded a significant loss for holding of raw material and finished product inventories as a result of the significant drop in international reference prices in 2008 fourth quarter, compared to the increase recorded in 2007.

Liquidity and Capital Resources

The prospects for Argentine companies of accessing financial markets are limited in terms of amounts, terms, financial costs and other conditions. The default on the Argentine sovereign debt by the end of 2001 as well as the severe global financial crisis, with the resulting international stock market crash and the insolvency of major financial institutions by the end of 2008 second semester, significantly limit Argentine companies’ access to international financial markets at reasonable cost or under adequate conditions.

Considering the above mentioned limiting factors, we closely monitor liquidity levels in order to secure compliance with our obligations and achievement of our growth objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built.

Pursuant to these strategic guidelines, we seek to:

* Design a capital structure in line with industry standards adaptable to the financial markets in which we operate, by establishing a debt maturity profile consistent with estimated cash generation.

* Gradually reduce indebtedness cost.

Adhering to these guidelines will enable us to treat financial management as a key element in the value-creation process.

Financial management highlights for 2008 fiscal year include:

* Strict compliance with all financial obligations, with a 2% decline in our annual average indebtedness, as measured in US dollars.

* Continued implementation of the Capital Expenditures Plan.

In the short term, the most significant factors generally affecting our cash flow from operating activities are: (1) fluctuations in prices for crude oil, (2) fluctuations in production levels and demand for our products, (3) fluctuations in margins in the Refining and Distribution and Petrochemicals business units, (4) changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls and (5) fluctuations in exchange and interest rates.

In the longer term, our ability to replace oil and gas reserves will affect future production levels and, in turn, cash flow provided by operating activities. Nonetheless, we do not believe that the risks associated with failure or delay of any single project would have a significant impact on our overall liquidity or ability to generate cash flows, since we have a diverse portfolio of development projects and exploration opportunities, which helps to mitigate the risks inherent to oil and gas exploration and production and the associated cash flow provided by operating activities.

Analysis of Liquidity and Capital Resources

Our management analyzes our results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control with third parties. The discussion below, therefore, relates to our liquidity and capital resources, excluding the effects of the proportional consolidation of CIESA and Distrilec, and as a result may not be directly comparable to figures reflected in our financial statements.

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2008 and 2007 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of CIESA and Distrilec. Amounts are stated in millions of pesos.

Cash

As of December 31, 2008 and 2007, cash and cash equivalents were P$1,095 million and P$898 million, respectively.

Our goal is to maintain excess cash primarily in U.S. dollars and in short-term investments in order to ensure adequate liquidity levels. We predominately invest in money market mutual funds and overnight deposits.

Operating activities

Net cash from operations increased P$384, or 29%, to P$1,709 from P$1,325 million in 2007, in line with the improvement in operating income.

Investing activities

Cash used in investing activities dropped P$434 million, or 29.9%, to P$1,016 in 2008 from P$1,450 million in 2007.

In 2008, net capital expenditures decreased P$437 million to P$1,049 million from P$1,486 million in 2007. Capital expenditures increased P$596 million to P$2,488 million. In addition, cash from divestments totaled P$1,439 million and P$406 million, respectively. Sources of funds for 2008 mainly include the sale of the 40% interest in PVIE.

The table below reflects total capital expenditures, net, in millions of pesos:

- Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production segment totaled P$1,833 million and P$1,359 million in 2008 and 2007, respectively. Capital expenditures for 2008 include P$665 million attributable to the acquisition of additional interests in El Tordillo, La Tapera - Puesto Quiroga, Sierra Chata and Parva Negra assets.

In 2008, capital expenditures were mainly focused on improving the basic production curve. Expenditures basically included well drilling, expansion of secondary recovery projects and expansion of surface facilities. In addition, exploration investment – the main driver for reserve replacement and production in the long-term – significantly increased. Investments in Argentina were primarily directed to seismic surveys and drilling. We drilled 12 onshore exploration wells (including 4 extension wells), 3 of which were successful. The consortium operating the CGSJ Marina-1 block in the Golfo San Jorge basin – in which the Company has a 33% interest – drilled the first offshore exploration well, which was abandoned due to high water levels. In addition, 3D seismic surveys were also conducted over 415 km² and 10,500 km of 2D seismic were acquired offshore Argentina. In addition, airborne gravimetry, magnetometry and gradiometry surveys were conducted over 180 thousand km: 160 thousand in the Noreste basin and the rest in Enarsa 3 offshore block.

- Refining and Distribution

Capital expenditures in the Refining and Distribution segment totaled P$235 million and P$141 million in 2008 and 2007, respectively.

In 2008, we continued to perform works in connection with the Refining Master Plan. At the Bahia Blanca Refinery, works in connection with the Refining Quality Adjustment project started, which involves construction of diesel oil and gasoline hydrotreatment plants, in order to meet future fuel quality specifications set by law in terms of sulphur contents. In addition, in 2008 a US$25 million payment was made in connection with the acquisition of a double-hulled vessel. In Distribution, we went forward with selective branding efforts in gas stations that still lacked Petrobras Energía’s iconography.

- Petrochemicals

In the Petrochemicals segment, capital expenditures totaled P$144 million and P$305 million in 2008 and 2007, respectively.

In 2008, our capital expenditures were focused on the construction of Innova new ethylbenzene plant that started operations in September. This plant, with a 540 thousand-ton-per year production capacity, is among the world’s most modern plants in terms of technology, environmental and occupational health concerns.

- Gas and Energy

In Gas and Energy, capital expenditures totaled P$265 million and P$61 million in 2008 and 2007, respectively.

In 2008, works in connection with the new 164 MW Genelba Plus power plant continued at Genelba’s  site. This Project has been approved by the Ministry of Federal Planning, Public Investment and Services and commercial operations are scheduled to start in 2009 second quarter. In addition, construction works started in connection with Ecoenergía 14MW power plant. This plant is located at TGS’s General Cerri complex, in Bahía Blanca, and commercial operations are scheduled to start by the end of 2009.

Financing activities

Net cash used in financing activities totaled P$574 million and P$44 million, in 2008 and 2007, respectively.

We paid long-term debt in the amount of P$11 million and P$1,024 million, in 2008 and 2007, respectively.

* In 2008, Petrobras Energía S.A repaid bank loans and long-term lines of credit in the amount of P$11 million.

* In 2007, we paid at maturity Class G Notes and the Sixth Series under the US$2.5 billon Notes Program in an aggregate amount of P$891 million (U$S283 million). In addition, Petrobras Energía S.A. and Petrobras Energía Perú S.A repaid bank loans and long-term lines of credit in the amount of P$29 million and P$104 million, respectively.

Cash provided by long-term financing totaled P$136 million and P$1,299 million in 2008 and 2007, respectively.

* In 2008, Petrobras Energía S.A. and Innova S.A. received cash provided by bank financing in the amount of P$79 million and P$57 million, respectively.

* In 2007, Petrobras Energía S.A. received P$927 million (U$S300 million) from the issuance of Class S Notes under the US$2.5 billon Notes Program. In addition, Innova S.A. and Petrobras Energía Perú S.A. received cash provided by other bank financing in the amount of P$30 million and P$342 million, respectively.

With respect to our short-term financing, in 2008 we repaid short-term debt in the amount of P$384 million. In 2007, net cash used in short-term financing totaled P$133 million.

In addition, pursuant to the resolutions adopted at the General Shareholders’ Meetings held on March 28, 2008 and March 30, 2007, the Company paid cash dividends in the amount P$315 million and P$186 million in 2008 and 2007, respectively.

Description of Indebtedness

Most of our financial debt and a significant portion of the debt of our main affiliates are denominated in US dollars.

As of December 31, 2008, total indebtedness, excluding the proportional consolidation of CIESA and Distrilec (companies under joint control with third parties) totaled P$6,182 million, of which P$4,317 million was long-term indebtedness. This compares to P$5,925 million as of December 31, 2007, of which P$4,482 was long-term debt. As of December 31, 2008, short-term indebtedness totaled P$1,865 million, of which P$697 million represents the current portion of long-term obligations and P$1,168 million represents short-term indebtedness with financial institutions under loan agreements and foreign trade financing.

As of December 31, 2008, notes in the aggregate principal amount of US$1,119 million were outstanding under the Global Program due May 2008.

At the Petrobras Energía’s General Regular Shareholders’ Meeting held on March 28, 2008, the shareholders approved a new Global Corporate Note Program for a maximum principal amount of US$1.0 billion (or its equivalent in other currencies).  The Program will last five years or the maximum applicable term allowable under future regulations. This Program was authorized by the CNV under Resolution No. 15,947 dated August 7, 2008, under which issuance of Corporate Notes during the 2008-2013 five-year period is authorized.

The following represents our debt maturity profile as of December 31, 2008:

On June 9, 2005, the Argentine Executive Branch issued Decree No. 616/05 requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions.  This deposit must be made in U.S. dollars, have a term of 365 days and be non-interest bearing. In addition, it must be non-transferable, be registered and cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.

This Decree may limit our ability to finance our operations through new intercompany loans or any other kind of foreign financial loans.

Cross Default Provisions

Our notes outstanding as of December 31, 2008 include cross default provisions whereby the Trustee under those notes, if instructed by the noteholders representing at least 25% of the relevant outstanding principal amount, may declare all the amounts owed due and payable if any debt of ours or our significant subsidiaries is not paid when due, provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Energía’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within 30 days after we have been served notice of the default.

As of the date of these financial statements, we are in compliance with all covenants under our loan agreements and corporate notes.

Future capital requirements

We estimate our investments for 2009 at approximately US$380 million.

The Board of Directors proposes the General Regular Shareholders’ Meeting to establish an optional reserve to be known as Reserve for Future Dividends in the aggregate amount of P$380 million, and to delegate to the Board of Directors the determination of the proposed date for distribution of dividends during the period between the admission of Petrobras Energía Participaciones’ shareholders as shareholders of Petrobras Energía (after registration of the Merger of Petrobras Energía and Petrobras Energía Participaciones with the Public Registry of Commerce) and the date of the next Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2009, considering to such effect the course of operations, operating results, investment programs, financial position and funds availability, among other factors deemed relevant to the development of the Company’s business.

We estimate that our capital expenditure requirements, debt payment obligations, dividend payments and working capital will be financed, if approved, by cash from operations and, to a lesser extent, by new debt financings and divestments. Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where we operate.

- Oil and Gas Exploration and Production

Our 2009 investment plan is in line with reserve replacement and production goals, as a crucial step in securing our sustainable growth.

Argentina. Efforts will continue in the Neuquen basin to develop oil reserves through well drilling, and expansion of secondary recovery projects and of relevant surface facilities. In terms of gas production, we expect to carry out well drilling and workover campaigns. Development of El Mangrullo field will continue and we will move forward with implementation of a pilot project focused on low permeability gas reservoirs (non conventional reservoirs) at the Punta Rosada formation in the Rio Neuquen field.  In the Austral basin, investments will be focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline.

In addition, we will go forward with investment plans focused on exploration activities, particularly the CGSJ Marina 1 offshore block, in Golfo de San Jorge basin.

Peru. Drilling activities are scheduled in connection with Lote X and, in terms of exploration, two blocks will be drilled in Lote 58.

- Refining and Distribution

In 2009, investments will focus on operations reliability and production optimization in connection with our refineries, and maintenance of Petrobras’ gas stations network.

- Petrochemicals

At the Puerto General San Martín plant, investments will continue with a focus on reducing variable costs. At the same time, investments will be made in reliability projects and maintenance associated with scheduled shutdowns, in order to achieve increased yield and safety in operating processes.

In the Fertilizers segment, investments will be made in operations reliability and production optimization.

As regards styrenics operations in Brazil, a shutdown for scheduled maintenance works will be performed at the polystyrene and styrene plants.

- Gas & Energy

In 2009, investments will focus on completion of construction works, start up and start of commercial operation of Genelba Plus power plant. We plan to complete construction works at Ecoenergía power plant.

Corporate Governance

Corporate Governance refers to a set of policies, systems, standards and procedures regulating the Company’s management and development. The Corporate Governance best practices provide the adequate framework to support organizational objectives, where the roles and responsibilities of the main players and their interaction are defined, securing the alignment, balance and respect of the interests of all shareholders and any other public involved, employees, clients, suppliers and the community in general.

Ethics in the conduction of business, transparency in the relationship with targets and trustworthiness of the financial information generated by the Company are the main pillars of the management practices on which the Company’s Corporate Governance philosophy is built.

During 2008, efforts continued to consolidate several initiatives implemented as from 2004, aimed at strengthening Corporate Governance good practices:

* The Audit Committee’s performance was consolidated, with a fluent interaction with the different company sectors and a greater involvement with the Company’s business management, in compliance with the rules and regulations applicable in Argentina and USA.

* The mechanisms and procedures for the reporting of irregularities involving accounting and financial issues and conflicts of interest implemented in 2005 allowed informants to report any irregularity to the Audit Committee on a confidential and anonymous basis.

* The Ombudsman’s Office consolidated as a channel to facilitate review and handling of claims, opinions, suggestions, requests and expectations of people directly or indirectly related to the Company.

* Relevant information was disclosed to the market in accordance with the standards and practices established by the Company, being respectful of good market practices and complying with applicable legal requirements.

In addition, the Company, through a team specially formed for such purpose, thoroughly reviewed the recommendations made in General Resolution No.516 (Corporate Governance Code) issued by the CNV and evaluated compliance therewith, and prepared a report to be timely submitted before that regulatory body.

In addition, since 2006 the Holding Company, as a company registered with the US Securities and Exchange Commission (SEC), has obtained certification of the effectiveness of internal controls over financial reporting, in compliance with Section 404 of the Sarbanes-Oxley Law.

The Sarbanes-Oxley Law sets forth specific responsibilities of the Audit Committee, the Company’s Management and its external auditors, adds new reporting requirements for public companies subject to the law and imposes severe personal and institutional penalties for non-compliance with stated regulations. This law aims at strengthening the confidence of investors in the markets on which their securities are listed.

Management and Administration

Board of Directors

Pursuant to Petrobras Energía’s Bylaws, as amended at the Meeting held on January 30, 2009, Petrobras Energía shall be managed by a Board of Directors that formally meets at least once every three months and is composed by nine regular directors who are elected for a three-year term and renewed by thirds each year. The Meeting may appoint a number of alternate members that may be equal to or lower than the number of regular directors in order to fill any vacancy, in the order of their appointment.

Accordingly, the table below sets out the current structure of the Company’s Board of Directors, as approved by Petrobras Energía’s General Regular and Special Shareholders’ Meeting held on January 30, 2009:

In compliance with Resolution No.368 of the National Securities Commission, Cedric Bridger, Roberto Monti and Roberto Fortunati are independent directors, the other directors being non-independent in accordance with such rule.

According to the terms of the Preliminary Merger Agreement signed between Petrobras Energía and Petrobras Energía Participaciones, approved by both companies’ Boards of Directors at the meetings held on September 2, 2008 and by their respective Regular and Special Shareholders’ Meetings held on January 30, 2009, as from the Effective Reorganization Date (January 1, 2009) and until registration of the Definitive Merger Agreement with the Public Registry of Commerce reporting to the Board of Legal Entities and the dissolution without liquidation of Petrobras Energía Participaciones, Petrobras Energía’s Board of Directors took over the management and representation of Petrobras Energía Participaciones exercising the same powers timely granted to that company’s Board members, who were suspended from office.

Compensation

Compensation of the Board of Directors’ members is determined at the Regular Shareholders’ Meeting in compliance with the Business Associations Law. The maximum amount of compensation the Board of Directors’ members may receive, including salaries and any other form of compensation for the performance of permanent technical and administrative functions, may not exceed 25% of the Company’s profits. This amount will be 5% in the event no dividends are distributed to the shareholders and will be increased pro rata on the basis of the dividend distribution up to the 25% cap when all profits are distributed. In the event one or more directors serve as members of a special committee or perform technical and administrative functions and profits are reduced or non-existent and consequently the preset limits need to be exceeded, compensations in excess of the limit may only be paid with the prior express approval by shareholders at the Regular Shareholders’ Meeting.

Executive Officers

The table below sets out the names and positions of Petrobras Energía’s executive officers:

(*) Carlos Alberto da Costa serves as Director of Oil and Gas Exploration and Production since January 1, 2009.

Compensation

At Petrobras Energía, the compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Energía S.A.’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to the Company’s staff, such as life insurance, health care plan, meal allowance and supplementary pension plan.

Decision-making and Internal Control System

Petrobras Energía S.A.’s operations are divided into Business Units which are, in turn, supported by a Corporate Center.

As far as decision-making is concerned, Petrobras Energía is managed by an Executive Committee composed of seven members: the Chief Executive Officer, the Chief Financial Officer, four Business Unit Directors (Oil and Gas Exploration and Production, Refining and Petrochemicals, Gas and Energy and Commercial Downstream) and the Director of Corporate Services.

Operations are managed through standardized processes that facilitate and secure coordination among the different Company areas. Delegation of authority is encouraged for the purpose of promoting agile and efficient responses to activities. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company’s Internal Control system is supported by the policies established by the Executive Committee and by systems and procedures operated by competent staff.  This Internal Control system is designed to ensure achievement of the Company’s objectives, securing efficiency of operations, reliability of financial reporting and compliance with applicable laws, rules and policies in general.

Petrobras Energía, together with Petrobras, has been working on an International Integration Process Program -ProAni-, aimed at generating a single management model for Petrobras’ international area. As a result, throughout 2008 the Company has implemented changes and significant improvements to its processes and controls, including its information system.

Audit Committee

Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree No. 677/2001, Argentine public companies must have an Audit Committee composed at least of three members of the Board of Directors. On May 21, 2003, the Company’s Board approved the implementation process provided under General Resolution No. 400/02 issued by the CNV. This Regulation also established that the implementation and operation of the Audit Committee shall be stated in the Company’s internal regulations or bylaws.

In compliance with the above regulations, on March 19, 2004 the Regular Shareholders’ Meeting approved the addition of a section to our bylaws regarding the structure and operation of the Audit Committee.

The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its responsibilities to investors, the market and others in matters relating to (1) the integrity of the financial statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the independent external auditor who will act as attesting accountant (the “Independent Auditor”), and (4) the internal audit and the Independent Auditor’s performance.

The Audit Committee is composed of three regular directors and an equal or lower number of alternate members who are appointed by the Board from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members or at least the majority of its members, as determined by the Board, will be independent, under the standards provided for in the regulations of the SEC and NYSE (provided such regulations are applicable to non-US issuers and taking into account all the exceptions therein stated), while under the CNV regulations the majority of its members will be independent.

Since pursuant to the terms and conditions of the Preliminary Merger Agreement Petrobras Energía will take all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange through an American Depositary Shares program, under the same conditions governing Petrobras Energía Participaciones’ shares at present, thus being subject to the NYSE and the Securities and Exchange Commission regulations, at the Meeting held on December 16, 2008 Petrobras Energía’s Board of Directors decided to replace the non independent member of the Audit Committee, Daniel Lima de Oliveira, with an independent member, Cedric Bridger, the Committee being thus fully composed of independent Directors. Consequently, the Audit Committee is composed of Cedric Bridger, Roberto Monti and Roberto Fortunati as regular director and Alejandro Poletto as alternate member.

The Audit Committee works out an annual action plan for each fiscal year to be reported to the Board of Directors and the Statutory Syndic Committee. The Directors, members of the Statutory Syndic Committee, managers and independent auditors will be bound, at the Audit Committee’s request, to attend the Committee’s meetings, assist the Committee and provide it with any information available to them. The Audit Committee will have access to the information and documentation deemed necessary for the fulfillment of its functions. For the proper performance of its duties, the Committee may hire, on the Company’s account, advisory services of a counsel and other independent professionals on the basis of a budget previously approved at the Shareholders’ Meeting.

The Audit Committee has the following powers and responsibilities:

a) To supervise the performance of the internal control and of the administrative and accounting systems, as well as the trustworthiness of the latter and of all the financial information and of other relevant events to be reported to the CNV and to self-regulatory entities in compliance with the applicable reporting requirements.

b) To establish and supervise the implementation of procedures for the reception, documentation, treatment and tracking of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

c) To issue founded opinions with respect to transactions with related parties as required by applicable law. To issue founded opinions whenever a conflict of interest exists or may arise and to communicate these opinions to self-regulatory entities as required by the CNV.

d) To provide the market with complete information with respect to transactions where members of the corporate bodies and/or controlling shareholders of ours have conflicts of interest.

e) To issue an opinion regarding the reasonableness of the compensation and stock option plans proposed by the Board of Directors at the Shareholders’ meetings.

f) To issue an opinion regarding the compliance with legal requirements and the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

g) To issue at least at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.

h) To issue an opinion at the Shareholders’ Meeting on the proposal submitted by the Board for the appointment (or revocation) of the independent Auditor.

i) To evaluate the qualifications and independence of the external auditor.

j) To issue and maintain pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the independent Auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

k) To evaluate the quality of, and the main changes to, the Company’s accounting standards.

Compensation Committee

For a better supervision of salary and compensation programs, the Board of Directors of Petrobras Energía created a Compensation Committee at a Meeting held on October 6, 2006. The main purpose of this Committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee approves matters relating to compensation policies, including variable compensation practices. The Committee, composed of Directors Roberto Monti, José Fernando de Freitas and Decio Fabricio Oddone da Costa, must report to the Board of Directors at least semiannually.

Statutory Syndic Committee

The Company has a Statutory Syndic Committee comprised of three members and three alternate members.  The table below sets out the name of each member of the Statutory Syndic Committee, approved by Petrobras Energía’s Regular Shareholders’ Meeting held on March 28, 2008.

The regular and alternate members of the Statutory Syndic Committee are elected by the shareholders at the General Shareholders’ Meeting to serve for a renewable term of one year.  The primary responsibilities of the Statutory Syndic Committee are to monitor Management’s compliance with the Business Associations Law, the Company’s bylaws and the shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (i) attending Board of Directors’ and shareholders’ meetings, (ii) calling Special Shareholders’ Meetings when deemed necessary or when required by shareholders, in accordance with the Business Associations Law, (iii) submitting a report on the Board of Directors’ reports and the Company’s annual financial statements at regular shareholders’ meetings, and (iv) investigating written complaints from shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee shall not be involved in the control of the Management’s performance and, accordingly, shall not evaluate the business criterion and decisions made on issues of administration, financing, selling and production, as these issues fall within the exclusive responsibility of the Board of Directors.

Dividends

Pursuant to the Business Associations Law, the Company may only pay dividends to shareholders from the retained earnings reflected in its approved annual audited financial statements.  While the Company’s Board of Directors may declare interim dividends, each member of the Board of Directors and of the Statutory Syndic Committee will be jointly and severally liable for any payments made in excess of retained earnings at year-end. The declaration, amount and payment of dividends to shareholders are subject to approval by the Regular Shareholders’ Meeting. Under the Company’s bylaws, net income shall be allocated as follows: a) 5% to a legal reserve, until it equals 20% of the outstanding capital; b) up to 1.5% to the Company’s Pension Fund and at the Board proposal; c) compensation of the members of the Board of Directors and Statutory Syndic Committee; d) dividends on preferred stock (with priority to unpaid cumulative dividends) and e)  dividends on common stock or to a voluntary reserve, or to a new account, or as otherwise determined by the Shareholders’ Meeting. Dividends shall be paid within the year of their declaration and distributed pro rata to the number of common shares held by each shareholder.

Under Law No.25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a thirty-five percent income tax withholding, as single and definitive payment.  For this purpose, taxable income is deemed to be that resulting from adding up to income as determined under the general provisions of the Income Tax Law, dividends or income obtained from other corporations not considered in the computation of said income for the same tax period or periods.

Summarized Balance Sheet and Income Statement Structure

Listed Price of Company’s Shares

Statistical Data

The information below for fiscal year ended December 31, 2004 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A., and EG3 S.A. into Petrobras Energía.

Board of Directors’ Proposal

Retained earnings as of December 31, 2008 shall be allocated as follows: (in millions of pesos)

The Board of Directors proposes the General Regular Shareholders’ Meeting to establish an optional reserve to be known as Reserve for Future Dividends in the aggregate amount of P$380 million, and to delegate to the Board of Directors the determination of the proposed date for distribution of dividends during the period elapsing between the incorporation of Petrobras Energía Participaciones’ shareholders as shareholders of Petrobras Energía (after registration of the Merger of Petrobras Energía and Petrobras Energía Participaciones with the Public Registry of Commerce) and the date of the next Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2009, considering to such effect of operations, operatives results, investment programs, financial and funds availability position, among other factors deemed relevant to the development of the Company’s business.

José Fernando de Freitas

President

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEETS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.

Business of the Company

2.

Basis of presentation

a) Basis of consolidation

b) Foreign currency translation

c) Consideration of the effects of inflation

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

e) Financial statements used

f) Changes in professional accounting standards

3.

Accounting standards

4.

Valuation methods

a)

Accounts denominated in foreign currency:

b)

Trade receivables and accounts payable:

c)

Inventories:

d)

Investments:

e)

Financial receivables and payables:

f)

Other receivables and payables:

g)

Property, plant and equipment:

h)

Environmental costs:

i)

Income tax, minimum presumed income tax, withholdings on exports of hydrocarbons and hydroelectric royalties:

j)

Labor costs liabilities:

k)

Contingencies:

l)

Basic/diluted earnings per share:

m)

Shareholders – equity accounts:

n)

Revenue recognition:

o)

Changes in presentation criteria:

p)

Accounting for derivative financial instruments

5.

Oil and gas areas and participation in joint ventures

Investment commitments

Asset retirement obligations

Suspended well costs

Oil and gas reserves

Changes in oil and gas areas and participation in joint ventures

Operations in Ecuador

Amendment to Ecuador’s Hydrocarbons Law

Operations in Venezuela

6.

Credit risk

7.

Inventories

8.

Investments, equity in earnings of affiliates and dividends collected

a)

Investments

b)

Equity in earnings of affiliates

c)

Dividends collected

I.

Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

II.

Tariff situation of the public utility companies

III.

Equity interest sales

9.

Financing

I.

Global Programs of nonconvertible bonds

II.

Cross default clauses

III.

Edesur indebtedness

IV .  CIESA and TGS indebtedness

V.

Detail of long-term debt

10.

Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

11.

Current and deferred income tax

12.

Contingencies, allowances and environmental matters

a) Environmental matters

b) Other issues

13.

Capital stock

14.

Other receivables, other liabilities, other operating expenses, net, other (expenses) income, net and supplemental cash flow information

15.

Social benefits and other payroll benefits

a) Defined contribution plan

b) Defined benefit plan

c) Stock option plan

16.

Balances and transactions with related companies

17.

Business segments and geographic consolidated information

18.

Controlling Group

19.

Subsequent events

20.

Other consolidated information

a)

Property, plant and equipment as of December 31, 2008, 2007 and 2006

b)

Equity in affiliates as of December 31, 2008, 2007 and 2006

c)

Cost of sales for the years ended December 31, 2008, 2007 and 2006

d)

Foreign currency assets and liabilities as of December 31, 2008, 2007 and 2006

e)

Detail of expenses for the years ended December 31, 2008, 2007 and 2006

f)

Information about ownership in subsidiaries and affiliates as of December 31, 2008

g)

Oil and gas areas and participation in joint-ventures as of December 31, 2008

h)

Combined joint-ventures and consortium assets and liabilities as of December 31, 2008, 2007 and 2006 and statements of income for the years then ended

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008, 2007 AND  2006

(Stated in millions of Argentine pesos)

2008	2007	2006
CURRENT ASSETS			
Cash	492	98	86
Investments (Note 8.a)	1,030	1,132	1,512
Trade receivables	1,635	1,605	1,438
Other receivables (Note 15.a)	1,593	2,658	1,226
Inventories (Note 7)	1,536	996	843
Other assets	5	-	1
Total current assets	6,291	6,489	5,106
NON-CURRENT ASSETS			
Trade receivables	154	228	124
Other receivables (Note 15.a)	522	657	691
Inventories (Note 7)	95	100	81
Investments (Note 8.a)	3,477	3,270	3,630
Property, plant and equipment (Note 21.a)	12,556	10,609	10,838
Other assets	35	41	41
Total non-current assets	16,839	14,905	15,405
Total assets	23,130	21,394	20,511
CURRENT LIABILITIES			
Accounts payable	1,873	1,728	1,475
Short-term debt (Note 9)	2,445	1,922	2,646
Payroll and social security taxes	351	261	276
Taxes payable	454	274	360
Reserves (Note 12)	125	124	95
Other liabilities (Note 15.b)	530	305	214
Total current liabilities	5,778	4,614	5,066
NON-CURRENT LIABILITIES			
Accounts payable	136	179	143
Long-term debt (Note 9)	5,152	5,430	4,716
Payroll and social security taxes	66	60	36
Taxes payable	1,508	1,428	1,492
Reserves (Note 12)	119	86	85
Other liabilities (Note 15.b)	494	307	366
Total non-current liabilities	7,475	7,490	6,838
Total liabilities	13,253	12,104	11,904
MINORITY INTEREST IN SUBSIDIARIES	930	860	771
SHAREHOLDERS' EQUITY	8,947	8,430	7,836
	23,130	21,394	20,511

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007AND 2006

 (Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Stated in millions of Argentine pesos)

2008	2007	2006
Cash provided by (used in) operations:			
Net income	776	762	1,416
Reconciliation to net cash provided by (used in) operating activities:			
Minority interest in subsidiaries	73	92	83
Equity in earnings of affiliates	(305)	(176)	(219)
Financial income and holding gains, net	215	51	(24)
Depreciation of property, plant and equipment	1,260	1,217	1,121
Impairment of unproved oil and gas wells	42	45	78
Disposal of property, plant and equipment	-	17	15
Gain from the sale of equity interest investments	-	(1,137)	-
Net impairment of assests	33	1,014	6
Loss on return of Block 31	31	-	-
Sale of oil and gas areas	28	(62)	(85)
Seniat Claim - Venezuela	-	-	18
Reversal of the allowance for impairment of investments	-	(5)	(39)
Income tax expense	529	494	465
Income tax paid	(109)	(167)	(16)
Accrued interest	455	516	584
Interest paid	(457)	(519)	(491)
Edesur - Memorandum of agreement	-	(85)	-
Other	(24)	(2)	37
Changes in assets and liabilities:			
Trade receivables	78	(227)	150
Other receivables	(106)	114	(277)
Inventories	(596)	(271)	(136)
Other assets	5	6	8
Accounts payable	7	52	130
Payroll and social security taxes	75	13	110
Taxes payable	(255)	(179)	(175)
Dividends collected	150	264	116
Other liabilities	250	26	9
Net cash provided by operations	2,155	1,853	2,884
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(2,739)	(2,124)	(2,175)
Sale of property, plant and equipment, interests in companies and oil and gas areas	1,440	406	124
Net decrease in investments other than cash and cash equivalents	46	31	49
Contributions and advances to unconsolidated affiliates	(2)	(6)	(27)
Other	3	(4)	-
Net cash used in investing activities	(1,252)	(1,697)	(2,029)
Cash provided by (used in) financing activities:			
Net decrease in short term debt	(475)	(179)	(6)
Increase in long-term debt	136	2,095	300
Payments of long-term debt	(19)	(2,094)	(589)
Cash dividends paid	(322)	(186)	-
Net cash used in financing activities	(680)	(364)	(295)
Effect of exchange rate change on cash	81	25	-
Increase (decrease) in cash	304	(183)	560
Cash and cash equivalents at the beginning of the year (a)	1,167	1,350	790
Cash and cash equivalents at the end of the year (a) (See Note 15.e)	1,471	1,167	1,350

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three months or less and those with higher terms and prepayment clauses

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGIA S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts stated in millions of Argentine pesos)

1. Business of the Company

a. The Company operations

Petrobras Energía S.A. (hereinafter “Petrobras Energía” or “the Company”) is an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. It has businesses in Argentina, Bolivia, Brasil, Ecuador, Perú, Venezuela, México and Colombia.

b. Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.

On September 2, 2008, the Boards of Directors of Petrobras Energía and of Petrobras Energía Participaciones (hereinafter “Petrobras Energía Participaciones”, “PEPSA” or “the Company”) approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA will merge into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. Petrobras Energía will assume, by universal succession, all of the assets and liabilities, and will succeed to all of the rights and obligations of PEPSA.  The reorganization would be effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of Petrobras Energía Participaciones, PESA’s Board of Directors will take over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.

The Special Shareholders´ Meetings of Petrobras Energía and Petrobras Energía Participaciones held on January 30, 2009 approved the merger of both companies.

As a result of the corporate reorganization, after the registration of the merger with the Public Registry of Commerce, each shareholder of Petrobras Energía Participaciones will receive 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of Petrobras Energía Participaciones. Following this exchange, Petrobras Energía’s capital stock will increase by P$765,435,847, through the issuance of the same number of Class B book-entry common shares, which will be fully admitted to the public offering regime in Argentina and delivered to Petrobras Energía Participaciones’s shareholders in exchange for their shares in Petrobras Energía Participaciones. Once the capital increase is effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing Petrobras Energía Participaciones’s main asset holding will be cancelled, respecting the principle of equality among shareholders.

Petrobras Energía will take all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange under the American Depositary Shares program, in the same conditions to which Petrobras Energía Participaciones’ shares are currently subject.

2. Basis of presentation

Petrobras Energía’s consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The differences between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía has consolidated line by line its financial statements with those of the companies in which exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. Under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“Ciesa”) and as from December 31, 2007, Petrobras de Valores Internacional de España S.L. (PVIE).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

Considering that the sale of the 40% equity interest in PVIE was performed in December 2007 (Note 8.III), the consolidated statements of income and cash flows for the year ended December 31, 2007 and 2006 presented for comparative purposes show the participation in PVIE according to the procedure indicated for the consolidation of controlled companies.

The information about the companies in which the Company exercises control, joint control and significant influence are disclosed in Note 21.f).

b) Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

* Assets and liabilities stated at fair value are converted at the closing exchange rate.

* Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gain (losses)”.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income”.

Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.m).

c) Consideration of the effects of inflation

The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General
Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.

On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003.  This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through
Resolution N° 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company’s financial position.

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of December 31, 2008, 2007 and 2006, or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.

f) Changes in professional accounting standards

On August 10, 2005 the CPCECABA approved the Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which were effective for years beginning as from January 1, 2006.

The effects of these changes on the shareholders´equity as of December 31, 2005 are described below:

(i)  In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.

(ii)  The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred tax liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company’s Management opted to book this effect in order to be consistent with the International Financial Reporting Standards (IFRS).

(iii) The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as an item between liabilities and shareholders' equity ("mezzanine account") and, instead, are disclosed in the shareholders' equity.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a)

The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.c).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at each balance sheet date.

The summary of accounts denominated in foreign currency is presented in Note 21.d).

b) Trade receivables and accounts payable:

Trade receivables and accounts payable have been recognized based on cash prices at the time of each transaction, plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.

The total amount of receivables is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

c) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.c).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy activities: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

d) Investments:

Publicly traded Government Securities: at market value at each balance sheet date. Any gain or loss due to market fluctuations is reflected in the “Financial income (expenses) and holding gains (losses)” account.

Certificates of deposit and loans granted to partners and to affiliates in which significance influence is exercised: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at each balance sheet date.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of December 31, 2008, 2007 and 2006 or the best available financial information, adapted to an equal period of time.

For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.

Investments are stated at recoverable value if such value is exceeded using the equity method.

Interest in affiliates in which the Company does not exercise significant influence: at acquisition cost restated according to Note 2.c).

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

 f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are stated at nominal value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The cost of Transportadora de Gas del Sur S.A. ‘s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.c).

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.

The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent years, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company’s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimation of future costs, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

i) Income tax, minimum presumed income tax, withholdings on exports of hydrocarbons and hydroelectric royalties:

The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.

To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

The deferred tax assets and liabilities have been valued at their nominal value.

Prevailing income tax rates at year end in Argentina, Venezuela, Brasil, Perú, Ecuador, Bolivia, Austria, Colombia and España are 35%, 50%, 34%, 30%, 36.25%, 25%, 25%, 33% and 35%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the year's taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax asset has been valued at its discounted value.

For the operation of Pichi Picún Leufú Hydroelectric Complex, since 2002 the Company pays hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years since March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the authorities will proceed to determine the applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

Previously, the withholding rate was 5% for refined products and 20% for LPG, and a special regime was applied on crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$ 32 and contemplating increasing rates ranging between 3% and 20% when the price per barrel ranged between US$ 32.01 and US$ 45, with a cap set at 45% when the price exceeded US$ 45.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

j) Labor costs liabilities:

Labor costs liabilities are accrued in the years in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.

k) Contingencies:

Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Movements of reserves are disclosed in Note 12.

l) Basic/diluted earnings per share:

Earnings per share for the years ended December 31, 2008, 2007 and 2006 was calculated on the basis of shares outstanding during each year. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

m) Shareholders – equity accounts:

The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.

The account “Treasury stock” relates to shares of PEPSA owned by the Company, and is deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class B shares for a face value of P$1, with a cost and book value of 33 and a listed price of 21.

The “Deferred income” account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of foreign operations, net of the exchange differences from the Company’s liabilities denominated in foreign currency designated as hedge for the net foreign investment.

n) Revenue recognition:

Revenues from the sale of crude oil, natural gas and petroleum, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2008, 2007 and 2006 gas imbalance liabilities were 6, 5 and 5, respectively, attributable to 135, 118 and 124 million cubic meters, respectively.

Revenues from natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when the services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to year end. Services accrued and not billed as of year end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

o) Changes in presentation criteria:

For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior periods in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.

p) Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred income” in the “Shareholders´ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred income” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statement of income in the case of (c).

As of December 31, 2008 and 2007 the Company does not hold any derivative instruments. As of December 31, 2006, the Company made forward sales of US dollars in exchange for Argentine pesos, the face value of effective contracts amounted to US$ 18 million, at the average exchange rate of 3.26 Argentine pesos per US dollar.

5. Oil and gas areas and participation in joint ventures

As of December 31, 2008, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 21.g). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 21.h).

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties, or from the product prices prevailing in the domestic market in case the product is subject to industrialization processes.

In Perú, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of December 31, 2008 was 18.7%. Production of natural gas is subject to a fixed royalty of 24.5%.

In Ecuador, production agreements relating to Block 18 provide for the free availability of the crude oil output and a working interest in favor of the Ecuadorian State of 40% and 60% in Pata and Palo Azul fields, respectively. In addition, under the Tax Equity Law, the Ecuadorian State will receive 70% of the revenues when prices exceed the base price of US$45.43 per barrel.

In Venezuela, mixed companies (see Operations in Venezuela) are subject to royalty payments of 33.33% and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.

In December 2008, the Company executed a Memorandum of Agreement for a ten-year extension of the production concessions Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda, all of them located in the province of Neuquén, with a related payment of 56.

Petrobras Energía’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann, Río Colorado and Río Atuel, the Company maintains investment commitments for approximately
US$ 58 million, which mainly include the execution of seismic surveys and exploratory wells perforation.

In Colombia, the Company has a 30% interest in the consortium Tibú, which has committed investments for
US$ 13 million up to December 2009.

Asset retirement obligations

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2008, 2007 and 2006.

Suspended well costs

The following table provides the year end balances and activity for suspended exploratory well costs.

Oil and gas reserves (INFORMATION NOT COVERED BY THE AUDITORS REPORT)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area, of subsidiaries and companies under joint control or related companies as of December 31, 2008.

The Company estimates its reserves at least once a year. The Company's reserves estimation as of December 31, 2008 and 2007, was audited by DeGolyer and MacNaughton and as of December 31, 2006, was audited by Gaffney, Cline & Associates Inc. The technical revision covered approximately 70%, 71% and 93%, respectively, of the Company’s estimated reserves.

Changes in oil and gas areas and participation in joint ventures

On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved the preliminary agreement entered into with Teikoku Oil Co. Ltd. in January 2005, whereby the Company assigned 40% of its rights and obligations under the Block 18 Participation Agreement to Teikoku Oil Co. Ltd.  On October 24, 2008, Petroecuador incorporated Teikoku Oil Ecuador, a subsidiary of Teikoku Oil Co. Ltd, as a partner in Block 18 agreements. On October 27, 2008, Petroecuador registered the Assignment Agreement with the National Hydrocarbons Board. As of the date of these financial statements, the parties are negotiating the final economic terms of the respective assignment agreements.  During the year ended December 31, 2008 the Company recognized a loss estimated at 28 derived from this transaction in “Other (expenses) income, net” (Note 15.d)

In February 2007, Petrobras Energía through its subsidiary Petrobras Bolivia Internacional S.A. acquired from ConocoPhillips, its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of the company Burlington Resources Argentina Holdings Limited, indirect holder of such interest. The acquisition cost was agreed in US$ 77.6 million plus adjustments based in the working capital variations as of the agreement date. The applicable regulatory authorities approved this transaction in September 2008, and it was recorded at that moment.

In March 2008, once all the formalities concerning regulatory matters were completed, the Company acquired from Energy Development Corporation (Argentina), Inc. Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera – Puesto Quiroga areas paying US$117.5 million.

In December 2008 the Company entered into a joint undertaking agreement with Repsol-YPF for the exploration of CGSJ Marina-1 block in the Golfo San Jorge basin for a 33% interest. In addition, the Company entered into a joint undertaking agreement with Repsol YPF and Pan American for the exploration of CAA-40 and CAA-46 exploration blocks in the Malvinas basin for a 33% interest.

In November 2007, the Company sold 76.15% of its rights and obligations in the Bajada del Palo area. As a result of this transaction the Company recognized a gain of 62 in “Other (expenses) income, net” (Note 15.d).

In October 2006 Petrobras Energía sold 100% of its rights and obligations in Refugio Tupungato and Ataminsqui concession areas. As a result of this transaction, the Company recognized a gain of 85 in “Other (expenses) income, net” (Note 15.d).

Operations in Ecuador

Amendatory Agreements relating to Block 18 Participation Agreement

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador, Petroecuador and others entered into the Amendatory Agreements which, among other things, will govern the operation of Block 18 for one year as from that date. During that period, negotiations will be conducted to determine whether such agreements will be converted into a new contractual modality. Under these Amendatory Agreements, the Ecuadorian Government’s share in Pata and Palo Azul fields’ production increased to 40% and 60%, respectively. In addition, the Tax Equity Law becomes applicable upon the execution of the mentioned agreements.

Amendment to Ecuador’s Hydrocarbons Law

In April 2006, Ecuadorian authorities approved the Amendment to the Hydrocarbons Law (Law No. 42/2006), which recognizes at least a 50% increment of extraordinary revenues in favor of the State, generated from the increases in crude's Ecuadorian oil price (average monthly price in cash of FOB sales) in comparison with their respective average monthly sales, with the corresponding agreement approval, in constant price of the settlement month.

On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law No.42/2006, whereby as from that date the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.

Since the approval of Law No. 42/2006, EcuadorTLC S.A. and Petroecuador adopted significant opposing interpretations as to its applicability and scope in connection with the Palo Azul operating agreement in which Ecuador’s share in extraordinary revenues resulting from any increase in crude oil prices was already established. In the Company’s opinion, the application of the law according to Petroecuador's interpretation was confiscatory in respect of the investment and put its economic viability at risk. As from January 2008 EcuadorTLC S.A did not make any payments of royalties as calculated by Petroecuador under Law No. 42/2006.

Following the negotiations conducted with the Ecuadorian Government, which resulted in the execution of the Amendatory Agreements for Block 18, and considering the Attorney General’s opinion, the parties reached an agreement on the scope of Law 42/2006. Under this agreement, EcuadorTLC S.A. made a payment of US$44 million, which is to be considered as the settlement of any differences that may arise from the application of the foregoing law until the execution date of the above amendatory agreements, at which date the Tax Equity Law became applicable.

Recoverability of investments

As from 2006, and with special emphasis during 2007, the Ecuadorian Government implemented major tax and regulatory amendments, which particularly focused on the hydrocarbons industry. The Law No. 42/2006 is among them.

The combination of these changes have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, in the year ended December 31, 2007, the Company recorded an impairment allowance of 759 to write the book value of Ecuador’s assets down to their probable recoverable value. In estimating the related recoverable value, the Company included the impact of the estimated net deficit of production from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.

Block 31

On December 31, 2008, Petrobras Energía Ecuador and Petroecuador executed the Termination Agreement relating to Block 31 Participation Agreement for the return of Block 31 to the Ecuadorian State. As a result, the Company recognized a loss of 31 in “Other (expenses) income, net” (Note 15.d).

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

The Company has executed an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of December 31, 2008 such rate amounted to US$ 2.075 per barrel.

The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used, is recorded in the “Other operating expenses, net” line (Note 15.c).

The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the volume of crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the Company’s reserves and on the estimated graduality for its development. For the purpose of mitigating the excess capacity contracted, the Company periodically negotiates committed transportation capacity volumes. On December 31, 2008, the Company and Petroecuador entered into an “Agreement for the utilization of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados”, under which the Ecuadorian State undertook the commitment that the transportation as from January 1, 2009 of its  crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, as of December 31, 2008, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012 and 16,000 barrels per day during the two years starting in May 2006). The impact of the net production deficit is considered for the purpose of analyzing the recoverability of the assets in Ecuador.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of December 31, 2008 the Company issued letters of credit for a total amount of about US$100 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed from 1992 through 1997 by PDVSA’s affiliates with oil companies, including the agreements signed with Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the Oritupano Leona, La Concepción, Acema and Mata production areas. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies, in which the Venezuelan Government would hold a share of over 50% through PDVSA.

In August 2006, the conversion operating agreements were signed. These agreements provided for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government. As a consequence of the foregoing, the direct and indirect equity interest of Petrobras Energía in the mixed companies operating the areas Oritupano Leona, La Concepción, Acema and Mata (Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. y Petrokariña S.A., respectively) amount to 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since the requirements for the recognition of such credit had been met, as of December 31, 2006, the Company recognized the related receivable at its estimated recoverable value, which amounted to 180.

In accordance with the corporate and governance structure established for the mixed companies, as from April 1, 2006, the Company discontinued the consolidation of assets, liabilities, income and cash flows of the Venezuelan operations on a line by line basis. Accordingly, the Company’s interest in the shareholders’ equity and related net income are now presented as a long term investment and equity in earnings of subsidiaries, respectively.

The new operating conditions prevailing as from the conversion of the operating agreements had an adverse impact on the recoverable value of the Company’s assets in Venezuela. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As a result of the changes in the foregoing variables, in the years ended December 31, 2008, 2007 and 2006, the Company recorded writedowns of 154, 33 and 186, respectively related to its assets in Venezuela.

In addition, since projects for the use of the credit recognized by CVP had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, as of December 31, 2007 the Company wrote down the carrying value of the credit to zero resulting in an impairment charge.

As of December 31, 2008, 2007 and 2006, the carrying value of the Company’s direct and indirect interest in the mixed companies, net of writedown allowances, amounts to 2,751, 2564 and 2,633, respectively.

6. Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories

The breakdown of current and non-current inventories is as follows:

8. Investments, equity in earnings of affiliates and dividends collected

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Petrobras Enegía, through Petrobras Finance Bermudas and Petrobras Electricidad de Argentina S.A (“PEDASA”) holds an indirect shareholding of 48.50% in Distrilec.

Distrilec is able to change its equity interest and sell its shares in Edesur S.A. (“Edesur”) only with the approval of ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

b) CIESA:

Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

II. Tariff situation of the public utility companies

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of such companies, as well as their ability to comply with certain loan agreement clauses.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services. UNIREN took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

On October 9, 2008, after UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system devised under the same agreement. The tariff increase will become effective after the ratification of the provisional agreement by the Argentine Executive Branch. This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of  the transportation license to be entered into with the National Government. In this respect, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase), aimed at renegotiating the license terms and starting an overall tariff review process. As of the date of these financial statements, TGS is evaluating such proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the date the Economic Emergency Law expires. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the future actions.

In December 2008, the Law No. 26,456 was issued, which extended the public works and services renegotiation term to December 2009.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement.

The document established that as from the execution of the letter of understanding through June 30, 2006, a complete rate review would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec’s ability to modify its equity interest or sell its shares in Edesur. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007.

As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.

Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

As of December 31, 2008 the book value of the equity interests in CIESA and in Distrilec amounted to 198 and 585, respectively (net of adjustments of (216) and (82) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 43 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2007 the book value of the equity interests in CIESA and in Distrilec amounted to 218 and 560, respectively (net of adjustments of (227) and (90) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 50 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2006 the book value of the equity interests in CIESA and in Distrilec amounted to 210 and 509, respectively (net of adjustments of (239) and (104) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 50 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2008, 2007 and 2006, the valuation of CIESA includes 110 from the transfer to Enron of its interest in TGS.

The book value of these interests does not exceed their recoverable value.

III. Equity interest sales

- Hidroneuquén S.A.

On January 17, 2007, Petrobras Energía entered into a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The stock purchase price provided under the terms and conditions of the agreement was US$ 15 million, implying a gain of 23, recorded in “Other (expenses) income, net” (Note 15.d).

- Petrobras Bolivia Refinación S.A.

In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus establishing what it calls "the nationalization of oil and gas" of the country.

The abovementioned decree also provided that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provided, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinación S.A.

Within this framework, on June 25, 2007, Petrobras Energía S.A. through its subsidiary Petrobras Energía Internacional S.A. signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$ 55 million, resulting a gain of 44 recorded in “Other (expenses) income, net”
(Note 15.d).

- Compañía Inversora en Transmisión Eléctrica S.A. (Citelec)

In compliance with the commitment to divest Citelec assumed by Petrobras Energía upon the approval - on July 19, 2007- by the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of the shares representing the majority of the capital stock of Petrobras Energía Participaciones, Petrobras Energía entered into an agreement to transfer its 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A. on a 50/50% basis. In December 2007 the pertinent approvals were granted by the regulatory agencies and authorities and all other terms and conditions to which the transaction was subordinated were fulfilled.

The sale was carried out at a price of US$ 54 million and did not result in any significant profit and loss effects.

As of December 31, 2006, the equity interest in Citelec, net of an impairment allowance of 35, was carried at 167, including (86) for adjustments made to conform to the Company’s valuation methods.

- Yacylec S.A.(Yacylec)

On July 19, 2007, Petrobras Energía signed with Electroingeniería S.A. a stock purchase agreement for the sale of its 22.22% equity interest in Yacylec, which was approved by ENRE in December 2007. The sale was performed at a fixed price of US$ 6 million, giving rise to a gain included in “Other (expenses) income, net” of 16 (Note 15.d).

- Petroquímica Cuyo S.A.I.C.

On December 31, 2007, Petrobras Energía entered into a stock purchase agreement with Admire Trading Company S.A. and Grupo Inversor Petroquímica S.L. for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The selling price was US$ 32 million, resulting in a gain of 40 included in Other (expenses) income, net (Note 15.d).

- Petrobras de Valores Internacional de España S.L (PVIE)

In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% interest in the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional – Braspetro B.V. in the amount of US$ 423.3 million, plus a contingent consideration to be defined by the parties if a commercially viable discovery is made at the Kinteroni prospect in Lote 57. The transaction resulted in a gain of 1,014 included in “Other (expenses) income, net” (Note 15.d).

In January 2008, Petrobras Energia announced a discovery of gas and condensed gas at the Kinteroni prospect, which it is still in the evaluation phase. Currently, the operator is conducting reservoir analysis and other preparation activities in order to assess the potential of the field.

Pursuant to the terms and conditions of the stock purchase agreement, the parties agreed to share the power and authority to define and direct PVIE’s operating and financial policies (Note 2.a).

9. Financing

The detail of financial debt as of December 31, 2008, 2007 and 2006, is as follows:

I. Global Programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of December 31, 2008 under this program, which matured in May 4, 2008 the following classes of bonds remained outstanding:

-  Class H, for a face value of US$ 181.5 million, maturing in May 2009, at a 9% annual rate.

-  Class I, for a face value of US$ 349.2 million, maturing in July 2010, at a 8.125% annual rate.

-  Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of nine months plus 1%.

-  Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

-

Class S, for a face value of U$S 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S bonds, Petrobras shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.

Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Annual Shareholders’ Meeting of Petrobras Energía held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$2.5 billion. On August 8, 2008, the program was authorized by Resolution N° 15,947 of the CNV.

II. Cross default clauses

Outstanding bonds include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.

III. Edesur indebtedness

Edesur maintains a global corporate bond program for the term of five years as from October 14, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of December 31, 2008, only Class 7 is outstanding under such global program for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an annual interest rate of 11.75% p.a.

Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.

As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.

 IV. CIESA and TGS indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 8.II “Tariff Situation of the public utility companies”), CIESA did not pay at maturity, in April 2002, neither the principal and the last interest installment nor its cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron would reciprocally waive any claiming right arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement included the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004. In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement established certain share transfers in two successive steps.

Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.

Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term. Once approvals were obtained from the Argentine Gas Regulatory Agency and the Argentine anti-trust authorities, CIESA would provide its financial creditors with about 4.3% of TGS’s Class “B” common shares as partial settlement of the financial debt. These shares were to be transferred to Enron in exchange for the remaining 10% of its shareholding in CIESA and the creditors would then capitalize the financial debt balance.

Once the debt restructuring was completed, and considering that in addition to the foregoing share transfers: a) the fiduciary ownership of the shares held in CIESA by the trust fund would be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and b) new shares would be issued for the benefit of the entity’s creditors, CIESA’s capital structure would be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

The Restructuring Agreement, as amended, would remain valid through December 31, 2008. As from such date, either party was entitled to unilaterally terminate the agreement.

This validity term expired before the relevant governmental approvals were obtained. On January 9, 2009 Ashmore Energy International Limited (now AEI) –who declared to be the only holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997– announced its decision to terminate the Restructuring Agreement.

On January 28, 2009, CIESA brought an action before the Courts of New York State, USA, to petition that an order be issued to declare that any action initiated by AEI against CIESA in connection with the Corporate Bonds should not succeed because said bonds has become time-barred.

CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties affecting its debt restructuring process.

Between May and June 2007, TGS successfully concluded the refinancing of its debt through the issuance of US$ 500 million bonds under the 2007 Global Program, and the prepayment of its previous debt through a bond repurchase offer, the redemption of bonds not subject to the repurchase offer and the prepayment of the loans from the Inter-American Development Bank.

Bonds are due May 14, 2017 and bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four annual, equal and consecutives installments of US$125 million each, as from May 14, 2014. In 2008, TGS repurchased bonds in an amount equivalent to a face value of US$ 95 million, recognizing a gain of 57 in “Other (expenses) income, net” (Note 15.d).

As of December 31, 2008, TGS’s financial debt mainly results from the issuance of bonds in the amount of US$405 million under the 2007 Global Program, for an amount of up to US$650 million, authorized by the CNV on January 18, 2007.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

V. Detail of long-term debt

Long-term debt as of December 31, 2008 is made up as follows:

(*) Average rate.

Maturities of long-term debt as of December 31, 2008, are as follows:

10. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in wholesale electricity market (MEM) for increasing the supply of electrical power generation in Argentina. Through Resolution No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of
FONINVEMEM I.

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$ 816 million, of which Petrobras Energía contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each. Construction costs of both plants are estimated at approximately US$1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional specific charge imposed to users and with contributions from the National Government.

For the purposes of purchasing of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trusts funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trusts funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow to cover costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of the energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.

As of December 31, 2008, gas turbines of the power plants Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica José de San Martín are already fully operational. It is also expected that both powers plants will operate in combined cycles during the first semester of 2009.

Petrobras Energía, as well as the other MEM creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the electricity supply agreement entered into with CAMMESA and funds contributed to FONINVEMEM II will be recovered through their application to additional energy generation as it is established by Resolution N° 1,281/2006 of the Secretary of Energy under the condition of, at least, multiplying four-fold this contribution with the new investment. On April 18, 2008, the Secretary of Energy considered the project of construction of a new thermoelectric plant of 170 mega watts to be constructed next to Genelba Plant to be covered by the terms of Resolution N° 1,281/2006. Following the Secretary of Energy instruction to CAMMESA to refund Petrobras Energía the funds contributed to FONINVEMEM II in accordance with Resolution N° 564/07, whereby, as of December 31, 2008, Petrobras Energía received U$S 4,5 million.

11. Current and deferred income tax

The Company’s income tax expense and deferred tax balances are comprised as follows:

(1) 258 are disclosed in the non-current “Other receivables” line and 1,500 in the non-current “Taxes payable” line.

(2) 207 are disclosed in the non-current “Other receivables” line and 1,427 in the non-current “Taxes payable” line.

(3) 311 are disclosed in the non-current “Other receivables” line and 1,451 in the non-current “Taxes payable” line.

(4) Management evaluates the recoverability of tax loss carryforwards and the remaining differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

(5) The change in 2008 includes 11 related to the acquisition of the interests in Sierra Chata and Parva Negra (Note 5) and 20 attributable to the revaluation of deferred tax liabilities in foreign affiliates in the “Deferred income” account. Deferred income showed no significant changes in 2007 and 2006 so, therefore, the activity was not presented separately.

The reconciliation of the income tax at the statutory rate of 35% to the tax provision (before taxes and the minority interest in the subsidiary’s income) is as follows:

Tax losses carryforward may be used through the dates indicated below:

12. Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

(1)

Recorded in “Financial income (expenses) and holding gain (losses)”

(2)

Reclassified from current to non-current

(3)

The net effect was recorded in the “Income tax” caption

(4)

Relating to the return of Bloque 31 (Note 5)

(5)

It includes 279 reclassified from current to non-current and 26 recorded in “Deferred income”

(6)

It includes 154 recorded in “Other (expenses) income, net” (Note 15.d) and 41 recorded in “Deferred income”

(7)

Recorded in “Deferred income”

(8)

It includes 157 recorded in “Cost of sales” as “Depreciation of property, plant and equipment”, 596 for the sale of the 40% of Block 18 and the return of Block 31 and 121 for the reversal of the allowance for impairment of assets in  Argentina (Note 15.d).

(9)

It includes 42 recorded in “Other operating expenses net”, 13 in “Financial income (expenses) and holding gain (losses) and 11 in “Costs of sales”

(10) Used during the year

a) Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Energía’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. Petrobras Energía undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Energía’s business.

b) Other issues

The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

The warranty bonds, sureties and guarantees as of December 31, 2008, 2007 and 2006, which are not disclosed in the remaining notes, amount to 79, 61 and 41, respectively.

Innova S.A. has agreements with certain financial institutions whereby it may request cash advances on account receivable from clients that comply with a certain credit status for a maximum amount of approximately US$40 million with recourse. Pursuant to the terms and conditions of the agreements, Innova S.A. bears the credit risk for the amounts received in the event of default of the debtor, the relevant amount must be paid by Innova S.A. As of December 31, 2008, amounts advanced totaled US$18 million.

In addition, as of December 31, 2008, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 5).

13. Capital stock

As of December 31, 2008, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading.

Changes in capital stock in the last three years:

Pursuant to a resolution adopted by Class A and B Shareholders at the Special Meetings held on March 28, 2008, “Class A” shares were converted into “Class B” shares. Consequently, as from that date, the Company’s capital stock is represented only by Class B shares.

14. Other receivables, other liabilities, other operating expenses, net, other (expenses) income, net and supplemental cash flow information

(1) Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

15.Social benefits and other payroll benefits

a) Defined contribution plan

Supplementary Pension Plan

In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the years ended December 31, 2008, 2007 and 2006, Petrobras Energía recorded losses of 8, 7 and 3, respectively, attributable to such benefits.

b) Defined benefit plan

Indemnity Plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory Fund

This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Accordingly, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America.  The Bank of New York Mellon is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

As of December 31, 2008, 2007 and 2006 the most relevant actuarial information on the defined-benefits pension plans are as follows:

c) Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, Petrobras Energía’s Board of Directors approved Plans for the year 2001 (“2001 Plan”) and 2000 (“Plan 2000”) focused on senior officers of the Company.  Both plans consisted in granting the right to exercise certain options to receive Petrobras Energía Participaciones S.A. shares or its cash equivalent, as described below:

2001 Plan

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

The term to exercise both options expired on March 5, 2007. The options exercised corresponding to the appreciation right amounted to 5,163,657 and those corresponding to full value totaled 569,124, cancelled in both cases primarily in cash.

2000 Plan

i.  3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

ii. 352,347 options to receive the same number of shares at no cost to the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

The term to exercise both options expired on May 29, 2006. The options exercised corresponding to the appreciation right amounted to 2,873,037 and those corresponding to full value totaled 343,596, cancelled in both cases primarily in cash.

The cost of these plans was allocated on a proportional basis within the vesting years and adjusted in accordance with the listed price of the share. Accordingly, during the years ended December 31, 2007 and 2006 1 and 3 were charged to operating expenses.

The following table presents a summary of the status of the Company´s stock option plans:

16. Balances and transactions with related companies

Outstanding balances with related parties as of December 31, 2008, 2007 and 2006, are as follows:

Main transactions with affiliates for years ended December 31, 2008, 2007 and 2006 are as follows:

17. Business segments and geographic consolidated information

The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) Refining and Distribution, including the Company’s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (Note 8.III) and, as from this year, the commercialization of the oil produced in Argentina.

c) Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brasil plants and its equity interest in Petroquímica Cuyo S.A.I.C. (Note 8.III).

d) Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in Transportadora de Gas del Sur S.A., the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Enecor S.A., Citelec S.A. y Yacylec S.A. (Note 8.III).

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

As from the current fiscal year, the commercialization of products among the different business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

Consolidated Statement of Income	2008 Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Net sales						
To third parties	2,233	6,684	3,420	2,838	-	15,175
Inter-segment	2,507	258	55	155	(2,975)	-
	4,740	6,942	3,475	2,993	(2,975)	15,175
Cost of sales	(2,478)	(6,649)	(2,762)	(2,108)	2,997	(11,000)
Gross profit	2,262	293	713	885	22	4,175
Administrative and selling expenses	(237)	(475)	(439)	(275)	(330)	(1,756)
Exploration expenses	(238)	-	-	-	-	(238)
Other operating (expenses) income, net	(207)	11	65	10	(108)	(229)
Operating income (loss)	1,580	(171)	339	620	(416)	1,952
Equity in earnings of affiliates	311	(6)	-	-	-	305
Other	(532)	(73)	(180)	(279)	(417)	(1,481)
Net income (loss)	1,359	(250)	159	341	(833)	776

Consolidated Statement of Income	2007					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Net sales						
To third parties	2,381	5,535	3,018	2,524	-	13,458
Inter-segment	2,243	291	45	147	(2,726)	-
	4,624	5,826	3,063	2,671	(2,726)	13,458
Cost of sales	(2,482)	(5,744)	(2,676)	(1,925)	2,716	(10,111)
Gross profit (loss)	2,142	82	387	746	(10)	3,347
Administrative and selling expenses	(284)	(374)	(351)	(211)	(243)	(1,463)
Exploration expenses	(172)	-	-	-	-	(172)
Other operating (expenses) income, net	(206)	(22)	56	118	(122)	(176)
Operating income (loss)	1,480	(314)	92	653	(375)	1,536
Equity in earnings of affiliates	80	75	21	-	-	176
Other	(346)	50	118	(329)	(443)	(950)
Net income (loss)	1,214	(189)	231	324	(818)	762

The following information shows total assets, net sales and operating income (expenses) by geographic area.

18. Controlling Group

Petrobras Energía Participaciones S.A. is the parent company of Petrobras Energía S.A., with an ownership interest of 75.82%. Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), through Petrobras Participaciones S.L., a wholly owned subsidiary, is the controlling shareholder of Petrobras Energía Participaciones S.A., with an ownership interest of 58.6%.

Additionally, Petrobras Participaciones S.L. owns 22.8% of Petrobras Energía’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brasil and abroad.

19. Subsequent events

Except as indicated in the remaining notes, no other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of December 31, 2008, or the results of its operations for the year then ended.

20. Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates.

c) Cost of sales.

d) Foreign currency assets and liabilities.

e) Detail of expenses.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint-ventures.

h) Combined joint-ventures and consortium assets, liabilities and results.

a) Property, plant and equipment as of December 31, 2008, 2007 and 2006

(Stated in millions of Argentine Pesos)

b) Equity in affiliates as of December 31, 2008, 2007 and 2006

(Stated in millions of Argentine Pesos)

c) Cost of sales for the years ended December 31, 2008, 2007 and 2006

(Stated in millions of Argentine Pesos)

d) Foreign currency assets and liabilities as of December 31, 2008, 2007 and 2006

(Stated in millions of Argentine Pesos)

Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT ASSETS				
Cash	US$	119	3.4500	410
	Rs	10	1.4763	15
	BS	6	1.6040	10
				435
Investments	US$	241	3.4500	831
	Rs	52	1.4763	77
				908
Trade receivables	US$	160	3.4500	552
	Rs	75	1.4763	111
				663
Other receivables	US$	70	3.4500	243
	EU	1	4.8697	4
	Rs	15	1.4763	22
				269
	TOTAL 2008			**2,275**
	TOTAL 2007			**3,557**
	TOTAL 2005			**2,675**
NON-CURRENT ASSETS				
Trade receivables	US$	12	3.4500	**40**
Other receivables	US$	12	3.4500	40
	Rs	22	1.4763	33
				73
Investments	US$	41	3.4500	**142**
	TOTAL 2008			**255**
	TOTAL 2007			**254**
	TOTAL 2005			**356**
TOTAL ASSETS	**2008**			**2,530**
	2007			**3,811**
	2005			**3,031**

	Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT LIABILITIES				
Accounts payable	US$	168	3.4500	580
	Rs	10	1.4763	15
	BS	3	1.6040	5
	Sol	3	1.0982	3
	EU	2	4.8697	9
				612
Short-term debt	US$	642	3.4500	2,216
	Rs	112	1.4763	165
				2,381
Payroll and social security taxes	Sol	3	1.0982	3
	Rs	7	1.4763	10
	U$S	6	3.4500	19
				32
Taxes payable	US$	43	3.4500	150
	Rs	39	1.4763	57
				207
Other liabilities	Rs	4	1.4763	6
	US$	70	3.4500	241
				247
	TOTAL 2008			**3,479**
	TOTAL 2007			**3,229**
	TOTAL 2005			**3,628**
NON-CURRENT LIABILITIES				
Accounts payable	US$	39	3.4500	**133**
Long-term debt	US$	1,470	3.4500	**5,072**
Taxes payable	Sol	196	1.0982	215
	Rs	17	1.4763	25
				240
Other liabilities	US$	55	3.4500	189
				189
	TOTAL 2008			**5,634**
	TOTAL 2007			**5,898**
	TOTAL 2005			**5,042**
TOTAL LIABILITIES	**2008**			**9,113**
	2007			**9,127**
	2005			**8,670**

US$

Millions of United States Dollars

BS

Millions of Bolívares

Rs

Millions of Reales

Sol

Millions of Peruvian Soles

EU

Millions of Euros

e) Detail of expenses for the years ended December 31, 2008, 2007 and 2006

 (Stated in millions of Argentine Pesos)

Accounts	2006 Total	2007 Total	2008 Total	2008 Costs	2008 Administrative and selling expenses	2008 Exploration expenses
Salaries and wages	627	719	892	390	502	-
Other benefits to personnel	166	182	164	52	112	-
Taxes, charges and contributions	209	259	328	22	306	-
Fees and professional advisory	110	113	148	35	113	-
Depreciation of property, plant and equipment (Note 21.a)	1,121	1,217	1,260	1,151	109	-
Amortization of other assets	8	8	6	-	6	-
Oil and gas royalties	716	920	902	902	-	-
Spares and repairs	158	161	276	247	29	-
Geological and geophysical expenses	32	103	188	-	-	188
Abandoned and non-productive well write-downs	78	45	42	-	-	42
Transportation and freights	338	393	446	98	348	-
Construction contracts and other services	520	604	793	576	217	-
Fuel, gas, energy and other	71	93	77	65	12	-
Other operating costs and consumptions	226	259	229	141	80	8
Expense reimbursements	(98)	(99)	(108)	(30)	(78)	-
Total 2008			5,643	3,649	1,756	238
Total 2007		4,977		3,342	1,463	172
Total 2006	4,282			2,884	1,281	117

f) Information about ownership in subsidiaries and affiliates as of December 31, 2008

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	100.00	-	Oil and Gas Exploration and Production
EcuadorTLC S.A. (Ecuador)	100.00	-	Oil and Gas Exploration and Production
Enecor S.A.	69.99	-	Gas and Energy
EG3 Asfaltos S.A.	95.00	5.00	Refining and Distribution
EG3 Red S.A.	95.00	5.00	Refining and Distribution
Innova S.A. (Brasil)	0.01	99.99	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	-	100.00	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	100.00	Corporate
Petrobras Holding Austria AG (Austria)	100.00	-	Corporate
Petrobras Energía Internacional S.A.	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Petrobras Financial Services Austria GMBH (Austria)	-	100.00	Corporate
Petrobras Electricidad de Argentina S.A.	93.60	6.40	Gas and Energy
Petrobras Hispano Argentina S.A. (España)	100.00	-	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	100.00	-	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	51.00	13.55	Gas and Energy
World Energy Business S.A.	5.00	95.00	Gas and Energy
Electricidade Com S.A. (Brasil)	-	100.00	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	100.00	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	-	100.00	Corporate
Burlington Resources Argentina Holdings Limited (Islas Bermudas)	-	100.00	Corporate
Atalaya Energy S.R.L.	-	100.00	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.R.L.	-	100.00	Oil and Gas Exploration and Production
Affiliates under joint control			
Cía. de Inversiones de Energía S.A.	25.00	25.00	Gas and Energy
Distrilec Inversora S.A.	-	48.50	Gas and Energy
Edesur S.A.	-	27.33	Gas and Energy
Transportadora de Gas del Sur S.A.	-	27.65	Gas and Energy
Petrobras de Valores Internacional de España S.L. (España)	60.00	-	Corporate
Petrobras Energía Perú S.A. (Perú)	-	60.08	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	-	60.00	Oil and Gas Exploration and Production
Main affiliates in which significance influence is exercised			
Coroil S.A. (Venezuela)	20.00	17.40	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	11.42	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	49.00	-	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	-	Oil and Gas Exploration and Production
Propyme S.G.R	50.00	-	Corporate
Petrolera Entre Lomas S.A.	19.21	-	Oil and Gas Exploration and Production
Refinería del Norte S.A.	28.50	-	Refining and Distribution
Urugua-í S.A.	29.33	-	Gas and Energy
Petroven-Bras S.A.	29.20	4.04	Oil and Gas Exploration and Production
Petrokariña S.A.	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	36.00	-	Oil and Gas Exploration and Production
Petroritupano S.A.	22.00	-	Oil and Gas Exploration and Production
Other subsidiaries			
Ternoeléctrica José de San Martín S.A.	10.00	-	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	10.00	-	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of December 31, 2008

h) Combined joint-ventures and consortium assets and liabilities as of December 31, 2008, 2007 and 2006 and statements of income for the years then ended

(Stated in millions of Argentine Pesos)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of
Petrobras Energía S.A.
Maipú 1, 22nd floor
Buenos Aires
Argentina

1. We have audited the accompanying consolidated balance sheets of Petrobras Energía S.A. (an Argentine Corporation) (“PESA”) and its subsidiaries and jointly-owned entities as of December 31, 2008, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, and notes 1 to 21.

2. The Company’s board of directors and management are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the professional accounting principles in force in the City of Buenos Aires, Argentina, and the related regulations of the National Securities Commission (“CNV”). This responsibility includes: (a) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, (b) selecting and applying appropriate accounting policies, and (c) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

3. Except as discussed in paragraph 6, we conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of the accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained and the report of the other auditors referred to in paragraph 10 are sufficient and appropriate to provide a basis for our opinion.

4. The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the CNV. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

5. As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company that conform to the accounting standards set forth by the CNV do not conform to accounting principles generally accepted in the United States. The effects of these differences have not been quantified by the Company.

6. We were unable to obtain audited financial statements supporting: (a) PESA’s carrying value of its direct and indirect equity investments in the foreign affiliates Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (jointly, the “mixed companies”, which are operating specific hydrocarbon areas in Venezuela) in the amount net of allowances and minority interest of approximately AR$ 1,112,000,000 as of December 31, 2008, or (b) its equity in the earnings of those affiliates in the net amount of AR$ 256,000,000 for the year then ended; nor were we able to satisfy ourselves through other audit procedures as to the carrying value of the investments in the foreign affiliates, or the equity in their earnings.

7. As described under the heading “Operations in Venezuela” in note 5 to the consolidated financial statements, the Company estimated on the basis of the best information available as of each date the recoverable value as of December 31, 2008, 2007 and 2006 of: (i) its indirect investments in the mixed companies referred to in paragraph 6, and (ii) other receivables that could be used to pay acquisition bonds related to any new project of a mixed company to develop oil exploration and production activities, or to acquire licenses to carry out gas exploration and production operations in Venezuela.

The materialization of certain assumptions made by the Company is contingent on future events and actions, some of which are beyond its control and, therefore, gives rise to an uncertainty about their future materialization. The resolution of this uncertainty might affect the carrying value of these assets.

8. As described under the heading “Operations in Ecuador” in note 5 to the consolidated financial statements, as from 2006, and with special emphasis during 2007, the Ecuadorian government pushed through tax and regulatory reforms mainly focused on the hydrocarbon industry. These reforms taken as a whole changed the terms and conditions agreed upon in the participation contracts, thus affecting the projected profitability of the investment with the consequent impact on the assessment of its recoverability. As of December 31, 2008 and 2007, the Company estimated the recoverable value of its assets in Ecuador based on the best information available as of those dates. The materialization of certain assumptions made by the Company is contingent on future events and actions, some of which are beyond its control and, therefore, gives rise to an uncertainty about their future materialization. The resolution of this uncertainty might affect the carrying value of these assets.

9. As described in note 8 to the consolidated financial statements, Compañía de Inversiones de Energía S.A. (“CIESA”) and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) have been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of their rates, the renegotiation of the license (which is in process) and the devaluation of the peso. Additionally, CIESA has suspended the payment of its financial debts and the debt restructuring agreement entered into in September 2005 expired. In January 2009, the financial creditors announced their decision to terminate such agreement. Even though TGS successfully concluded between May and June 2007 a debt restructuring process in order to improve its indebtedness profile as indicated in note 9 to the consolidated financial statements, the foregoing situation in connection with TGS gives rise to uncertainties as to the future development of the regulated business of this company and, therefore, to the future cash flows and results of operations of CIESA, which depend on the income from its investment in its subsidiary TGS. The financial statements of CIESA as of December 31, 2008 and 2007, used by PESA to incorporate them by the proportional consolidation method in its consolidated financial statements, have been prepared by this company’s management considering that the entity would be able to continue operating as a going concern. Accordingly, these financial statements do not include the effects of potential adjustments and reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non current assets do not materialize in the future. The accompanying consolidated financial statements of PESA as of December 31, 2008 and 2007 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA incorporated by the proportional consolidation method, after considering the adjustments described in note 8 to the consolidated financial statements of PESA, represent approximately 11% and 4% of the related total consolidated amounts as of December 31, 2008 and for the year then ended, and approximately 12% and 4% of the related total consolidated amounts as of and for the year ended December 31, 2007.

10. The financial statements of CIESA as of December 31, 2006 were audited by other professionals, whose report dated February 5, 2007 was furnished to us. Our opinion set forth in paragraph 12, insofar as it relates to the amounts included for CIESA before considering the adjustments made by the Company as disclosed in note 8 to the consolidated financial statements, is based on the reports of the referred professionals.

The report of the other auditors contained qualifications regarding: (a) the non-recognition of the effects of the changes in the purchasing power of the Argentine peso from March 1 to September 30, 2003 while in the opinion of the other auditors the recognition of such effects was required by the professional accounting principles in force in the City of Buenos Aires but not allowed by the related regulations of the CNV, and (b) the uncertainties described in paragraph 9. The accompanying consolidated financial statements of PESA as of December 31, 2006, presented for comparative purposes, do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA incorporated by the proportional consolidation method before considering the adjustments described in note 8 to the consolidated financial statements represent approximately 13% and 6% of the related total consolidated amounts as of and for the year ended December 31, 2006.

11. On February 12, 2008, we issued an audit report in which we expressed an opinion on the consolidated financial statements of Petrobras Energía S.A. for the fiscal years ended December 31, 2007 and 2006, and related notes and exhibits, which are presented for comparative purposes. Our audit report contained, among others, a qualification related to a scope limitation because we were unable to obtain audited financial statements as of December 31, 2007, nor were we able to examine other evidence as of that date supporting the carrying value of the Company’s investments in Petrobras de Electricidad de Argentina S.A. (“PEDASA”) and Refinería del Norte S.A. (“Refinor”), the Company’s equity in the earnings of such affiliates and the amounts incorporated by the proportional consolidated method for Distrilec Inversora S.A. (“Distrilec”).

Subsequent to the issuance of our audit report referred to above, unqualified audit reports on the financial statements of PEDASA, Refinor and Distrilec as of December 31, 2007 were issued by other professionals and furnished to us. The issuance of the audited financial statements of the referred companies did not result in any modifications to the amounts originally incorporated in the consolidated financial statements of PESA as of December 31, 2007.

12. In our opinion, based on our audit and, in relation to the consolidated financial statements as of December 31, 2006, on the report of the other professionals referred to in paragraph 10, except for the potential adjustments, if any, that might have been determined to be necessary had we been able to examine evidence regarding the investments in the mixed companies in Venezuela as of December 31, 2008 as indicated in paragraph 6, and subject to the effects of the adjustments, if any, that might have been determined to be necessary on the financial statements as of December 31, 2008, 2007 and 2006 had the resolution of the uncertainties mentioned in paragraphs 7 and 9 been known, and on the financial statements as of December 31, 2008 and 2007 had the resolution of the uncertainty mentioned in paragraph 8 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Petrobras Energía S.A. and its subsidiaries and jointly owned entities as of December 31, 2008, 2007 and 2006, and the consolidated results of their operations, the changes in shareholders’ equity and the consolidated cash flows for the years then ended, in conformity with professional accounting principles in force in the City of Buenos Aires.

13. As described in note 1 to the consolidated financial statements of PESA, on January 30, 2009, the respective shareholders of PESA and PESA approved the merger of both companies. PESA is to be dissolved without being liquidated once the related Definitive Merger Agreement is registered with the Public Registry of Commerce that operates under the control of the Supervisory Board of Companies.

Buenos Aires (Argentina), February 10, 2009

SIBILLE

Gabriel E. Soifer
Partner

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 03/30/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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